FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration statements:
Registration Statement on Form F-3 (Nos. 333-92024, 333-135007, 333-158065, 333-180288, 333-202420, 333-223191), Registration Statement on Form F-4 (No. 333-126531) and Registration Statements on Form S-8 (Nos. 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-143639, 333-145859, 333-155338, 333-162565, 333-170525, 333-176732, 333-183806, 333-197839, 333-220458).

Connecting customers to opportunities

HSBC aims to be where the growth is, enabling business to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

None of the websites referred to in this Interim Report on Form 6-K for the half year ended June 30, 2018 (the ‘Form 6-K’), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K.

Our cover image
Guangzhou is one of China’s largest and most dynamic cities. It is the capital of Guangdong Province and lies at the heart of China’s Pearl River Delta (PRD), one of the country’s fastest growing economic regions. The PRD in recent years has transformed from being the exporting factory floor of the world into a global leader in digital commerce and innovation. HSBC has had a presence in China for more than 150 years. China is an important part of the Group’s strategy and we have branches across the PRD. In December 2017 HSBC Qianhai Securities Limited, the first joint venture securities company in mainland China to be majority-owned by a foreign bank, opened for business in the PRD.

Inside front cover image
Dubai financial district.

Our photo competition winners
This report showcases four images taken by our employees around the world. The images were selected from more than 2,100 submissions to a Group-wide photography competition. Launched in June 2017, HSBC NOW Photo is an ongoing project that encourages employees to capture and share the diverse world around them with a camera.

HSBC Holdings plc

Our values
Our values define who we are as an organisation and make us distinctive.

Dependable
We are dependable, standing firm for what is right and delivering on commitments.

Open
We are open to different ideas and cultures, and value diverse perspectives.

Connected
We are connected to our customers, communities, regulators and each other, caring about individuals and their progress.
As a reminder
Reporting currency
We use US dollars.
Adjusted measures
We supplement our IFRS figures with adjusted measures used by management internally. These measures are highlighted with the following symbol: <>

Further explanation may be found on page 18.

In this document we use the following abbreviations to refer to reporting periods.
1H18    First half of 2018
2H17    Second half of 2017
1H17    First half of 2017

For a full list of abbreviations see page 121.

Unless stated otherwise, risk-weighted assets and capital are calculated and presented on a transitional CRD IV basis as implemented by the Prudential Regulation Authority.
Overview
1a    Cautionary statement regarding forward-looking statements
1b    Certain defined terms
2    Highlights
4    Group Chairman’s statement
5    Group Chief Executive’s review
6    Our strategy
8    Financial overview
12     Global businesses
16    Risk overview

Interim Management Report
18    Financial summary
31    Global businesses
39    Geographical regions
45    Reconciliations of return on equity and return on tangible equity
48    Risk
48    Areas of special interest
48    Key developments in the first half of 2018
48    Credit risk profile
67    Liquidity and funding risk profile
69    Market risk profile
72    Operational risk profile
72    Insurance manufacturing operations risk profile
75    Capital
75    Capital overview
75    Risk-weighted assets
77    Leverage ratio

Financial Statements

78    Financial Statements
84    Notes on the Financial Statements

Additional Information
113    Shareholder information

121    Abbreviations

HSBC Holdings plc	1

Cautionary statement regarding forward-looking statements
This Form 6-K contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business, including the strategic priorities and 2020 financial, investment and capital targets described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•
Changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; consumer perception as to the continuing availability of credit and price competition in the market segments we serve; and deviations from the market and economic assumptions that form the basis for our ECL measurements.

•
Changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms.

•
Factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and the other risks and uncertainties we identify in ‘top and emerging risks’ on pages 16 and 17.

1a	HSBC Holdings plc

Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’, ‘$bn’ and ‘$tn’ represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

HSBC Holdings plc	1b

Highlights
Our international network, access to high-growth markets, and balance sheet strength deliver long-term value for customers and shareholders.

Group performance
For the half-year ended 30 June 2018

(1H17: $10.2bn)
$10.7bn
(1H17: $12.4bn)
$12.1bn

(1H17: $26.2bn)

$27.3bn
At 30 June 2018

(31 Dec 2017: $871bn)
$865bn
(31 Dec 2017: 14.5%)
14.2%
(31 Dec 2017: $2,522bn)
$2,607bn

About HSBC

More than
38 million
customers bank with us

We employ around
229,000
people around the world1

We have around
200,000
shareholders in more than 125 countries and territories

Today, HSBC has around
3,800
offices in 66 countries and territories worldwide

Strategy highlights
In June 2018, we announced the next phase of our strategy, focused on a return to growth and value creation. This builds on our position as a leading international bank with high-return transaction banking, access to high-growth markets and balance sheet strength.
>90%
of global GDP, trade and capital flows covered by our footprint

#1
Global transaction bank2

#1
International bank in Asia3

$177bn
of total capital

For footnotes, see page 47.

2	HSBC Holdings plc

Our global businesses
Our operating model consists of four global businesses and a Corporate Centre, supported by HSBC Operations Services and Technology, and 11 global functions, including: risk, finance, financial crime risk, legal, marketing and human resources.

Retail Banking and Wealth Management (‘RBWM’)	Commercial Banking (‘CMB’)	Global Banking and Markets (‘GB&M’)	Global Private Banking (‘GPB’)
We help close to 37 million customers across the world to manage their finances, buy their homes, and save and invest for the future. Our Insurance and Asset Management businesses support all our global businesses in meeting their customers’ needs.

We support approximately 1.7 million business customers in 53 countries and territories with banking products and services to help them operate and grow. Our customers range from small enterprises focused primarily on their domestic markets, through to large companies operating globally.

We provide financial services and products to companies, governments and institutions. Our comprehensive range of products and solutions, across capital financing, advisory and transaction banking services, can be combined and customised to meet clients’ specific objectives.
We help high net worth individuals and their families to grow, manage and preserve their wealth.
Adjusted profit before tax <>
(1H17: $3.4bn)	(1H17: $3.6bn)	(1H17: $3.5bn)	(1H17: $0.1bn)
$3.6bn	$4.1bn	$3.6bn	$0.2bn
Adjusted risk-weighted assets <>
(31 Dec 2017: $119.5bn)	(31 Dec 2017: $294.7bn)	(31 Dec 2017: $295.7bn)	(31 Dec 2017: $15.9bn)
$124.1bn	$315.1bn	$284.5bn	$17.0bn

<> Our global businesses are presented on an adjusted basis, which is consistent with the way in which we assess their performance.

Delivery against Group financial targets

Return on tangible equity 9.7%	Adjusted jaws <> -5.6%	Dividends per ordinary share in respect of 1H18 $0.20

For further details, see page 11.

HSBC Holdings plc	3

Group Chairman’s statement
At the start of the year, I spoke of the Board’s focus on enhancing HSBC’s performance and reputation. The Group has made a good start in both regards.

The strength of our global businesses underlines the potential of the Group to make further revenue and market share gains, and provides room to invest in revenue growth, resilience, and technology to support our customers. These are all necessary to further strengthen HSBC’s reputation among our many stakeholders.
The strategy that John Flint, the Group Chief Executive, unveiled in June is designed to unlock this potential. We have created a strategy that builds on past achievements to improve the Group’s competitiveness and increase value for shareholders. It focuses on areas where HSBC is already strong, but which also hold the greatest capacity for revenue growth and value creation. This demonstrates the many competitive advantages the Group already enjoys.
Investing in the future of the business is a key pillar of the bank’s strategy. No business can hope to thrive unless it anticipates and adapts to the changes around it. Technological change, in particular, will only accelerate in the coming years. Being able to invest thoughtfully and at scale at this point in the cycle will differentiate future winners from the rest of the industry.
This edge was evident in the first half of 2018. Our award-winning PayMe app acquired its millionth user and is now an established part of the daily lives of people and business in Hong Kong. In May, HSBC executed the first ever live trade finance transaction using scalable blockchain technology, making an important breakthrough in an area previously rich in potential but low on delivery. In July, we announced an expansion of our use of Google Cloud technology, increasing access to some of the leading machine learning and data analytics technology in the world. These are just a few examples of how we are marrying emerging technology with the needs and expectations of our customers.
We are also investing to keep our customers safe. Both the Board and management remain unequivocally committed to safeguarding our clients and delivering industry-leading financial crime standards. This is a permanent priority for everyone at HSBC.
Our global businesses continue to benefit from the economic growth trends we identified at our 2017 Annual Results presentation. The diversity of the Group underpins our ability to manage the external environment effectively. We remain cautiously optimistic for global growth in the remainder of the year. In particular, the fundamentals of Asia remain strong despite rising concerns around the future of international trade and protectionism.
The Board has appointed Jonathan Symonds as the Deputy Group Chairman of HSBC Holdings plc. Jon already serves as the senior independent director. He takes up this new role today and steps down as Chairman of HSBC Bank plc. I am delighted that Jon has agreed to support me in this new capacity.
I am very grateful to all our people for the excellent work that they do in service of the bank, our customers and each other. Our results for the first half demonstrate that the Group has strong foundations. I have every confidence that we will build on them further.

Mark E Tucker
Group Chairman
6 August 2018

4	HSBC Holdings plc

Group Chief Executive’s review
In June this year, I announced eight strategic priorities for the bank between now and 2020. These have two aims – to get HSBC back to growth and to create value.

We will seek to achieve these aims by increasing returns from the Group’s areas of strength, particularly in Asia and across our network; turning around low-return businesses of high strategic importance, particularly in the United States; investing in building a bank for the future with the customer at its centre; and making it easier for our colleagues to do their jobs.
Our first-half performance both reflected these intentions and met our expectations. We grew reported and adjusted revenue in our four global businesses relative to the same period last year, creating the room to invest at the start of this strategy phase while remaining committed to achieving full-year positive adjusted jaws.
Our investment in the first half included hiring more front-line staff in our strongest businesses and expanding our digital capabilities in core markets, both of which will improve the service we offer customers. Our first-half reported and adjusted operating expenses rose as a consequence, which contributed to a drop in adjusted profit before tax. We continued to benefit from a low credit-loss environment in the first half.
Retail Banking and Wealth Management, and Commercial Banking were again our strongest performing businesses. Both continued to gain from a positive interest rate environment, and used the benefits of past investment to grow lending and deposit balances, particularly in Asia and the UK.
Strong adjusted revenue growth in Commercial Banking was supported by our leading transaction banking capabilities. Global Liquidity and Cash Management had another excellent six months, and Global Trade and Receivables Finance made further progress in its core markets.
Adjusted revenue growth in Retail Banking and Wealth Management was underpinned by higher retail deposit balances and strong Wealth Management product sales in Hong Kong. We also grew our share of the UK mortgage market.
Global Banking and Markets had a steady first half. Strong performances from Global Liquidity and Cash Management, Securities Services and Foreign Exchange more than covered the impact of lower client activity in Rates and Credit.
Global Private Banking enjoyed a successful six months, growing adjusted revenue and attracting net new money through collaboration with our other global businesses.
HSBC UK Bank plc – our UK ring-fenced bank – commenced business on 1 July, six months ahead of the legal deadline. Ringfencing presents a major opportunity to get closer to our 14.5 million personal and business customers in the UK.
HSBC is a strong business with a number of clear commercial advantages. In particular, we are a leading international bank with a network that gives us unparalleled access to high-growth markets, particularly in Asia and the Middle East. Our aim for this next strategy phase is to build on these strengths to grow profits consistently, leading to the creation of value for shareholders. With a period of significant restructuring now behind us, and with monetary policy in the US-dollar bloc normalising, it is now time to realise the potential of the Group.

John Flint
Group Chief Executive
6 August 2018

HSBC Holdings plc	5

Our strategy
Our long-term strategy positions us to capture value from our international network, capitalising on global trends affecting the industry and our unique combination of strategic advantages.

Strategic advantages

Leading international bank
More than 50% of Group client revenue connected to the network
No. 1 global transaction bank2, gaining market share
Recognised by customers as leading international bank

International client revenue[4] <> (% of total)
Unparalleled access to high-growth markets
Access to high-growth developing markets in Asia, the Middle East and Latin America
Investment aligned to high-growth markets to deliver shareholder value
Committed to enhanced customer service and investments in technology to help capture growth opportunities

Geographical revenue mix[5] (%)
1H18 revenue: $27.3bn
Balance sheet strength
Strong capital, funding and liquidity position with diversified business model
Conservative approach to credit risk and liquidity management
Low earnings volatility
Foundation for sustained dividend; strong capacity for distribution to shareholders
For footnotes, see page 47

6	HSBC Holdings plc

HSBC has entered the next phase of its strategy, focused on growth and value creation. To achieve this, eight strategic priorities have been put together with targeted outcomes by 2020. These eight priorities aim to deliver growth, turn around low-return businesses, put our customers at the centre, and empower our people.

	Strategic priorities		Targeted outcome by 2020

Deliver growth from areas of strength	1
Accelerate growth from our Asian franchise
–
Build on strength in Hong Kong
–
Invest in Pearl River Delta, ASEAN, and Wealth in Asia (incl. Insurance and Asset Management)
Be the leading bank to support drivers of global investment: China-led Belt and Road Initiative and the transition to a low-carbon economy

–
High single-digit revenue growth p.a. from Asian franchise
–
Market share gains in eight scale markets[6]
–
No. 1 international bank for Belt and Road Initiative
–
$100bn in sustainable financing and investment[7]

	2	Complete establishment of UK ring-fenced bank, grow mortgage market share, grow commercial customer base, and improve customer service	– Market share gains
	3	Gain market share and deliver growth from our international network	– Mid to high single-digit revenue growth p.a. from international network – Market share gains in Transaction Banking

Turnaround of low-return businesses	4	Turn around our US business	– US return on tangible equity >6%
	5	Improve capital efficiency; redeploy capital into higher-return businesses	– Increase in asset productivity

Build a bank for the future that puts the customer at the centre	6	Create capacity for increasing investments in growth and technology through efficiency gains	– Positive adjusted jaws, on an annual basis, each financial year
	7
Enhance customer centricity and customer service through investments in technology
–
Invest in digital capabilities to deliver improved customer service
–
Expand the reach of HSBC, including partnerships
–
Safeguard our customers and deliver industry-leading financial crime standards
			– Improve customer satisfaction in eight scale markets[8]

Empower our people	8	Simplify the organisation and invest in future skills	– Improved employee engagement – ESG rating: ‘Outperformer’[9]
For footnotes, see page 47

HSBC Holdings plc	7

Financial overview

Reported results
This table shows our reported results for the last three half-years, ended 30 June 2018 (‘1H18’), 31 December 2017 (‘2H17’) and 30 June 2017 (‘1H17’).
Under IFRS 9, the recognition and measurement of expected credit losses differs from the approach under IAS 39. The change in expected credit losses relating to financial assets under IFRS 9 is recorded in the income statement under ‘change in expected credit losses and other credit impairment charges’ (‘ECL’). As prior periods have not been restated, changes in impairment of financial assets in the comparative periods remain in accordance with IAS 39 and are recorded in the income statement under ‘loan impairment charges and other credit risk provisions’ (‘LICs’) and are therefore not necessarily comparable to ECL recorded for the current period.
All commentary in this Financial overview compares the 1H18 results with 1H17, unless otherwise stated.

	Half-year to
Reported results	30 Jun 2018 $m	30 Jun 2017 $m	31 Dec 2017 $m
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	27,287	26,166	25,279
ECL/LICs	(407)	(663)	(1,106)
Net operating income	26,880	25,503	24,173
Total operating expenses	(17,549)	(16,443)	(18,441)
Operating profit	9,331	9,060	5,732
Share of profit in associates and joint ventures	1,381	1,183	1,192
Profit before tax	10,712	10,243	6,924

Reported profit before tax
Reported profit before tax of $10.7bn was $0.5bn or 5% higher than in 1H17, reflecting net favourable movements in significant items and favourable foreign currency translation differences, which are described in more detail on page 18. Excluding significant items and currency translation, profit before tax decreased by $0.2bn or 2%.

Reported revenue
Reported revenue of $27.3bn was $1.1bn or 4% higher. This included the favourable effects of foreign currency translation of $0.9bn, which were partly offset by a net adverse movement in significant items of $0.4bn. Significant items included:

–
a loss on disposals, acquisitions and investment in new businesses of $0.1bn in 1H18, mainly relating to the early redemption of subordinated debt in the US. This compared with a gain of $0.4bn in 1H17, largely related to the disposal of our membership interest in Visa Inc.; and

–	lower adverse fair value movements on financial instruments (down $0.1bn).
Excluding significant items and the effects of foreign currency translation, revenue increased by $0.6bn or 2%, reflecting higher revenue across all of our global businesses, partly offset by a reduction in Corporate Centre.

Reported ECL/LICs
The reported ECL were $0.4bn in 1H18. This mainly related to charges of $0.5bn in RBWM, partly offset by net releases of ECL in GB&M ($0.1bn) and Corporate Centre ($0.1bn).
In 1H17, reported LICs of $0.7bn mainly related to RBWM ($0.6bn) and CMB ($0.1bn).
The effect of foreign currency translation between the periods was minimal.

Reported operating expenses
Reported operating expenses of $17.5bn were $1.1bn or 7% higher and included an adverse effect of foreign currency translation of $0.7bn, offset by a favourable movement in significant items of $0.8bn, which included:

–	the non-recurrence of costs to achieve of $1.7bn in 1H17; and

–	customer redress programme costs of $0.1bn in 1H18, compared with $0.3bn in 1H17.
These were partly offset by:

–	settlements and provisions in connection with legal matters of $0.8bn in 1H18, compared with a net release of $0.3bn in 1H17.
Excluding significant items and the favourable effects of foreign currency translation, operating expenses increased by $1.2bn, primarily reflecting investment for growth.

Reported income from associates and joint ventures
Reported income from associates and joint ventures of $1.4bn increased by $0.2bn, and included the favourable effects of foreign currency translation of $0.1bn.

8	HSBC Holdings plc

Adjusted performance
Our reported results are prepared in accordance with IFRSs, as detailed in the Financial Statements on page 78.
We also present adjusted performance measures to align internal and external reporting, identify and quantify items management believes to be significant, and provide insight into how management assesses period-on-period performance. Adjusted performance measures are highlighted with the following symbol: <>
To derive adjusted performance, we adjust for:

–	the period-on-period effects of foreign currency translation; and

–	the effect of significant items that distort period-on-period comparisons, which are excluded in order to understand better the underlying trends in the business.
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 33.

Adjusted results <>
This table shows our adjusted results for 1H18 and 1H17. These are discussed in more detail on the following pages.

Adjusted results <>	Half-year to		Movements compared with 1H17
	30 Jun 2018 $m	30 Jun 2017 $m	Adverse	Favourable	%
Revenue	27,535	26,957		578	2
ECL/LICs	(407)	(657)		250
Total operating expenses	(16,370)	(15,195)	(1,175)		(8)
Operating profit	10,758	11,105	(347)		(3)
Share of profit in associates and joint ventures	1,381	1,259		122	10
Profit before tax	12,139	12,364	(225)		(2)

Adjusted profit before tax<>
On an adjusted basis, profit before tax of $12.1bn was $0.2bn or 2% lower. Revenue increased by $0.6bn and income from associates and joint ventures rose by $0.1bn. In addition, ECL in 1H18 were $0.4bn, compared with LICs of $0.7bn in 1H17. These favourable movements were more than offset by an increase in operating expenses of $1.2bn in 1H18, which included the ongoing impact of a number of investment programmes launched in 2H17, including investments to grow the business and investments in digital. This increase in operating expenses resulted in 1H18 adjusted jaws of negative 5.6%.

Reconciliation of reported to adjusted profit before tax

	Half-year to
	30 Jun 2018 $m	30 Jun 2017 $m
Adjusted profit before tax	12,139	12,364
Currency translation		(289)
Significant items:	(1,427)	(1,832)
– costs of structural reform	(211)	(180)
– costs to achieve [10]	—	(1,670)
– customer redress programmes	(54)	(299)
– disposals, acquisitions and investment in new businesses	(145)	348
– fair value movements on financial instruments	(152)	(245)
– restructuring and other related costs	(24)	—
– settlements and provisions in connection with legal and regulatory matters[11]	(841)	322
– currency translation on significant items		(108)
Reported profit before tax	10,712	10,243
For footnotes, see page 47.

HSBC Holdings plc	9

Adjusted revenue <>
Adjusted revenue of $27.5bn was $0.6bn or 2% higher, reflecting growth in all of our global businesses, partly offset by a reduction in Corporate Centre.

–
In RBWM, revenue increased by $0.8bn or 8%, with growth in both Retail Banking and Wealth Management. In Retail Banking, revenue grew in current accounts, savings and deposits, reflecting wider margins and balance growth, primarily in Hong Kong, partly offset by lower personal lending revenue. In Wealth Management, revenue also increased mainly from investment distribution, primarily in Hong Kong reflecting increased investor confidence. This was partly offset by lower life insurance manufacturing revenue, largely from a net adverse movement in market impacts.

–
In CMB, revenue increased by $0.8bn or 12%, notably in Global Liquidity and Cash Management (‘GLCM’), as we benefited from wider deposit margins and higher balances, primarily in Hong Kong and the US. In addition, revenue increased in Credit and Lending (‘C&L’), notably in the UK, North America and Latin America as lending growth more than offset narrower margins.

–
In GB&M, revenue was $0.1bn or 1% higher. Strong growth in GLCM and Securities Services reflected interest rate rises and deposit balance growth, primarily in Asia. Revenue also increased in Principal Investments, from the revaluation of certain investments. These increases were partly offset by lower revenue in Global Markets as Rates and Credit revenue fell due to narrower margins and lower activity in emerging markets, partly offset by an increase in Foreign Exchange revenue.

–	In GPB, revenue was $0.1bn or 6% higher, mainly in Hong Kong from higher deposit revenue as we benefited from wider margins, and from higher investment revenue, reflecting increased client activity.

–
In Corporate Centre, we recorded net negative revenue of $0.2bn in 1H18, compared with revenue of $1.0bn in 1H17. This primarily reflected lower revenue in Central Treasury due to higher adverse fair value movements relating to the hedging of our long-term debt, a reduction in Balance Sheet Management (‘BSM’) revenue and a loss arising from swap mark-to-market movements following a bond reclassification under IFRS 9 ‘Financial Instruments’. Revenue from legacy portfolios also decreased, mainly driven by losses on portfolio disposals.

Adjusted revenue <>	Half-year to
	30 Jun 2018 $m	30 Jun 2017 $m	Variance $m	%
RBWM	11,065	10,283	782	8
CMB	7,439	6,622	817	12
GB&M	8,265	8,192	73	1
GPB	929	874	55	6
Corporate Centre	(163)	986	(1,149)	(117)
Total	27,535	26,957	578	2

Adjusted ECL/LICs <>
Adjusted ECL of $0.4bn mainly related to charges in RBWM ($0.5bn), notably in Mexico and the UK, and to a lesser extent in Hong Kong, against our unsecured lending portfolios. These charges were partly offset by net releases in Corporate Centre related to our legacy credit portfolio, as well as in GB&M, where net releases relating to a small number of clients in the US were partly offset by charges in the UK.
In 1H17, adjusted LICs of $0.7bn mainly related to RBWM ($0.6bn). This included LICs in Mexico reflecting our strategic growth in unsecured lending and an associated rise in delinquency, and also in the UK against unsecured lending. In CMB, LICs of $0.1bn in 1H17 included charges in Hong Kong related to a small number of customers, partly offset by net releases across multiple sectors in the US and Canada.
Adjusted operating expenses <>
Adjusted operating expenses of $16.4bn were $1.2bn or 8% higher. This primarily reflected continued investments to grow the business ($0.5bn), notably in RBWM and GB&M, and continued investment in digital across all global businesses ($0.2bn), as well as an increase in variable pay ($0.2bn).
Our total investment in regulatory and compliance programmes in 1H18 was $1.6bn, up $0.1bn or 6%. This reflected the continued focus on our Global Standards programme to ensure that changes we have made are effective and sustainable. These costs included expenditures incurred to deliver the programmes, as well as recurring costs to maintain the activities.
The number of employees expressed in full-time equivalent staff (‘FTEs’) at 30 June 2018 was 229,195, an increase of 508 from 31 December 2017. This was primarily driven by investments in business growth programmes.
Adjusted income from associates and joint ventures<>
Adjusted income from associates and joint ventures of $1.4bn increased by $0.1bn, primarily reflecting higher income from Bank of Communications Co., Limited (‘BoCom’).

10	HSBC Holdings plc

Balance sheet and capital
Balance sheet strength
Total reported assets were $2.6tn or 4% higher than at 1 January 2018 on a reported basis, and 5% higher on a constant currency basis. This reflects our continuing targeted asset growth, notably in Asia.
Distributable reserves
The distributable reserves of HSBC Holdings at 30 June 2018 were $36.5bn, compared with $38.0bn at 31 December 2017. The decrease was primarily driven by distributions to shareholders of $6.3bn, which were higher than profits generated of $4.7bn, and certain other movements broadly offset one another, including IFRS 9 transitional adjustments, share buy-backs and fair value gains net of tax due to movements in our own credit risk.
Capital strength
We manage our capital aiming to ensure we exceed current regulatory requirements and are well placed to meet those expected in the future. We monitor our position using capital ratios. These measure capital relative to a regulatory assessment of risks taken. We quantify how these risks relate to our business using RWAs.
Our common equity tier 1 (‘CET1’) ratio at 30 June 2018 was 14.2%, down from 14.5% at 31 December 2017.
Adoption of IFRS 9 ‘Financial Instruments’
HSBC adopted the requirements of IFRS 9 on 1 January 2018, with the exception of the provisions relating to the presentation of gains and losses on financial liabilities designated at fair value, which were adopted from 1 January 2017. The adoption of IFRS 9 reduced our net assets at 1 January 2018 by $1.6bn.
Further explanation of the impact of the implementation of IFRS 9 is provided in Note 1 on the Financial Statements on page 84.
Delivery against Group financial targets
Return on tangible equity
Our target is to achieve a reported return on tangible equity (‘RoTE’) of more than 11% by the end of 2020. We intend to do this with a CET1 ratio of greater than 14%.
RoTE is calculated as reported profit attributable to ordinary shareholders less changes in goodwill and present value of in-force long-term insurance business, divided by average tangible shareholders’ equity. A targeted reported RoTE of 11% in 2020 is broadly equivalent to a reported return on equity (‘RoE’) of 10%.
In the first half of 2018, we achieved a RoTE of 9.7%, compared with 9.9% in the first half of 2017.

Adjusted jaws <>
Our target is to maintain positive adjusted jaws on an annual basis.
Jaws measures the difference between the rates of change in revenue and operating expenses. Positive jaws occurs when the figure for the percentage change in revenue is higher than, or less negative than, the corresponding rate for operating expenses.
We calculate adjusted jaws using adjusted revenue and adjusted operating expenses.
In 1H18, adjusted revenue increased by 2.1%, whereas our adjusted operating expenses increased by 7.7%. Adjusted jaws was therefore negative 5.6%.

Adjusted revenue up
2.1%
Adjusted jaws
-5.6%
Adjusted costs up
7.7%

Dividends
We plan to sustain the annual dividend in respect of the year at its current level for the foreseeable future. Growing our dividend in the future will depend on the overall profitability of the Group, delivering further release of less efficiently deployed capital and meeting regulatory capital requirements in a timely manner.

HSBC Holdings plc	11

Global businesses
We manage our products and services globally through our global businesses.

The ‘Management view of adjusted revenue’ tables provide a breakdown of revenue by major products, and reflect the basis on which revenue performance of each business is assessed and managed.
Commentary is on an adjusted basis, which is consistent with how we assess the performance of our global businesses. <>
Retail Banking and Wealth Management
RBWM serves close to 37 million customers worldwide through four main businesses: Retail Banking, Wealth Management, Asset Management, and Insurance. Our HSBC Premier and Advance propositions are aimed at mass affluent and emerging affluent customers who value international connectivity and benefit from our global reach and scale. For customers with simpler banking needs, RBWM offers a full range of products and services reflecting local requirements.
Key events

–
Continued progress with our digital transformation through the enhancement of customer journeys and product features, including the PayMe app in Hong Kong, which has one million users, and the Connected Money app in the UK, which has had 100,000 downloads since its launch in May 2018. Over 80% of global equity sales and a significant part of retail sales are made digitally.

–
Delivering on unsecured lending growth, supported by new offers and marketing initiatives. Strong progress in new credit cards issuance in 1H18, notably in the UK (282,000), mainland China (221,000, including 101,000 in the PRD) and the US (135,000).

Financial performance
Adjusted profit before tax of $3.6bn was $0.2bn or 7% higher, reflecting strong revenue growth, partly offset by higher operating expenses.
Adjusted revenue of $11.1bn was $0.8bn or 8% higher.
In Retail Banking, the increase reflected:

–	Higher current accounts, savings and deposits, up $0.8bn due to wider margins and balance growth, mainly in Hong Kong.

–
Lower personal lending revenue, which reduced by $0.2bn, despite growth in total lending balances of $27bn, or 8% compared with 1H17. This reflected the effects of mortgage margin compression from higher funding costs, mainly in the UK, Hong Kong, mainland China and the US. Lower credit cards revenue reflected margin compression in Turkey and policy tightening in Mexico and the UAE.

Wealth Management was up from:

–	Higher investment distribution revenue, up $0.3bn, reflecting higher sales of retail securities and mutual funds, notably in Hong Kong, following increased investor confidence.

–
Life insurance manufacturing generated growth in annualised new business premiums (up 22%), which was more than offset by net adverse market impacts of $0.3bn. Therefore, total life insurance manufacturing revenue decreased by $0.2bn.

Adjusted ECL were $0.5bn in 1H18 mainly related to charges in Mexico, the UK and Hong Kong, notably against unsecured lending. These new allowances broadly offset write-offs, and the credit quality of our loan portfolio remained stable.
In 1H17, adjusted LICs of $0.6bn were notably related to charges in Mexico, the UK and Hong Kong against unsecured lending balances.
Adjusted operating expenses of $6.9bn increased by $0.6bn or 9%, driven by investments in digital capabilities and marketing to help deliver improved customer services, and investments to grow the business, particularly in the UK, Hong Kong, mainland China (including PRD) and the US. In addition, staff numbers increased as we invested in front-line growth and technology initiatives, including in Hong Kong and the PRD.

Management view of adjusted revenue <>	Half-year to			1H18 vs 1H17
	30 Jun 2018 $m	30 Jun 2017 $m	31 Dec 2017 $m	$m	%
Retail Banking	7,413	6,756	6,894	657	10
Current accounts, savings and deposits	3,889	3,072	3,311	817	27
Personal lending	3,524	3,684	3,583	(160)	(4)
– mortgages	1,095	1,209	1,199	(114)	(9)
– credit cards	1,451	1,512	1,412	(61)	(4)
– other personal lending [12]	978	963	972	15	2
Wealth Management	3,380	3,278	2,991	102	3
– investment distribution [13]	1,907	1,628	1,678	279	17
– life insurance manufacturing	919	1,117	766	(198)	(18)
– asset management	554	533	547	21	4
Other [14]	272	249	395	23	9
Net operating income [15]	11,065	10,283	10,280	782	8
Adjusted RoRWA (%)[16]	6.0	6.0	5.3
RoTE excluding significant items and UK bank levy (%)[17]	21.3	22.6	21.6
For footnotes, see page 47.

12	HSBC Holdings plc

Commercial Banking
CMB serves approximately 1.7 million customers in 53 countries and territories. Our customers range from small enterprises focused primarily on their domestic markets through to corporates operating globally. We support customers with tailored financial products and services to allow them to operate efficiently and grow.
Services provided include working capital, term loans, payment services and international trade facilitation, as well as expertise in mergers and acquisitions, and access to financial markets.
Key events

–	Corporate customer value from our international subsidiary banking proposition grew 18%* compared with 1H17, demonstrating the value of our global network.

–
We further strengthened our leadership position in GLCM through investment in our digital capabilities, including mobile facial recognition technology, and collaboration with PayPal to help companies manage their liquidity and payments in real time.

–
We continue to embrace new technologies in Global Trade and Receivables Finance (‘GTRF’), demonstrated through the completion of four live trades on the we.trade blockchain platform, the world’s first commercially scalable Distributed Ledger Technology platform for open account trade.

Financial performance
Adjusted profit before tax of $4.1bn was $0.5bn or 15% higher, reflecting higher revenue and low levels of ECL. This was partly offset by an increase in operating expenses.
Adjusted revenue of $7.4bn was $0.8bn or 12% higher, mainly driven by increases in GLCM and C&L. Revenue also increased in Markets products, Insurance and Investments, notably in Asia, and in GTRF.

–	In GLCM, revenue increased by $0.5bn or 20%, primarily in Hong Kong and the US, mainly reflecting wider margins and increased balances, with notable growth in Asia, North America and Europe.

–
In C&L, revenue was $0.1bn or 5% higher. Revenue grew in the UK, North America and Latin America as lending growth more than offset narrower margins. Revenue also grew in Asia, as balance growth in Hong Kong more than offset the effects of margin compression, in part reflecting competitive pressures.

–
In GTRF, revenue was $18m or 2% higher, driven by balance sheet growth in the UK and Asia, mainly in mainland China. This was partly offset by a reduction in revenue in the Middle East and North Africa (‘MENA’), reflecting the effects of managed customer exits in the UAE.

Adjusted ECL were $55m in 1H18, as charges in MENA, Latin America and Europe were partly offset by releases in North America and Hong Kong. In 1H17, net adjusted LICs of $109m related to charges in Hong Kong, across various sectors, partly offset by net releases in North America and the UK.
Adjusted operating expenses were $0.3bn or 11% higher. This reflected increases in: staff costs, including higher variable pay; our continued investment in digital capabilities; regulatory programme and compliance costs; and inflation.

Management view of adjusted revenue <>	Half-year to			1H18 vs 1H17
	30 Jun 2018 $m	30 Jun 2017 $m	31 Dec 2017 $m	$m	%
Global Trade and Receivables Finance	943	925	910	18	2
Credit and Lending	2,672	2,545	2,594	127	5
Global Liquidity and Cash Management	2,793	2,336	2,480	457	20
Markets products, Insurance and Investments, and Other [18]	1,031	816	899	215	26
Net operating income [15]	7,439	6,622	6,883	817	12
Adjusted RoRWA (%)[16]	2.7	2.5	2.3
RoTE excluding significant items and UK bank levy (%)[17]	15.1	14.8	14.0
For footnotes, see page 47.

*Analysis relates to corporate client income, which includes total income from GB&M products, including Foreign Exchange and Debt Capital Markets. This measure differs from reported revenue in that it excludes Business Banking and Other and internal cost of funds.

HSBC Holdings plc	13

Global Banking and Markets
GB&M serves approximately 4,100 clients in more than 50 countries and territories. It supports major government, corporate and institutional clients worldwide. Our product specialists continue to deliver a comprehensive range of transaction banking, financing, advisory, capital markets and risk management services.
Key events

–	Leading the way with the digitisation of Trade Finance by completing the first transaction using blockchain Distributed Ledger Technology in the banking industry.

–	We acted as green structuring adviser on a $1.25bn green sukuk bond for the Republic of Indonesia, the first ever international offering of green securities by an Asian sovereign.
Financial performance
Adjusted profit before tax of $3.6bn was $25m or 1% higher, reflecting increased revenue and a net ECL release in 1H18, compared with LICs in 1H17. This was partly offset by higher operating expenses as we continued to invest in the business.
Adjusted revenue of $8.3bn was $0.1bn or 1% higher, and included a net favourable movement of $54m on credit and funding valuation adjustments. This reflected:

–
Strong GLCM revenue growth of $0.2bn, or 19%, across all regions, mainly in Asia, from continued momentum since 2017, benefiting from higher average balances since 1H17 (up 7%) and higher interest rates.

–
Double-digit revenue growth in Securities Services (up $0.1bn) reflected growth of over 10% in both assets under custody and assets under administration since 1H17, primarily in Asia as we continued to win new business. The increase in revenue was also from higher interest rates, which more than offset margin compression.

–	Principal Investments revenue increased by $0.1bn, reflecting the revaluation of certain investments.

–
Global Banking revenue was $24m or 1% higher, as Leveraged and Acquisition Finance continued to perform well, with notable client wins, and favourable movements in Credit and Lending portfolio hedges. We grew our market share in Debt Capital Markets (‘DCM’), but this was more than offset by lower corporate issuances. Despite lower lending revenue, overall performance was positive, reflecting growth in fee business.

–
Global Markets revenue decreased by $0.4bn. In Fixed Income, Rates and Credit revenue fell by $0.4bn and $0.2bn respectively, as a result of narrower margins and lower activity in emerging markets. By contrast, Foreign Exchange revenue grew by $0.2bn or 11%, with increased client volumes, continuing to build on a strong performance in 2017.

Net ECL releases in 1H18 of $97m related to a small number of clients in the US, notably in the oil and gas sector. These were partly offset by charges in the UK against exposures in the retail and construction sectors.
In 1H17, adjusted LICs of $40m were primarily in the US. This reflected net charges against specific clients, notably in the oil and gas, and mining sectors.
Adjusted operating expenses of $4.8bn were $0.2bn or 4% higher, driven by higher volume-related transaction costs and investments to grow the business, notably in Securities Services and Global Markets, and in HSBC Qianhai Securities, our Chinese joint venture. These increases more than offset the benefit of cost-saving initiatives.

Management view of adjusted revenue <>	Half-year to			1H18 vs 1H17
	30 Jun 2018 $m	30 Jun 2017 $m	31 Dec 2017 $m	$m	%
Global Markets	3,474	3,907	3,026	(433)	(11)
– Equities	705	697	604	8	1
– FICC	2,769	3,210	2,422	(441)	(14)
Foreign Exchange	1,552	1,398	1,234	154	11
Rates	795	1,215	847	(420)	(35)
Credit	422	597	341	(175)	(29)
Global Banking	2,060	2,036	1,883	24	1
Global Liquidity and Cash Management	1,274	1,070	1,166	204	19
Securities Services	981	876	923	105	12
Global Trade and Receivables Finance	360	370	346	(10)	(3)
Principal Investments	171	83	246	88	>100
Credit and funding valuation adjustments[19]	(44)	(98)	(170)	54	(55)
Other[20]	(11)	(52)	(34)	41	(79)
Net operating income[15]	8,265	8,192	7,386	73	1
Adjusted RoRWA (%)[16]	2.5	2.4	1.6
RoTE excluding significant items and UK bank levy (%)[17]	12.3	12.5	10.6

For footnotes, see page 47.

14	HSBC Holdings plc

Global Private Banking
GPB serves high net worth individuals and families, including those with international banking needs.
We provide a full range of private banking services, including Investment Management, which includes advisory and brokerage services, and Private Wealth Solutions, which comprises trusts and estate planning, to protect and preserve wealth for future generations.
Key events

–
Net new money inflows of $9bn in key markets targeted for growth, of which more than 60% was from collaboration with our other global businesses. Net new money inflows were mainly in Hong Kong, the UK and Channel Islands, Switzerland and the US.

–	Continued momentum in discretionary and advisory mandates, with strong growth in 1H18, mainly in Switzerland, Hong Kong, Germany and the US.
Financial performance
Adjusted profit before tax of $0.2bn was $46m or 32% higher, driven by revenue growth.
Adjusted revenue of $0.9bn increased by $55m or 6%, mainly in Hong Kong from higher deposit revenue as margins widened following interest rate rises, and from higher investment revenue due to increased client activity.
Adjusted operating expenses of $0.7bn were broadly stable, as higher variable pay was broadly offset by lower costs following the wind-down of our operations in Monaco.

Management view of adjusted revenue <>	Half-year to			1H18 vs 1H17
	30 Jun 2018 $m	30 Jun 2017 $m	31 Dec 2017 $m	$m	%
Investment revenue	386	362	339	24	7
Lending	200	193	202	7	4
Deposit	244	194	211	50	26
Other	99	125	114	(26)	(21)
Net operating income[15]	929	874	866	55	6
Adjusted RoRWA (%)[16]	2.3	1.8	1.9
RoTE excluding significant items and UK bank levy (%)[17]	11.2	6.5	7.1
For footnotes, see page 47.

Corporate Centre
Corporate Centre comprises Central Treasury, including BSM, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and the UK bank levy.
Financial performance
Adjusted profit before tax of $0.6bn was $1.1bn or 63% lower, mainly reflecting a reduction in revenue.
Net negative revenue of $0.2bn, compared with revenue of $1.0bn in 1H17, reflected lower revenue in Central Treasury (down $0.7bn), and from legacy portfolios (down $0.2bn) following losses related to portfolio disposals. Other income also decreased (down $0.2bn), mainly driven by a change in allocation of liquidity costs in anticipation of a change in regulatory environment, lower revaluation gains of investment properties and the non-recurrence of a 1H17 gain on the disposal of our operations in Lebanon.
Central Treasury revenue decreased due to:

–	lower BSM revenue (down $0.2bn), mainly as a result of de-risking activities undertaken during 2017 in anticipation of interest rate rises, lower reinvestment yields and lower disposal gains;

–	higher adverse fair value movements ($0.2bn), relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with long-term derivatives;

–	a loss arising from adverse swap mark-to-market movements following a bond reclassification under IFRS 9 ‘Financial Instruments’ ($0.2bn); and

–	higher interest expense on our debt (up $0.1bn), driven by both higher issuances and the higher average cost of debt issued to meet regulatory requirements.
ECL releases of $0.1bn in 1H18 and prior year net LICs releases were both primarily related to our legacy credit portfolio.
Adjusted operating expenses of $0.7bn rose by $0.1bn or 9% due to a higher UK bank levy and higher local taxes and regulatory costs.
Adjusted income from associates rose by $0.1bn or 7%.

Management view of adjusted revenue <>	Half-year to			1H18 vs 1H17
	30 Jun 2018 $m	30 Jun 2017 $m	31 Dec 2017 $m	$m	%
Central Treasury[21]	78	776	556	(698)	(90)
Legacy portfolios	(88)	136	(127)	(224)	>(100)
– US run-off portfolio	20	75	(36)	(55)	(73)
– legacy credit	(108)	61	(91)	(169)	>(100)
Other[22]	(153)	74	(106)	(227)	>(100)
Net operating income[15]	(163)	986	323	(1,149)	>(100)
For footnotes, see page 47.

HSBC Holdings plc	15

Risk overview
We actively manage risk to protect and enable the business.

Managing risk
HSBC has maintained a conservative and consistent approach to risk throughout its history, helping to ensure we protect customers’ funds, lend responsibly and support economies. By carefully aligning our risk appetite to our strategy, we aim to deliver sustainable long-term shareholder returns.
All employees are responsible for the management of risk, with the ultimate accountability residing with the Board. We have a strong risk culture, which is embedded through clear and consistent communication and appropriate training for all employees. A comprehensive risk management framework is applied throughout the Group, with governance and corresponding risk management tools. This framework is underpinned by our risk culture and reinforced by the HSBC Values.
Our Global Risk function oversees the framework and is led by the Group Chief Risk Officer, an executive Director. It is independent from the global businesses, including our sales and trading functions, to provide challenge, appropriate oversight and balance in risk/reward decisions.
HSBC’s risk appetite defines our desired forward-looking risk profile, and informs the strategic and financial planning process. It is articulated in our risk appetite statement, which is approved by the Board. Key elements include:

–	risks that we accept as part of doing business, such as credit risk and market risk;

–	risks that we incur as part of doing business, such as operational risk, which are actively managed to remain below an acceptable tolerance; and

–	risks for which we have zero tolerance, such as knowingly engaging in activities where foreseeable reputational risk has not been considered.
We operate a comprehensive stress testing programme to help ensure the strength and resilience of HSBC, taking part in regulators’ as well as our own stress tests. In 2017, the results for HSBC as published by the Bank of England (‘BoE’) showed that our capital ratios, after taking account of CRD IV restrictions and strategic management actions, exceeded the BoE’s requirements. This outcome reflected our strong capital position, conservative risk appetite, diversified geographical and business mix, and strategic actions undertaken.
Internal stress tests are an important element in our risk management and capital management frameworks. They include potential adverse macroeconomic, geopolitical and operational risk events, and other potential events that are specific to HSBC. The selection of scenarios reflects our top and emerging risks identification process and our risk appetite. Stress testing analysis helps management understand the nature and extent of vulnerabilities to which the bank is exposed.
Our risk management framework, and risks associated with our banking and insurance manufacturing operations, are described from pages 66 to 81 of the Annual Report and Accounts 2017.
Top and emerging risks
Our top and emerging risks framework helps enable us to identify forward-looking risks so that we may take action to either prevent them materialising or limit their effect.
Top risks are those that may have a material impact on the financial results, reputation or business model of the Group in the year ahead. Emerging risks are those that have largely unknown components and may form beyond a one-year horizon. If any of these risks were to occur, they could have a material effect on HSBC.
During 1H18, we made three changes to our top and emerging risks framework.
The thematic issue ‘Impact of organisational change and regulatory demands on employees’ was renamed ‘Risks associated with workforce capability, capacity and environmental factors with potential impact on growth’ to better reflect the challenges facing the Group and summarise the broader focus on strategic growth capability.
The theme ‘Libor replacement’ has been added, as the expected replacement or changes to key interbank offered rates such as Libor with alternative benchmark rates introduces uncertainty to HSBC, its clients and the financial services industry. Discontinuation of, or changes to, benchmark rates may require amendments to agreements that refer to current benchmarked rates made by HSBC, our clients and other market participants, as well as to our systems and processes.
‘Execution risk’ was removed, following the successful completion of a number of high-priority programmes during the period. The Group Change Committee retains close oversight of progress on the highest priority programmes, ensuring we achieve consistent delivery across critical initiatives.
Our top and emerging risks are also summarised and discussed in more detail on pages 63 to 66 of the Annual Report and Accounts 2017.
Our approach to identifying and monitoring top and emerging risks is described on page 69 of the Annual Report and Accounts 2017.

16	HSBC Holdings plc

	Risk	Trend	Mitigants
Externally driven
	Economic outlook and capital flows	^
We actively monitor our wholesale credit and trading portfolios, including undertaking stress tests, to identify sectors and clients that may come under stress due to: escalating tariffs and other trade restrictions; an economic slowdown in the eurozone and mainland China; and adverse outcomes of negotiations concerning the UK’s exit from the EU.

	Geopolitical risk	^
We continually assess the impact of geopolitical events on our businesses and exposures, and take steps to mitigate them, where required, to help ensure we remain within our risk appetite. We have also strengthened physical security at our premises where the risk of terrorism is heightened.

	The credit cycle	>
We continue to undertake detailed reviews of our portfolios and are assessing proactively customers and sectors likely to come under stress as a result of geopolitical or macroeconomic events, reducing limits where appropriate.

	Cyber threat and unauthorised access to systems	^
We continue to strengthen our cyber control framework and implement initiatives to improve our resilience and cybersecurity capabilities, including threat detection and analysis, access control, payment systems controls, data protection and backup and recovery.

	Regulatory, technological and sustainability developments including conduct, with adverse impact on business model and profitability	>
We engage proactively with regulators wherever possible to help ensure new regulatory requirements are effectively implemented, and work with them in relation to their investigations into historical activities. We also engage with non-governmental organisations to help ensure our policies address environmental concerns.

	Financial crime risk environment	>
We are on track to integrate the majority of the Global Standards programme financial crime risk core capabilities into our day-to-day operations by the end of 2018, and expect to complete the closure of the programme infrastructure in early 2019. We will continue to take further steps to refine and strengthen our defences against financial crime by applying advanced analytics and artificial intelligence.

	Libor replacement	^	We are evaluating the impact on HSBC’s products, services and processes as the industry accord evolves, with the intention of minimising disruption through appropriate mitigating actions.
Internally driven
	IT systems infrastructure and resilience	>
We continue to monitor and improve service resilience across our technology infrastructure, enhancing our problem diagnosis/resolution and change execution capabilities, reducing service disruption to our customers.

*	Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	>
We continue to monitor workforce capability and capacity, particularly in our strategically relevant areas, and other conduct and cultural factors that may affect our business. Understanding our capability needs for growth will be an area of focus as well as improving employee engagement and our approach to leadership succession planning.

	Risks arising from the receipt of services from third parties	>
We have strengthened essential governance processes and relevant policies relating to how we identify, assess, mitigate and manage risks across the range of third parties with which we do business. This includes control monitoring and assurance throughout the third-party lifecycle.

	Enhanced model risk management expectations	^
We have strengthened our model risk management framework by establishing an independent second line of defence Model Risk Management sub-function, and we continue to enhance our existing policy and standards in order to address evolving regulatory, external and internal requirements.

	Data management	^	We continue to improve our insights, consistency of data aggregation, reporting and decisions through ongoing enhancement of our data governance, data quality, data privacy and architecture framework.

^ Risk heightened during 2018
> Risk remained at the same level as 2017
* Thematic risk renamed during 1H18

HSBC Holdings plc	17

Financial summary

Use of non-GAAP financial measures
Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 78.
To measure our performance we also use non-GAAP financial measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. The ‘adjusted performance’ measure used throughout this report is described below, and where others are used they are described. All non-GAAP financial measures are reconciled to the closest reported financial measure.
The global business segmental results on pages 31 to 37 are presented on an adjusted basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in ‘Basis of preparation’ on page 31.
Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant and providing insight into how management assesses period-on-period performance.
Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to understand better the underlying trends in the business.
The tables on pages 34 to 37 and pages 41 to 43 detail the effects of significant items on each of our global business segments and geographical regions in 1H18, and 1H17 and 2H17.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2018. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for the half-year to 30 June 2018 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•
the income statements for the half-years to 30 June 2017 and 31 December 2017 at the average rates of exchange for the half-year to 30 June 2018; and
•
the balance sheets at 30 June 2017 and 31 December 2017 at the prevailing rates of exchange on 30 June 2018.
No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.

Changes from 1 January 2018
IFRS 9
HSBC adopted the requirements of IFRS 9 ‘Financial Instruments’ on 1 January 2018, with the exception of the provisions relating to the presentation of gains and losses on financial liabilities designated at fair value, which were adopted on 1 January 2017. The impact of transitioning to IFRS 9 at 1 January 2018 on the consolidated financial statements of HSBC was a decrease in net assets of $1.6bn, arising from:

•	a decrease of $2.2bn from additional impairment allowances;

•	a decrease of $0.9bn from our associates reducing their net assets;

•
an increase of $1.1bn from the remeasurement of financial assets and liabilities as a consequence of classification changes, mainly from revoking fair value accounting designations for certain long-dated issued debt instruments; and

•	an increase in net deferred tax assets of $0.4bn.
The effect of IFRS 9 on the carrying value of investments in associates has been updated from the effect disclosed in our Annual Report and Accounts 2017 and in our Report on Transition to IFRS 9 ‘Financial Instruments’ 1 January 2018 as a result of those entities publicly reporting their expected transition impacts. This resulted in a further decrease in net assets of $0.6bn, net of tax.
Refer to ‘Standards applied during the half-year to 30 June 2018’ on page 84 and Note 14 ‘Effect of reclassification upon adoption of IFRS 9’ for further detail. A Report on Transition to IFRS 9 ‘Financial Instruments’ detailing the impact of the initial application was issued on 27 February 2018.
Income statement presentation
The classification and measurement requirements under IFRS 9, which was adopted from 1 January 2018, are based on an entity’s assessment of both the business model for managing the assets and the contractual cash flow characteristics of the assets. The standard contains a classification for items measured mandatorily at fair value through profit or loss as a residual category. Given its residual nature, the presentation of the income statement has been updated to present separately items in this category which are of a dissimilar nature or function, in line with IAS 1 ‘Presentation of Financial Statements’ requirements. Comparative data has been re-presented. There is no net impact on total operating income.

18	HSBC Holdings plc

Prior to 2018, foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018 we have grouped the presentation of the entire effect of foreign exchange exposure in profit or loss and presented it within ‘net income from financial instruments held for trading or managed on a fair value basis’. Comparative data has been re-presented. There is no net impact on total operating income and the impact on ‘changes in fair value of long-term debt and related derivatives’ is $(276)m in 1H17 and $(241)m in 2H17.

Summary consolidated income statement

		Half-year to
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnotes	$m	$m	$m
Net interest income		15,100	13,777	14,399
Net fee income		6,767	6,491	6,320
Net income from financial instruments held for trading or managed on a fair value basis		4,883	4,232	4,194
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		(222)	1,499	1,337
Changes in fair value of long-term debt and related derivatives		(126)	204	(49)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		345	N/A	N/A
Gains less losses from financial investments		124	691	459
Dividend income		41	49	57
Net insurance premium income		5,776	4,811	4,968
Other operating income/(expense)		359	526	(189)
Total operating income		33,047	32,280	31,496
Net insurance claims and benefits paid and movement in liabilities to policyholders		(5,760)	(6,114)	(6,217)
Net operating income before change in expected credit losses and other credit impairment charges	15	27,287	26,166	25,279
Change in expected credit losses and other credit impairment charges		(407)	N/A	N/A
Loan impairment charges and other credit risk provisions		N/A	(663)	(1,106)
Net operating income		26,880	25,503	24,173
Total operating expenses		(17,549)	(16,443)	(18,441)
Operating profit		9,331	9,060	5,732
Share of profit in associates and joint ventures		1,381	1,183	1,192
Profit before tax		10,712	10,243	6,924
Tax expense		(2,296)	(2,195)	(3,093)
Profit for the period		8,416	8,048	3,831
Attributable to:
– ordinary shareholders of the parent company		7,173	6,999	2,684
– preference shareholders of the parent company		45	45	45
– other equity holders		530	466	559
– non-controlling interests		668	538	543
Profit for the period		8,416	8,048	3,831
		$	$	$
Basic earnings per share		0.36	0.35	0.13
Diluted earnings per share		0.36	0.35	0.13
Dividend per ordinary share (declared in the period)		0.31	0.31	0.20
		%	%	%
Post-tax return on average total assets		0.6	0.7	0.3
Return on average risk-weighted assets	23	2.5	2.4	1.6
Return on average ordinary shareholders’ equity (annualised)		8.7	8.8	5.9
Return on average tangible equity (annualised)	17	9.7	9.9	6.8
Average foreign exchange translation rates to $:
$1: £		0.727	0.795	0.759
$1: €		0.827	0.924	0.851
For footnotes, see page 47.

HSBC Holdings plc	19

Financial summary

Group performance by income and expense item
For further financial performance data for each global business and geographical region, see pages 31 to 37, and 39 to 43, respectively.
Net interest income

		Half-year to
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnotes	$m	$m	$m
Interest income		23,422	19,727	21,268
Interest expense		(8,322)	(5,950)	(6,869)
Net interest income	24	15,100	13,777	14,399
Average interest-earning assets		1,839,603	1,690,585	1,761,076
		%	%	%
Gross interest yield	25	2.57	2.35	2.40
Less: cost of funds		(1.07)	(0.84)	(0.92)
Net interest spread	26	1.50	1.51	1.48
Net interest margin	27	1.66	1.64	1.62
For footnotes, see page 47.
In 1H18, our net interest margin was 1.66%, compared with 1.64% in 1H17, including the effects of customer redress programmes and foreign currency translation.

Summary of interest income by type of asset
		Half-year to
		30 Jun 2018			30 Jun 2017			31 Dec 2017
		Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	Footnotes	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks		240,804	1,116	0.93	225,031	923	0.83	247,040	1,107	0.89
Loans and advances to customers		966,481	16,036	3.35	870,652	13,955	3.23	933,261	14,796	3.15
Reverse repurchase agreements – non-trading		198,154	1,589	1.62	170,984	949	1.12	176,491	1,242	1.40
Financial investments		385,907	4,220	2.21	403,043	3,637	1.82	376,787	3,803	2.00
Other interest-earning assets		48,257	461	1.93	20,875	263	2.53	27,497	320	2.31
Total interest-earning assets		1,839,603	23,422	2.57	1,690,585	19,727	2.35	1,761,076	21,268	2.40
Trading assets and financial assets designated or mandatorily measured at fair value	28, 29	201,696	2,775	2.77	N/A	N/A	N/A	N/A	N/A	N/A
Trading assets and financial assets designated at fair value		N/A	N/A	N/A	181,316	1,972	2.19	191,943	2,273	2.35
Expected credit losses provision		(7,739)			N/A	N/A	N/A	N/A	N/A	N/A
Impairment allowance		N/A	N/A	N/A	(8,099)			(7,587)
Non-interest-earning assets		617,148			623,410			610,076
Total		2,650,708	26,197	1.99	2,487,212	21,699	1.76	2,555,508	23,541	1.83
For footnotes, see page 47.

Summary of interest expense by type of liability and equity
		Half-year to
		30 Jun 2018			30 Jun 2017			31 Dec 2017
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	Footnotes	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks	30	45,142	226	1.01	45,288	227	1.01	49,353	224	0.90
Financial liabilities designated at fair value – own debt issued	31	55,056	685	2.51	60,505	609	2.03	60,626	652	2.13
Customer accounts	32	1,138,617	3,463	0.61	1,071,352	2,514	0.47	1,118,104	2,891	0.51
Repurchase agreements – non-trading		159,293	1,488	1.88	134,184	674	1.01	138,899	991	1.42
Debt securities in issue		124,847	1,969	3.18	108,540	1,511	2.81	108,812	1,619	2.95
Other interest-bearing liabilities		48,649	491	2.04	7,345	415	11.42	6,678	492	14.59
Total interest-bearing liabilities		1,571,604	8,322	1.07	1,427,214	5,950	0.84	1,482,472	6,869	0.92
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)	31, 33	140,485	1,804	2.59	147,168	1,094	1.50	160,276	1,231	1.52
Non-interest bearing current accounts		211,839			190,644			203,459
Total equity and other non-interest bearing liabilities		726,780			722,186			709,301
Total		2,650,708	10,126	0.77	2,487,212	7,044	0.57	2,555,508	8,100	0.63
For footnotes, see page 47.

20	HSBC Holdings plc

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Significant items	46	—	(111)
– customer redress programmes	46	—	(108)
– currency translation on significant items		—	(3)
Currency translation		(367)	(70)
Total	46	(367)	(181)
Reported net interest income for 1H18 was $15.1bn, an increase of $1.3bn or 10% compared with 1H17. This included the favourable effects of a release related to customer redress programmes and foreign currency translation of $0.4bn.
Excluding these, net interest income increased by $0.9bn, mainly in Asia, notably in Hong Kong and mainland China, partly offset by a fall in Europe, notably in the UK.
Net interest margin of 1.66% increased by 3 basis points (‘bps’) compared with 2017, including the effects of customer redress programmes and foreign currency translation, which contributed to an increase of 1bp. Net interest margin, excluding the effects of customer redress programmes and foreign currency translation, increased by 2bps. This reflected higher yields on customer lending, notably in Asia driven by rate rises in Hong Kong, together with higher yields on surplus liquidity in most regions. These were partly offset by higher customer account costs, notably in Asia driven by rate rises in Hong Kong, and higher Group debt costs.
Compared with 1H17, net interest margin increased by 2bps, including the effects of customer redress programmes and foreign currency translation.
Interest income
Interest income increased by $3.7bn compared with 1H17 and includes the favourable effects of a release related to customer redress programmes and foreign currency translation of $0.6bn. Excluding these, interest income increased by $3.1bn, driven by higher income from loans and advances to customers, surplus liquidity and reverse repurchase agreements.
Interest income on loans and advances to customers was $2.1bn higher. The increase arose in:

•	Asia, from higher balances and yields in term lending, notably in Hong Kong; and

•	Latin America, from higher balances and yields in term lending, notably in Mexico driven by interest rate rises.

These increases were partly offset by decreases in North America, primarily resulting from the completed run-off of our US Consumer and Mortgage Lending (‘CML’) portfolio, although yields in term lending increased.
Interest income on surplus liquidity was $0.8bn higher, primarily in Asia and North America, following central bank rate rises.
Interest income on reverse repurchase agreements was $0.6bn higher, driven by higher yields in North America and balance growth in Europe. This increase was more than offset by an increase in the cost of repurchase agreements.
Interest expense
Reported interest expense increased by $2.4bn compared with 1H17, including the adverse effects of a release relating to customer redress programmes and foreign currency translation of $0.1bn. Excluding these, interest expense increased by $2.2bn. This was mainly as a result of the increased cost of customer accounts, repurchase agreements and Group debt.
Interest expense on customer accounts increased by $0.9bn, as average balances grew in most regions, mainly in:

•	Asia, notably in Hong Kong, reflecting balance growth and the effect of rate rises;

•	Europe, as a result of the effect of rate rises in the UK and balance growth; and

•	Latin America, notably in Mexico, reflecting increases in central bank rates.
Interest expense on repurchase agreements rose by $0.8bn, reflecting higher costs in North America as the US yield curve steepened and higher yields in Europe from a portfolio shift towards longer tenor repos.
Interest expense on debt issued rose by $0.5bn, reflecting a rise in the cost of debt, and an increase in average balances from new debt issued by HSBC Holdings to meet regulatory requirements.
Net fee income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Account services	1,156	1,123	1,121
Funds under management	1,149	1,061	1,127
Cards	965	930	1,064
Credit facilities	897	873	845
Broking income	710	564	627
Unit trusts	613	516	494
Underwriting	431	485	344
Global custody	378	326	366
Imports/exports	362	379	357
Remittances	361	372	387
Insurance agency commission	233	209	201
Other	1,214	1,068	1,014
Fee income	8,469	7,906	7,947
Less: fee expense	(1,702)	(1,415)	(1,627)
Net fee income	6,767	6,491	6,320

HSBC Holdings plc	21

Financial summary

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Significant items	—	—	—
Currency translation		(214)	(54)
Total	—	(214)	(54)
Net fee income increased by $0.3bn compared with 1H17. This included the effect of foreign currency translation which increased net fee income by $0.2bn.
Excluding the effect of foreign currency translation, net fee income increased by $0.1bn, reflecting increases in fee income from broking and unit trusts in RBWM, partly offset by lower underwriting fees and corporate finance (disclosed within ‘Other’ in table above) in GB&M.
Fee income from broking and unit trusts increased by $0.2bn and from funds under management increased by $0.1bn, notably in Hong Kong, from increased investor confidence.

Fee income from cards also increased, mainly in Asia due to increased customer activity, partly offset by the reclassification from cards to interbank and clearing fees mentioned below.
Other fee income increased due in part to an increase in interbank and clearing fees in the UK and Mexico, following the reclassification of interchange fee income from cards with effect from 1 January 2018.
These increases were partly offset by lower fee income from underwriting and corporate finance, as a result of lower issuances in DCM and reduced client activity.
In addition, fee expense increased by $0.3bn, in part from cards due to increased customer activity in Asia.

Net income from financial instruments measured at fair value through profit and loss

		Half-year to
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnotes	$m	$m	$m
Trading activities	34	5,190	4,157	3,974
Other trading income – hedge ineffectiveness		(17)	36	(38)
– on cash flow hedges		(8)	4	(10)
– on fair value hedges		(9)	32	(28)
Fair value movement on non-qualifying hedges		(210)	10	96
Other instruments designated and managed on a fair value basis and related derivatives		(80)	29	162
Net income from financial instruments held for trading or managed on a fair value basis		4,883	4,232	4,194
Financial assets held to meet liabilities under insurance and investment contracts		(240)	1,709	1,502
Liabilities to customers under investment contracts		18	(210)	(165)
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		(222)	1,499	1,337
Changes in fair value of long-term debt and related derivatives	34	(126)	204	(49)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		345	N/A	N/A
Net income from financial instruments measured at fair value through profit or loss		4,880	5,935	5,482
For footnote, see page 47.

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Significant items	(160)	(259)	(3)
– disposals, acquisitions and investment in new businesses	(8)	—	—
– fair value movement on financial instruments	(152)	(245)	—
– currency translation on significant items		(14)	(3)
Currency translation		(249)	(83)
Total	(160)	(508)	(86)
Net income from financial instruments measured at fair value of $4.9bn was $1.1bn lower than in 1H17, and included a favourable effect of foreign currency translation, and significant items relating to favourable fair value movements on financial instruments, including non-qualifying hedges and debit valuation adjustments. The reduction reflected the following:

•
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss decreased by $1.7bn due to adverse fair value movements of $0.2bn, compared with a favourable movement of $1.5bn in 1H17. This reflected gains in 1H17 in Asia, notably in Hong Kong and Singapore from favourable performance in equities and unit trusts, compared with less favourable conditions in 1H18. In France, revenue fell from a reversal of gains in 1H17 on investment contracts.

•
Net income arising from financial assets held to meet liabilities under insurance and investment contracts results in a corresponding movement in liabilities to customers, reflecting the extent to which they participate in the investment performance of the associated asset portfolio. These offsetting movements are recorded in ‘Net income/(expense) arising from liabilities to customers under investment contracts’ and ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’.

•	Changes in fair value of long-term debt and related derivatives reflected an adverse movement of $0.1bn in 1H18, compared with a favourable movement of $0.2bn in 1H17.

22	HSBC Holdings plc

These movements were driven by changes in interest rates between the periods, notably in USD and GBP.
These reductions were partly offset by:

•
Net income from financial instruments held for trading or managed on a fair value basis, which increased by $0.7bn, driven by favourable foreign currency translation ($0.2bn), and by higher revenue from trading activities, partly offset by an adverse impact of ($0.1bn) of significant items, including fair value movements on non-qualifying hedges. Revenue from trading activities increased, due to a number of accounting reclassifications under IFRS 9, partly offset in GB&M:

–
a change in accounting treatment on 1 January 2018 of issued debt securities, which resulted in the change in fair value movements relating to changes in credit spreads on structured liabilities being reported in other comprehensive income. This compared with an expense of $0.3bn recognised in trading activities in 2017;

–
a reclassification on 1 January 2018 of stock lending and borrowing instruments in Hong Kong from ‘amortised cost’ to ‘held for trading’. This resulted in the income relating to these instruments no longer being recognised in net interest income, and instead being recognised in trading activities. See Note 14 on the Financial Statements for further details;

–	a reclassification of a net expense related to structured notes to Other instruments designated and managed on a fair value basis and related derivatives; and

–	a favourable foreign exchange revaluation in mainland China on capital denominated in USD, as a result of strengthening of the USD against the RMB.
These increases were partly offset by:

–
a decrease in revenue from trading activities in GB&M. This was primarily in Europe, as our Global Markets business experienced lower client activity in Europe, notably in Rates, partly offset by an increase in the US from higher metals and emerging markets trading activity.

•
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss is a new revenue category under IFRS 9 and recorded revenue of $0.3bn in 1H18. This revenue was mainly in the UK, reflecting gains on debt securities, as well as gains in GB&M on disposal of investments and fair value movements on underlying equities.

The majority of our financial liabilities designated at fair value are fixed-rate, long-term debt issuances, and are managed in conjunction with interest rate swaps as part of our interest rate management strategy. These liabilities are discussed further on page 44 of the Annual Report and Accounts 2017.

Gains less losses from financial investments

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Net gains from disposal	124	712	536
– debt securities	114	287	116
– equity securities	N/A	419	419
– other financial investments	10	6	1
Impairment of available-for-sale equity securities	N/A	(21)	(77)
Gains less losses from financial investments	124	691	459

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Significant items	—	312	122
– disposals, acquisitions and investment in new businesses	—	312	122
– currency translation on significant items		—	—
Currency translation		(22)	(6)
Total	—	290	116
Gains less losses from financial investments of $0.1bn decreased by $0.6bn compared with 1H17. This was partly due to the non-recurrence of the gain on disposal of our membership interest in Visa Inc. in the US of $0.3bn, a significant item in 1H17.

The remaining decrease was mainly in Corporate Centre, which included net losses related to disposals in legacy credit, and lower gains on the disposal of available-for-sale assets in Balance Sheet Management, notably in Europe and Asia. We also recorded lower disposal gains in GB&M in France and the UK.

Net insurance premium income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Gross insurance premium income	6,078	5,551	5,251
Reinsurance premiums	(302)	(740)	(283)
Net insurance premium income	5,776	4,811	4,968

HSBC Holdings plc	23

Financial summary

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Significant items	—	—	—
Currency translation		(126)	(30)
Total	—	(126)	(30)
Net insurance premium income of $5.8bn was $1.0bn higher compared with 1H17, and included the effects of currency translation.

This was driven by higher new business volumes, particularly in Hong Kong and France, and lower reinsurance ceded in Hong Kong.
Other operating income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Rent received	84	87	84
Gains/(losses) recognised on assets held for sale	(30)	131	83
Gains on investment properties	23	27	21
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	6	1	45
Change in present value of in-force long-term insurance business	363	151	(127)
Other	(87)	129	(295)
Other operating income/(expense)	359	526	(189)

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Significant items	(134)	52	(205)
– disposals, acquisitions and investment in new businesses	(134)	46	(206)
– currency translation on significant items		6	1
Currency translation		(90)	(46)
Total	(134)	(38)	(251)
Other operating income of $0.4bn fell by $0.2bn compared with 1H17. We recorded net losses on assets held for sale in 1H18, compared with net gains in 1H17. The movement largely related to 1H17 gains on the disposal of our holding in VocaLink and of our operations in Lebanon.
In Other, we recorded losses on the early redemption of subordinated debt linked to the US run-off portfolio ($0.1bn), and net losses related to asset sales in legacy credit. This was partly offset by a small gain on financial guarantees in relation to asset-backed securities.

These decreases were partly offset by a $0.2bn increase from favourable movements in the present value of in-force (‘PVIF’) long-term insurance business, driven by the future sharing of investment returns with policyholders, primarily in Hong Kong, and an increase in the value of new business, partly offset by adverse movements from changes in assumptions on investment returns and updates to lapse rate assumptions, primarily in Hong Kong.
Net insurance claims and benefits paid and movement in liabilities to policyholders

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Gross	5,879	6,795	6,413
Less reinsurers’ share	(119)	(681)	(196)
Net total	5,760	6,114	6,217

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Significant items	—	—	—
Currency translation		(169)	(27)
Total	—	(169)	(27)

24	HSBC Holdings plc

Net insurance claims and benefits paid and movement in liabilities to policyholders of $5.8bn were $0.4bn lower compared with 1H17, and included the effects of currency translation.
This was primarily due to lower returns on financial assets supporting policyholders where the policyholder is subject to part or all of the investment risk, reflecting weaker equity market performance in Hong Kong and France compared with 1H17.

These decreases were partly offset by the impact of higher policy surrender payments, higher net premium income and lower reinsurance ceded in Hong Kong.
The gains or losses recognised on the financial assets measured at fair value that are held to support these insurance contract liabilities are reported in ‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’ on page 22.

Change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions35

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Loans and advances to banks and customers	508	779	1,213
– new allowances net of allowance releases	769	1,065	1,571
– recoveries of amounts previously written off	(261)	(286)	(358)
Loan commitments and guarantees	(7)	(53)	3
Other financial assets	(5)	6	11
Debt instruments measured at fair value through other comprehensive income	(89)	N/A	N/A
Available-for-sale debt securities	N/A	(69)	(121)
Change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions	407	663	1,106
For footnotes, see page 47.

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Significant items	—	—	—
Currency translation		6	(7)
Total	—	6	(7)
Changes in expected credit losses and other credit impairment charges (‘ECL’) of $0.4bn in 1H18 remained at low levels, and reflected charges in RBWM and CMB, partly offset by net releases in GB&M and Corporate Centre.
In 1H17, loan impairment charges and other credit risk provisions (‘LICs’) of $0.7bn were primarily in RBWM and CMB. The effects of currency translation between the periods were minimal.
First half of 2018
In 1H18, ECL in RBWM of $0.5bn primarily comprised new allowances in Mexico ($0.2bn), the UK ($0.1bn) and Hong Kong ($0.1bn) and mainly related to unsecured lending balances. The overall allowance for ECL remained broadly unchanged compared with 1 January 2018, as these new allowances broadly offset releases, mainly from write-offs.
In CMB, ECL charges of $0.1bn were mainly in MENA ($0.1bn), reflecting challenging economic conditions in the region, which resulted in charges against a small number of clients across multiple sectors in Turkey, the UAE and Qatar. There were also smaller charges in Mexico and France related to specific exposures. These increases were partly offset by releases of $0.1bn in the US and Canada relating to specific customers in various sectors.
In GB&M, a net ECL release of $0.1bn was driven by the US ($0.2bn) relating to a small number of clients, notably within the oil and gas sector. These releases were partly offset by charges against two large corporate exposures in the UK in the retail and construction sectors.
In Corporate Centre, a net ECL release of $90m related to Legacy Credit in the UK following disposals in the portfolio.
First half of 2017
In 1H17, LICs in RBWM were $0.6bn, of which the largest portion of the charge was in Mexico ($0.2bn), reflecting our strategic growth in unsecured lending, together with an associated rise in delinquency, and in the UK ($0.1bn), primarily against our unsecured lending exposure. LICs in RBWM also included charges in Asia ($0.1bn), mainly in Hong Kong and Malaysia, and in MENA ($0.1bn).
In CMB, LICs of $0.1bn were driven by an increase in allowances in Hong Kong ($0.2bn), related to a small number of clients in a number of sectors, partly offset by releases in the US and Canada, notably in the oil and gas sector, as well as in the UK related to an exposure in the construction sector.
In GB&M, LICs of $41m were primarily in Hong Kong against a small number of specific customers in various sectors, partly offset by releases in the US, notably in the mining sector.
In Corporate Centre, a net LICs release of $53m was mainly related to our legacy credit portfolio in the UK.

HSBC Holdings plc	25

Financial summary

Operating expenses

Operating expenses by category
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Employee compensation and benefits	8,836	8,680	8,635
Premises and equipment (excluding depreciation and impairment)	1,733	1,711	1,819
General and administrative expenses	6,034	5,189	6,988
Administrative expenses	16,603	15,580	17,442
Depreciation and impairment of property, plant and equipment	568	567	599
Amortisation and impairment of intangible assets	378	296	400
Operating expenses	17,549	16,443	18,441

Staff numbers (full-time equivalents)
	At
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
Retail Banking and Wealth Management	129,999	127,469	129,402
Commercial Banking	43,529	44,659	44,871
Global Banking and Markets	47,298	46,270	45,725
Global Private Banking	6,922	8,069	7,250
Corporate Centre	1,447	6,490	1,439
Total staff numbers	229,195	232,957	228,687

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Significant items	1,179	1,938	1,928
– costs to achieve	—	1,670	1,332
– costs of structural reform	211	180	240
– customer redress programmes	100	299	356
– disposals, acquisitions and investment in new businesses	3	10	43
– gain on partial settlement of pension obligation	—	—	(188)
– restructuring and other related costs	24	—	—
– settlements and provisions in connection with legal and regulatory matters	841	(322)	124
– currency translation on significant items		101	21
Currency translation		(690)	(217)
Total	1,179	1,248	1,711
Reported operating expenses of $17.5bn were $1.1bn or 7% higher than in 1H17. This included a reduction in significant items of $0.8bn, which was broadly offset by adverse currency translation. Significant items comprised:

•	the non-recurrence of costs to achieve of $1.7bn in 1H17; and

•	customer redress programme costs of $0.1bn in 1H18, compared with $0.3bn in 1H17.
These were partly offset by:

•	settlements and provisions in connection with legal matters of $0.8bn in 1H18, compared with a net release of $0.3bn in 1H17.
Excluding significant items and currency translation, operating expenses of $16.4bn were $1.2bn or 8% higher than in 1H17. The increase primarily reflected investments to grow the business ($0.5bn), notably in RBWM and GB&M, and in digital capabilities across all of our global businesses ($0.2bn), as well as an increase in variable pay ($0.2bn). The impact of our cost-saving efficiencies more than offset inflation and investment in regulatory programmes and compliance.

We have maintained our momentum to grow the business, including:

•
in RBWM, investment in digital capabilities and marketing to help deliver improved customer services and investments to grow the business, including front-line sales capacity and technology, mainly in the UK, Hong Kong, cards in China (including the Pearl River Delta), and in the US as part of the US turnaround strategy;

•	in GB&M, notably in Securities Services and Global Markets, and in HSBC Qianhai Securities, our Chinese joint venture; and

•	in CMB, enhanced propositions in HSBCnet, Trade Transaction Tracker and Digital Business Banking in Hong Kong.
Our total investment in regulatory programmes and compliance was $1.6bn, up $0.1bn or 6% from 1H17. This reflected the continued focus on our Global Standards programme to help ensure that the changes that we have made are effective and sustainable. These costs included spend incurred to deliver the programmes, as well as recurring costs to maintain the activities.
The number of employees expressed in FTEs at 30 June 2018 was 229,195, an increase of 508 since 31 December 2017. This was primarily driven by investments in business growth programmes.

26	HSBC Holdings plc

Share of profit in associates and joint ventures

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Share of profit in associates	1,371	1,173	1,176
– Bank of Communications Co., Limited	1,072	938	925
– The Saudi British Bank	264	231	191
– other	35	4	60
Share of profit in joint ventures	10	10	16
Share of profit in associates and joint ventures	1,381	1,183	1,192
Our share of profit in associates and joint ventures was $1.4bn in 1H18, an increase of $0.2bn or 17% and included favourable effects of foreign currency translation movements of $0.1bn. The remaining increase mainly reflected an increase in our share of profit from Bank of Communications Co., Limited (‘BoCom’).
We recorded a higher share of profit from Barrowgate Limited, partly as 1H17 included property revaluation losses. We also recognised a higher share of income from The Saudi British Bank (‘SABB’), reflecting improved performance.
At 30 June 2018, we performed an impairment review of our investment in BoCom and concluded that it was not impaired,

based on our value in use calculation (see Note 9 on the Financial Statements for further details).
In future periods, the value in use may increase or decrease depending on the effect of changes to model inputs. It is expected that the carrying amount will increase due to retained profits earned by BoCom. At the point where the carrying amount exceeds the value in use, HSBC will determine whether an impairment exists. If so, we would continue to recognise our share of BoCom’s profit or loss, but the carrying amount would be reduced to equal the value in use, with a corresponding reduction in income, unless the market value has increased to a level above the carrying amount.
Tax expense

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Profit before tax	10,712	10,243	6,924
Tax expense	(2,296)	(2,195)	(3,093)
Profit after tax	8,416	8,048	3,831
Effective tax rate	21.4%	21.4%	44.7%
The effective tax rate for 1H18 of 21.4% was in line with the 21.4% in 1H17 and lower than the 44.7% for 2H17, principally due to the impact of US tax reform in 2H17 that did not recur in 1H18.

HSBC Holdings plc	27

Financial summary

Summary consolidated balance sheet
	At
	30 Jun	1 Jan	31 Dec
	2018	2018[36]	2017
	$m	$m	$m
Assets
Cash and balances at central banks	189,842	180,621	180,624
Trading assets	247,892	254,410	287,995
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	40,678	39,746	N/A
Financial assets designated at fair value	N/A	N/A	29,464
Derivatives	227,972	219,818	219,818
Loans and advances to banks	83,924	82,559	90,393
Loans and advances to customers	973,443	949,737	962,964
Reverse repurchase agreements – non-trading	208,104	201,553	201,553
Financial investments	386,436	383,499	389,076
Other assets	249,023	206,487	159,884
Total assets	2,607,314	2,518,430	2,521,771
Liabilities and equity
Liabilities
Deposits by banks	64,792	64,492	69,922
Customer accounts	1,356,307	1,360,227	1,364,462
Repurchase agreements – non-trading	158,295	130,002	130,002
Trading liabilities	83,845	80,864	184,361
Financial liabilities designated at fair value	151,985	144,006	94,429
Derivatives	222,961	216,821	216,821
Debt securities in issue	81,708	66,536	64,546
Liabilities under insurance contracts	86,918	85,598	85,667
Other liabilities	209,209	173,660	113,690
Total liabilities	2,416,020	2,322,206	2,323,900
Equity
Total shareholders’ equity	183,607	188,644	190,250
Non-controlling interests	7,687	7,580	7,621
Total equity	191,294	196,224	197,871
Total liabilities and equity	2,607,314	2,518,430	2,521,771
For footnote, see page 47.

Selected financial information
	At
	30 Jun	31 Dec
	2018	2017
	$m	$m
Called up share capital	10,159	10,160
Capital resources	176,610	182,383
Undated subordinated loan capital	1,969	1,969
Preferred securities and dated subordinated loan capital	35,673	42,147
Risk-weighted assets	865,467	871,337
Financial statistics
Loans and advances to customers as a percentage of customer accounts	71.8	70.6
Average total shareholders’ equity to average total assets	7.16	7.33
Net asset value per ordinary share at period end ($)	8.10	8.35
Number of $0.50 ordinary shares in issue (millions)	19,963	20,321
Closing foreign exchange translation rates to $:
$1: £	0.760	0.740
$1: €	0.859	0.834
A more detailed consolidated balance sheet is contained in the Financial Statements on page 80.
Balance sheet commentary compared with 1 January 2018
The effect of transitioning to IFRS 9 ‘Financial Instruments’ on 1 January 2018 was a reduction in our total assets of $3.3bn from 31 December 2017, and the reclassification of certain items within the balance sheet. The commentary that follows compares our balance sheet at 30 June 2018 with that at 1 January 2018.
At 30 June 2018 our total assets were $2.6tn, an increase of $89bn or 4% on a reported basis and $134bn or 5% on a constant currency basis.
We increased our balance sheet by targeting lending growth, notably in Asia, which grew by $30bn or 7% on a constant currency basis, as we continued to focus on loan growth in the region.
Our ratio of customer advances to customer accounts was 72%, up from 70% at 1 January 2018, reflecting targeted lending growth. Loans and advances to customers increased on a reported basis by $24bn, and customer accounts decreased by $4bn. These changes included adverse currency translation of $19bn on loans and advances to customers, and $24bn on customer accounts.
Excluding the effects of currency translation, loans and advances to customers increased by $43bn or 5%, and customer accounts increased by $20bn or 2%.

28	HSBC Holdings plc

Assets
Cash and balances at central banks increased by $9bn or 5%, reflecting the redeployment of our commercial surplus in the US to maximise returns.
Trading assets decreased by $7bn or 3%, reflecting lower equity security holdings, notably in the UK. This was partly offset by increased debt securities held in the US.
Reverse repurchase agreements – non-trading increased by $7bn or 3%, notably in the UK and France, mainly driven by customer demand in our Markets business. This was partly offset by a reduction in the US reflecting the redeployment of our commercial surplus.
Derivative assets increased by $8bn or 4%, primarily in the UK reflecting revaluation movements as a result of changes in exchange rates, partly offset by adverse movements in yield curves in France. The increase in derivative assets was partly offset by an increase in derivative liabilities.
Other assets grew by $43bn or 21%, primarily due to an increase in settlement accounts in the UK, the US and Hong Kong from higher trading activity compared with the seasonal reduction in December 2017. We also saw cash collateral increase, reflecting higher derivative balances.
Loans and advances
Loans and advances to customers increased by $24bn on a reported basis compared with 1 January 2018, notably in Asia. This included an adverse effect of foreign currency translation of $19bn.
Excluding the effects of currency translation, loans and advances to customers increased by $43bn or 5%. This growth was primarily in Asia (up $30bn) in GB&M (up $11bn) and CMB (up $11bn), reflecting higher term lending in Hong Kong from our continued strategic focus on loan growth in the region, as well as an increase in customer demand. In RBWM, we continued to increase lending, primarily in Hong Kong (up $6bn) reflecting our strategy to maintain our leading position in mortgages and loans in Hong Kong.
Customer lending increased in Europe by $8bn, notably in UK mortgages (up $4bn), reflecting our focus on broker-originated mortgages. We also grew balances in CMB in the UK by $4bn driven by higher term lending and overdraft balances, primarily to mid-market and large corporate clients.
In North America, loans and advances to customers increased by $1bn, primarily from increased lending to both existing and new clients in Canada, partly offset by higher maturities in GB&M in the US.
Liabilities
Repurchase agreements – non-trading increased by $28bn or 22%, primarily in the UK and the US, mainly driven by an increased use of repurchase agreements for funding in our Markets business.
Financial liabilities designated at fair value increased by $8bn or 6%, driven by debt issuances in France and Taiwan, an increase in equity-linked notes and commercial deposits in Hong Kong, and favourable fair value movements on debt securities in the UK resulting from exchange rate movements.
Derivative liabilities increased by $6bn or 3%, which is consistent with the increase in derivative assets, since the underlying risk is broadly matched.
Debt securities in issue increased by $15bn or 23%, reflecting an increase in commercial paper, primarily USD denominated. In addition, there was an increase in senior MREL issuances in the period.
Other liabilities increased by $36bn or 20%, primarily due to an increase in settlement accounts in the UK and the US from higher seasonal trading activity compared with December.
Customer accounts
Customer accounts decreased by $4bn on a reported basis, and included the adverse effect of foreign currency translation of

$24bn. Excluding this, customer accounts increased by $20bn or 2%. This growth was notably in Europe (up $16bn) in GB&M (up $12bn), primarily reflecting higher GLCM deposits as we priced competitively to facilitate higher stable funding. The increase in RBWM balances (up $3bn) was driven by the UK, primarily in current accounts.
In Asia, we grew customer accounts by $8bn, notably in RBWM (up $4bn) and also in GB&M (up $3bn) reflecting higher customer inflows. This was partly offset by a managed reduction of balances in GPB (down $1bn), reflecting active redeployment of client deposits to maximise their returns.
Customer accounts growth was partly offset in North America (down $4bn), notably in the US, reflecting a reduction in RBWM following repricing of a portfolio of savings accounts, and in Corporate Centre from lower time deposits. In addition, customer accounts fell in Canada in CMB and GB&M due to the effect of US tax reform and resulting repatriation of balances to the US, and seasonal reductions.
Equity
Total shareholders’ equity decreased by $5bn or 3% compared with 1 January 2018. The effects of profits generated in the period were more than offset by an increase in accumulated foreign exchange losses, the dividends paid to shareholders, the effects of the $2.0bn share buy-back announced in May 2018 and the redemption of Tier 1 instruments.

Customer accounts by country
	At
	30 Jun	31 Dec
	2018	2017
	$m	$m
Europe	507,066	505,182
– UK	404,129	401,733
– France	43,057	45,833
– Germany	20,500	17,355
– Switzerland	8,477	7,936
– other	30,903	32,325
Asia	656,620	657,395
– Hong Kong	477,728	477,104
– Mainland China	42,100	45,991
– Singapore	40,592	41,144
– Australia	20,231	20,212
– Taiwan	15,835	13,459
– Malaysia	14,113	14,027
– India	12,915	13,228
– Indonesia	4,169	4,211
– other	28,937	28,019
Middle East and North Africa	34,207	34,658
– United Arab Emirates	16,215	16,602
– Egypt	3,983	3,912
– Turkey	3,502	3,772
– other	10,507	10,372
North America	135,736	143,432
– US	84,541	89,887
– Canada	43,313	45,510
– other	7,882	8,035
Latin America	22,678	23,795
– Mexico	17,784	17,809
– other	4,894	5,986
At end of period	1,356,307	1,364,462
Risk-weighted assets
Risk-weighted assets totalled $865.5bn at 30 June 2018, a $5.8bn decrease in the first half of the year that includes a reduction of $13.9bn due to foreign currency translation differences. The $8.1bn increase (excluding foreign currency translation differences) was mainly due to an increase in asset size of $10.5bn and changes in asset quality of $3.7bn, less decreases due to model updates of $5.3bn.

HSBC Holdings plc	29

Financial summary | Global businesses

Ratios of earnings to combined fixed charges (and preference share dividends)

	Half-year ended 30 Jun	Year ended 31 Dec
	2018	2017	2016	2015	2014	2013
Ratios of earnings to fixed charges
Excluding interest on deposits	2.54	2.76	1.79	3.68	3.39	3.84
Including interest on deposits	1.91	2.00	1.37	2.00	1.86	2.09
Ratios of earnings to fixed charges and preference share dividends
Excluding interest on deposits	2.22	2.26	1.31	3.05	3.07	3.50
Including interest on deposits	1.76	1.77	1.17	1.85	1.79	2.01
Computation of ratios of earnings to combined fixed charges (and preference share dividends)
For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

		Half-year ended 30 Jun	Year ended 31 Dec
		2018	2017	2016	2015	2014	2013
	Footnotes	$m	$m	$m	$m	$m	$m
Profit before tax		10,712	17,167	7,112	18,867	18,680	22,565
Dividends received from associates		126	740	751	879	757	694
Share of profit in associates and joint ventures		(1,381)	(2,375)	(2,354)	(2,556)	(2,532)	(2,325)

Fixed charges		10,359	15,594	15,063	17,250	19,667	19,238
– interest on deposits		4,200	6,790	8,127	10,846	12,581	11,874
– rental expense and other charges	1	6,159	8,804	6,936	6,404	7,086	7,364
Earnings	2
Excluding interest on deposits		15,616	24,336	12,445	23,594	23,991	28,298
Including interest on deposits		19,816	31,126	20,572	34,440	36,572	40,172
Preference share dividends	3	892	1,964	2,563	1,334	728	726
Combined fixed charges and preference share dividends
Excluding interest on deposits		7,050	10,768	9,499	7,738	7,814	8,090
Including interest on deposits		11,250	17,558	17,626	18,584	20,395	19,964

1	Includes an estimate of the interest in rental expense, charges incurred in respect of subordinated liabilities and interest on preference shares.

2	Includes profit before tax, dividends received from associates and fixed charges, less share of profit in associates and joint ventures.

3	Dividends on preference shares and other equity instruments.

30	HSBC Holdings plc

Summary
The Group Chief Executive and the rest of the Group Management Board (‘GMB’) review operating activity on a number of bases, including by global business and geographical region. Global businesses are our reportable segments under IFRS 8 ‘Operating segments’.

Basis of preparation
Global business results are assessed by the Chief Operating Decision Maker on the basis of adjusted performance that removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis. 1H17 and 2H17 adjusted performance information is presented on a constant currency basis as described on page 18.
As required by IFRS 8, reconciliations of the total adjusted global business results of the Group reported results are presented on page 34.

Supplementary reconciliations from reported to adjusted results by global business are presented on pages 33 to 36 for information purposes.
Global business performance is also assessed using Return on Tangible Equity (‘ROTE’) excluding significant items and the UK bank levy. A reconciliation of global business ROTE excluding significant items and the UK bank levy to the Group’s ROTE is provided in the Reconciliations of non-GAAP financial measures 30 June 2018.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to operational business lines and geographical regions. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for the global businesses are presented in Corporate Centre.
The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. For the purposes of the presentation by global business, the cost of the levy is included in Corporate Centre.
The results of geographical regions are presented on a reported basis.
Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA, by the location of the branch responsible for reporting the results or providing funding.

A description of the global businesses is provided in the Overview section, pages 3 and 12 to 15.

Analysis of adjusted results by global business

HSBC adjusted profit before tax and balance sheet data
		Half-year to 30 Jun 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnote	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	15	11,065	7,439	8,265	929	(163)	27,535
– external		9,092	7,319	9,498	800	826	27,535
– inter-segment		1,973	120	(1,233)	129	(989)	—
of which: net interest income/(expense)		7,661	5,189	2,489	446	(731)	15,054
Change in expected credit losses and other credit impairment charges		(543)	(55)	97	4	90	(407)
Net operating income		10,522	7,384	8,362	933	(73)	27,128
Total operating expenses		(6,909)	(3,273)	(4,794)	(743)	(651)	(16,370)
Operating profit/(loss)		3,613	4,111	3,568	190	(724)	10,758
Share of profit/(loss) in associates and joint ventures		17	—	—	—	1,364	1,381
Adjusted profit before tax		3,630	4,111	3,568	190	640	12,139
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		29.9	33.9	29.4	1.6	5.2	100.0
Adjusted cost efficiency ratio		62.4	44.0	58.0	80.0	(399.4)	59.5
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		351,114	329,300	250,058	40,902	2,069	973,443
Interests in associates and joint ventures		391	—	—	—	22,181	22,572
Total external assets		474,507	363,939	1,054,181	46,133	668,554	2,607,314
Customer accounts		635,598	355,650	291,711	63,593	9,755	1,356,307
Adjusted risk-weighted assets		124,059	315,064	284,553	16,984	122,158	862,818

HSBC Holdings plc	31

Global businesses

HSBC adjusted profit before tax and balance sheet data (continued)
		Half-year to 30 Jun 2017
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnote	$m	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	15	10,283	6,622	8,192	874	986	26,957
– external		8,825	6,679	8,727	733	1,993	26,957
– inter-segment		1,458	(57)	(535)	141	(1,007)	—
of which: net interest income		6,920	4,423	2,307	407	103	14,160
Loan impairment (charges)/recoveries and other credit risk provisions		(565)	(109)	(40)	(1)	58	(657)
Net operating income		9,718	6,513	8,152	873	1,044	26,300
Total operating expenses		(6,311)	(2,949)	(4,609)	(729)	(597)	(15,195)
Operating profit		3,407	3,564	3,543	144	447	11,105
Share of profit/(loss) in associates and joint ventures		(10)	—	—	—	1,269	1,259
Adjusted profit before tax		3,397	3,564	3,543	144	1,716	12,364
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		27.5	28.8	28.7	1.2	13.8	100.0
Adjusted cost efficiency ratio		61.4	44.5	56.3	83.4	60.5	56.4
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		324,604	304,204	244,144	38,436	7,753	919,141
Interests in associates and joint ventures		378	—	—	—	20,929	21,307
Total external assets		440,751	331,670	1,030,547	44,769	648,313	2,496,050
Customer accounts		618,263	341,681	268,447	68,214	14,778	1,311,383
Adjusted risk-weighted assets		115,676	287,965	305,511	16,455	142,497	868,104

		Half-year to 31 Dec 2017
Net operating income/(expense) before loan impairment charges and other credit risk provisions	15	10,280	6,883	7,386	866	323	25,738
– external		8,487	6,978	8,126	734	1,413	25,738
– inter-segment		1,793	(95)	(740)	132	(1,090)	—
of which: net interest income/(expense)		7,249	4,814	2,655	428	(583)	14,563
Loan impairment (charges)/recoveries and other credit risk provisions		(415)	(382)	(432)	(16)	132	(1,113)
Net operating income		9,865	6,501	6,954	850	455	24,625
Total operating expenses		(6,755)	(3,128)	(4,567)	(698)	(1,582)	(16,730)
Operating profit/(loss)		3,110	3,373	2,387	152	(1,127)	7,895
Share of profit in associates and joint ventures		27	—	—	—	1,203	1,230
Adjusted profit before tax		3,137	3,373	2,387	152	76	9,125
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		34.4	37.0	26.2	1.7	0.7	100.0
Adjusted cost efficiency ratio		65.7	45.4	61.8	80.6	489.8	65.0
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		338,511	310,087	247,805	39,763	7,379	943,545
Interests in associates and joint ventures		363	—	—	—	22,121	22,484
Total external assets		458,384	341,091	962,267	45,330	670,727	2,477,799
Customer accounts		628,854	356,542	277,751	65,446	11,070	1,339,663
Adjusted risk-weighted assets		119,548	294,714	295,670	15,893	129,133	854,958
For footnote, see page 47.

32	HSBC Holdings plc

Reconciliation of reported and adjusted items

Adjusted results reconciliation
		Half-year to
		30 Jun 2018			30 Jun 2017				31 Dec 2017
		Adjusted	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported
	Footnote	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	15	27,535	(248)	27,287	26,957	(897)	106	26,166	25,738	(261)	(198)	25,279
ECL		(407)	—	(407)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
LICs		N/A	N/A	N/A	(657)	(6)	—	(663)	(1,113)	7	—	(1,106)
Operating expenses		(16,370)	(1,179)	(17,549)	(15,195)	690	(1,938)	(16,443)	(16,730)	217	(1,928)	(18,441)
Share of profit in associates and joint ventures		1,381	—	1,381	1,259	(76)	—	1,183	1,230	(38)	—	1,192
Profit/(loss) before tax		12,139	(1,427)	10,712	12,364	(289)	(1,832)	10,243	9,125	(75)	(2,126)	6,924
For footnote, see page 47.

Adjusted balance sheet reconciliation
	At
	30 Jun 2018	31 Dec 2017
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	973,443	943,545	19,419	962,964
Interests in associates and joint ventures	22,572	22,484	260	22,744
Total external assets	2,607,314	2,477,799	43,972	2,521,771
Customer accounts	1,356,307	1,339,663	24,799	1,364,462

Adjusted profit reconciliation
		Half-year to
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnote	$m	$m	$m
Adjusted profit before tax		12,139	12,364	9,125
Significant items		(1,427)	(1,832)	(2,126)
– customer redress programmes		(54)	(299)	(464)
– disposals, acquisitions and investment in new businesses		(145)	348	(127)
– fair value movements on financial instruments	37	(152)	(245)	—
– costs to achieve		—	(1,670)	(1,332)
– costs of structural reform		(211)	(180)	(240)
– gain on partial settlement of pension obligation		—	—	188
– restructuring and other related costs		(24)	—	—
– settlements and provisions in connection with legal and regulatory matters		(841)	322	(124)
– currency translation on significant items			(108)	(27)
Currency translation			(289)	(75)
Reported profit before tax		10,712	10,243	6,924
For footnote, see page 47.

HSBC Holdings plc	33

Global businesses

Reconciliation of reported and adjusted items – global businesses
Supplementary analysis of significant items by global business is presented below.

		Half-year to 30 Jun 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	15
Reported		11,058	7,485	8,330	929	(515)	27,287
Significant items		7	(46)	(65)	—	352	248
– customer redress programmes		—	(46)	—	—	—	(46)
– disposals, acquisitions and investment in new businesses		7	—	—	—	135	142
– fair value movements on financial instruments	37	—	—	(65)	—	217	152
Adjusted		11,065	7,439	8,265	929	(163)	27,535
ECL
Reported		(543)	(55)	97	4	90	(407)
Adjusted		(543)	(55)	97	4	90	(407)
Operating expenses
Reported		(7,020)	(3,281)	(4,702)	(787)	(1,759)	(17,549)
Significant items		111	8	(92)	44	1,108	1,179
– costs of structural reform		1	2	16	—	192	211
– customer redress programmes		94	6	—	—	—	100
– disposals, acquisitions and investment in new businesses		—	—	—	3	—	3
– restructuring and other related costs		—	—	—	—	24	24
– settlements and provisions in connection with legal and regulatory matters		16	—	(108)	41	892	841
Adjusted		(6,909)	(3,273)	(4,794)	(743)	(651)	(16,370)
Share of profit in associates and joint ventures
Reported		17	—	—	—	1,364	1,381
Adjusted		17	—	—	—	1,364	1,381
Profit before tax
Reported		3,512	4,149	3,725	146	(820)	10,712
Significant items		118	(38)	(157)	44	1,460	1,427
– revenue		7	(46)	(65)	—	352	248
– operating expenses		111	8	(92)	44	1,108	1,179
Adjusted		3,630	4,111	3,568	190	640	12,139
Loans and advances to customers (net)
Reported		351,114	329,300	250,058	40,902	2,069	973,443
Adjusted		351,114	329,300	250,058	40,902	2,069	973,443
Customer accounts
Reported		635,598	355,650	291,711	63,593	9,755	1,356,307
Adjusted		635,598	355,650	291,711	63,593	9,755	1,356,307
For footnotes, see page 47.

34	HSBC Holdings plc

Reconciliation of reported results to adjusted items – global businesses (continued)
		Half-year to 30 Jun 2017
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	15
Reported		10,282	6,407	7,548	858	1,071	26,166
Currency translation		240	215	355	29	58	897
Significant items		(239)	—	289	(13)	(143)	(106)
– disposals, acquisitions and investment in new businesses		(239)	—	—	(12)	(107)	(358)
– fair value movement on financial instruments	37	—	—	275	—	(30)	245
– currency translation on significant items		—	—	14	(1)	(6)	7
Adjusted		10,283	6,622	8,192	874	986	26,957
LICs
Reported		(556)	(118)	(41)	(1)	53	(663)
Currency translation		(9)	9	1	—	5	6
Adjusted		(565)	(109)	(40)	(1)	58	(657)
Operating expenses
Reported		(6,617)	(2,858)	(4,155)	(704)	(2,109)	(16,443)
Currency translation		(228)	(103)	(213)	(27)	(119)	(690)
Significant items		534	12	(241)	2	1,631	1,938
– costs of structural reform		—	—	1	—	179	180
– costs to achieve		197	12	97	2	1,362	1,670
– customer redress programmes		299	—	—	—	—	299
– disposals, acquisitions and investment in new businesses		—	—	—	—	10	10
– settlements and provisions in connection with legal and regulatory matters		—	—	(322)	—	—	(322)
– currency translation on significant items		38	—	(17)	—	80	101
Adjusted		(6,311)	(2,949)	(4,609)	(729)	(597)	(15,195)
Share of profit in associates and joint ventures
Reported		(11)	—	—	—	1,194	1,183
Currency translation		1	—	—	—	75	76
Adjusted		(10)	—	—	—	1,269	1,259
Profit before tax
Reported		3,098	3,431	3,352	153	209	10,243
Currency translation		4	121	143	2	19	289
Significant items		295	12	48	(11)	1,488	1,832
– revenue		(239)	—	289	(13)	(143)	(106)
– operating expenses		534	12	(241)	2	1,631	1,938
Adjusted		3,397	3,564	3,543	144	1,716	12,364
Loans and advances to customers (net)
Reported		324,464	305,018	243,989	38,601	7,766	919,838
Currency translation		140	(814)	155	(165)	(13)	(697)
Adjusted		324,604	304,204	244,144	38,436	7,753	919,141
Customer accounts
Reported		619,858	341,596	267,274	68,226	15,004	1,311,958
Currency translation		(1,595)	85	1,173	(12)	(226)	(575)
Adjusted		618,263	341,681	268,447	68,214	14,778	1,311,383
For footnotes, see page 47.

HSBC Holdings plc	35

Global businesses

Reconciliation of reported results to adjusted items – global businesses (continued)
		Half-year to 31 Dec 2017
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	15
Reported		10,237	6,713	7,069	865	395	25,279
Currency translation		36	64	114	10	37	261
Significant items		7	106	203	(9)	(109)	198
– customer redress programmes		3	103	2	—	—	108
– disposals, acquisitions and investment in new businesses		4	—	99	(8)	(11)	84
– fair value movements on financial instruments	37	—	—	98	—	(98)	—
– currency translation on significant items		—	3	4	(1)	—	6
Adjusted		10,280	6,883	7,386	866	323	25,738
LICs
Reported		(424)	(378)	(418)	(15)	129	(1,106)
Currency translation		9	(4)	(14)	(1)	3	(7)
Adjusted		(415)	(382)	(432)	(16)	132	(1,113)
Operating expenses
Reported		(7,117)	(3,143)	(4,568)	(882)	(2,731)	(18,441)
Currency translation		(39)	(28)	(69)	(10)	(71)	(217)
Significant items		401	43	70	194	1,220	1,928
– costs of structural reform		6	3	7	—	224	240
– costs to achieve		73	32	143	1	1,083	1,332
– customer redress programmes		338	16	2	—	—	356
– disposals, acquisitions and investment in new businesses		—	—	—	31	12	43
– gain on partial settlement of pension obligation		(26)	(9)	(9)	(3)	(141)	(188)
– settlements and provisions in connection with legal and regulatory matters		—	—	(54)	164	14	124
– currency translation on significant items		10	1	(19)	1	28	21
Adjusted		(6,755)	(3,128)	(4,567)	(698)	(1,582)	(16,730)
Share of profit in associates and joint ventures
Reported		29	—	—	—	1,163	1,192
Currency translation		(2)	—	—	—	40	38
Adjusted		27	—	—	—	1,203	1,230
Profit before tax
Reported		2,725	3,192	2,083	(32)	(1,044)	6,924
Currency translation		4	32	31	(1)	9	75
Significant items		408	149	273	185	1,111	2,126
– revenue		7	106	203	(9)	(109)	198
– operating expenses		401	43	70	194	1,220	1,928
Adjusted		3,137	3,373	2,387	152	76	9,125
Loans and advances to customers (net)
Reported		346,148	316,533	252,474	40,326	7,483	962,964
Currency translation		(7,637)	(6,446)	(4,669)	(563)	(104)	(19,419)
Adjusted		338,511	310,087	247,805	39,763	7,379	943,545
Customer accounts
Reported		639,592	362,908	283,943	66,512	11,507	1,364,462
Currency translation		(10,738)	(6,366)	(6,192)	(1,066)	(437)	(24,799)
Adjusted		628,854	356,542	277,751	65,446	11,070	1,339,663
For footnotes, see page 47.

36	HSBC Holdings plc

Reconciliation of reported and adjusted risk-weighted assets

	At 30 Jun 2018
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	124.1	315.1	284.5	17.0	124.8	865.5
Disposals	—	—	—	—	(2.7)	(2.7)
– Brazil operations	—	—	—	—	(2.7)	(2.7)
Adjusted	124.1	315.1	284.5	17.0	122.1	862.8

	At 30 Jun 2017
Risk-weighted assets
Reported	116.6	289.2	306.1	16.4	147.8	876.1
Currency translation	(0.9)	(1.2)	(0.6)	—	(0.1)	(2.8)
Disposals	—	—	—	—	(5.2)	(5.2)
– Brazil operations	—	—	—	—	(5.2)	(5.2)
Adjusted	115.7	288.0	305.5	16.4	142.5	868.1

	At 31 Dec 2017
Risk-weighted assets
Reported	121.5	301.0	299.3	16.0	133.5	871.3
Currency translation	(2.0)	(6.3)	(3.6)	(0.1)	(1.6)	(13.6)
Disposals	—	—	—	—	(2.7)	(2.7)
– Brazil operations	—	—	—	—	(2.7)	(2.7)
Adjusted	119.5	294.7	295.7	15.9	129.2	855.0

Supplementary tables for RBWM and GPB
A breakdown of RBWM by business unit is presented below to reflect the basis of how the revenue performance of the business units is assessed and managed.
For GPB, a key measure of business performance is client assets, which is also presented below.

RBWM – summary (adjusted basis)
		Consists of
		Total RBWM	Banking operations	Insurance manufacturing	Asset management
	Footnote	$m	$m	$m	$m
Half-year to 30 Jun 2018
Net operating income before change in expected credit losses and other credit impairment charges	15	11,065	9,523	988	554
– net interest income		7,661	6,653	1,008	—
– net fee income/(expense)		2,795	2,548	(307)	554
– other income		609	322	287	—
ECL		(543)	(543)	—	—
Net operating income		10,522	8,980	988	554
Total operating expenses		(6,909)	(6,326)	(220)	(363)
Operating profit		3,613	2,654	768	191
Share of profit in associates and joint ventures		17	—	17	—
Profit before tax		3,630	2,654	785	191

Half-year to 30 Jun 2017
Net operating income before loan impairment charges and other credit risk provisions	15	10,283	8,584	1,165	534
– net interest income		6,920	5,938	982	—
– net fee income/(expense)		2,577	2,338	(269)	508
– other income		786	308	452	26
LICs		(565)	(565)	—	—
Net operating income		9,718	8,019	1,165	534
Total operating expenses		(6,311)	(5,748)	(207)	(356)
Operating profit		3,407	2,271	958	178
Share of profit in associates and joint ventures		(10)	1	(11)	—
Profit before tax		3,397	2,272	947	178

HSBC Holdings plc	37

Global businesses | Geographical regions

RBWM – summary (adjusted basis) (continued)
Half-year to 31 Dec 2017
Net operating income before loan impairment charges and other credit risk provisions	15	10,280	8,926	813	541
– net interest income		7,249	6,212	1,037	—
– net fee income/(expense)		2,654	2,367	(231)	518
– other income		377	347	7	23
LICs		(415)	(415)	—	—
Net operating income		9,865	8,511	813	541
Total operating expenses		(6,755)	(6,202)	(199)	(354)
Operating profit		3,110	2,309	614	187
Share of profit in associates and joint ventures		27	5	22	—
Profit before tax		3,137	2,314	636	187
For footnote, see page 47.
Insurance manufacturing for RBWM excluded other global businesses which contributed net operating income of $144m (1H17: $120m; 2H17:$77m) and profit before tax of $119m (1H17: $92m; 2H17: $50m) to overall insurance manufacturing. In 1H18 insurance manufacturing net operating income for RBWM included $919m within Wealth Management (1H17: $1,117m; 2H17: $759m) and $69m within other products (1H17: $48m; 2H17: $54m).
In total, insurance manufacturing generated $1,828m of annualised new business premiums (1H17: $1,493m; 2H17: $1,235m) of which $1,767m (1H17: $1,448m; 2H17: $1,220m) related to RBWM.
Distribution of insurance products by HSBC channels contributed $597m of net fee income (1H17: $557m; 2H17: $482m) of which RBWM channels earned $517m (1H17: $480m;2H17: $434m). Of this total income, $367m (1H17: $344m; 2H17: $288m) was in respect of HSBC manufactured products and a corresponding fee expense is therefore recognised within insurance manufacturing.

GPB – reported client assets[38]
		Half-year to
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnote	$bn	$bn	$bn
Opening balance		330	298	316
Net new money		6	1	(1)
– of which: areas targeted for growth		9	8	7
Value change		(3)	12	9
Disposals		—	(9)	(1)
Exchange and other		(3)	14	7
Closing balance	39	330	316	330
For footnote, see page 47.

GPB – reported client assets by geography
	At
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$bn	$bn	$bn
Europe	161	155	161
Asia	131	119	130
North America	38	42	39
Closing balance	330	316	330

Funds under management

	At
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$bn	$bn	$bn
Global Asset Management	456	440	462
Global Private Banking	262	243	258
Affiliates	4	4	4
Other	224	202	219
Funds under management	946	889	943

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$bn	$bn	$bn
At beginning of period	943	831	889
Net new money	11	(6)	8
Value change	6	39	38
Exchange and other	(14)	25	8
At end of period	946	889	943

38	HSBC Holdings plc

Geographical regions
Page
Analysis of reported results by geographical regions	39
Reconciliation of reported and adjusted items – geographical regions	41
Analysis by country	44

Analysis of reported results by geographical regions

HSBC reported profit/(loss) before tax and balance sheet data
		Half-year to 30 Jun 2018
		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net interest income		3,527	7,821	864	1,747	1,039	102	15,100
Net fee income		2,110	3,139	320	930	268	—	6,767
Net income from financial instruments held for trading or managed on a fair value basis		1,926	1,981	147	456	384	(11)	4,883
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		(141)	(79)	—	—	(2)	—	(222)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		424	(16)	(1)	19	10	(91)	345
Other income/(expense)	40	1,025	1,666	26	260	(103)	(2,460)	414
Net operating income before change in expected credit losses and other credit impairment charges	15	8,871	14,512	1,356	3,412	1,596	(2,460)	27,287
Change in expected credit losses and other credit impairment charges/(recoveries)		(187)	(116)	(103)	234	(235)	—	(407)
Net operating income		8,684	14,396	1,253	3,646	1,361	(2,460)	26,880
Total operating expenses		(8,592)	(6,110)	(686)	(3,604)	(1,017)	2,460	(17,549)
Operating profit		92	8,286	567	42	344	—	9,331
Share of profit in associates and joint ventures		18	1,094	269	—	—	—	1,381
Profit before tax		110	9,380	836	42	344	—	10,712
		%	%	%	%	%		%
Share of HSBC’s profit before tax		1.0	87.6	7.8	0.4	3.2		100.0
Cost efficiency ratio		96.9	42.1	50.6	105.6	63.7		64.3
Balance sheet data		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		374,264	445,692	29,106	104,361	20,020	—	973,443
Total assets		1,198,988	1,042,326	57,336	417,317	48,201	(156,854)	2,607,314
Customer accounts		507,066	656,620	34,207	135,736	22,678	—	1,356,307
Risk-weighted assets	41	301,253	363,977	58,043	132,970	36,991	—	865,467

		Half-year to 30 Jun 2017
Net interest income		3,470	6,765	858	1,770	1,010	(96)	13,777
Net fee income		2,175	2,819	316	929	252	—	6,491
Net income from financial instruments held for trading or managed on a fair value basis		2,010	1,517	118	274	217	96	4,232
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		401	1,070	—	—	28	—	1,499
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other income	40	847	615	70	523	42	(1,930)	167
Net operating income before loan impairment charges and other credit risk provisions	15	8,903	12,786	1,362	3,496	1,549	(1,930)	26,166
Loan impairment charges and other credit risk provisions		19	(448)	(122)	137	(249)	—	(663)
Net operating income		8,922	12,338	1,240	3,633	1,300	(1,930)	25,503
Total operating expenses		(8,361)	(5,640)	(673)	(2,683)	(1,016)	1,930	(16,443)
Operating profit		561	6,698	567	950	284	—	9,060
Share of profit in associates and joint ventures		11	932	237	3	—	—	1,183
Profit before tax		572	7,630	804	953	284	—	10,243
		%	%	%	%	%		%
Share of HSBC’s profit before tax		5.6	74.5	7.8	9.3	2.8		100.0
Cost efficiency ratio		93.9	44.1	49.4	76.7	65.6		62.8
Balance sheet data		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		364,943	400,505	28,489	105,996	19,905	—	919,838
Total assets		1,148,654	975,165	57,781	436,175	46,834	(172,166)	2,492,443
Customer accounts		479,079	635,809	34,794	139,770	22,506	—	1,311,958
Risk-weighted assets	41	311,690	347,019	59,329	137,274	38,641	—	876,118

HSBC Holdings plc	39

Geographical regions

HSBC reported profit/(loss) before tax and balance sheet data (continued)
		Half-year to 31 Dec 2017
		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net interest income		3,500	7,388	894	1,671	1,088	(142)	14,399
Net fee income/(expense)		1,986	2,812	303	951	268	—	6,320
Net income from financial instruments held for trading or managed on a fair value basis		2,056	1,412	62	253	269	142	4,194
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		368	933	—	—	36	—	1,337
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other income/(expense)	40	607	475	39	342	15	(2,449)	(971)
Net operating income before loan impairment charges and other credit risk provisions	15	8,517	13,020	1,298	3,217	1,676	(2,449)	25,279
Loan impairment charges and other credit risk provisions		(677)	(122)	(85)	52	(274)	—	(1,106)
Net operating income		7,840	12,898	1,213	3,269	1,402	(2,449)	24,173
Total operating expenses		(10,304)	(6,150)	(721)	(2,622)	(1,093)	2,449	(18,441)
Operating profit/(loss)		(2,464)	6,748	492	647	309	—	5,732
Share of profit/(loss) in associates and joint ventures		28	951	205	1	7	—	1,192
Profit/(loss) before tax		(2,436)	7,699	697	648	316	—	6,924
		%	%	%	%	%		%
Share of HSBC’s profit before tax		(35.3)	111.2	10.1	9.4	4.6		100.0
Cost efficiency ratio		121.0	47.2	55.5	81.5	65.2		72.9
Balance sheet data		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		381,547	425,971	28,050	107,607	19,789	—	962,964
Total assets		1,169,515	1,008,498	57,469	391,292	48,413	(153,416)	2,521,771
Customer accounts		505,182	657,395	34,658	143,432	23,795	—	1,364,462
Risk-weighted assets	41	311,612	357,808	59,196	131,276	36,372	—	871,337
For footnotes, see page 47.

40	HSBC Holdings plc

Reconciliation of reported and adjusted items – geographical regions

Reconciliation of reported results to adjusted performance – geographical regions
		Half-year to 30 Jun 2018
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	15
Reported	42	8,871	14,512	1,356	3,412	1,596	27,287	6,813	9,155
Significant items		141	(20)	(2)	96	33	248	143	7
– customer redress programmes		(46)	—	—	—	—	(46)	(46)	—
– disposals, acquisitions and investment in new businesses		—	—	—	103	39	142	—	—
– fair value movements on financial instruments	37	187	(20)	(2)	(7)	(6)	152	189	7
Adjusted	42	9,012	14,492	1,354	3,508	1,629	27,535	6,956	9,162
ECL
Reported		(187)	(116)	(103)	234	(235)	(407)	(156)	(20)
Adjusted		(187)	(116)	(103)	234	(235)	(407)	(156)	(20)
Operating expenses
Reported	42	(8,592)	(6,110)	(686)	(3,604)	(1,017)	(17,549)	(6,768)	(3,179)
Significant items		213	—	—	966	—	1,179	135	1
– costs of structural reform		209	2	—	—	—	211	178	2
– customer redress programmes		100	—	—	—	—	100	100	—
– disposals, acquisitions and investment in new businesses		3	—	—	—	—	3	—	—
– restructuring and other related costs		21	—	—	3	—	24	21	—
– settlements and provisions in connection with legal and regulatory matters		(120)	(2)	—	963	—	841	(164)	(1)
Adjusted	42	(8,379)	(6,110)	(686)	(2,638)	(1,017)	(16,370)	(6,633)	(3,178)
Share of profit in associates and joint ventures
Reported		18	1,094	269	—	—	1,381	18	20
Adjusted		18	1,094	269	—	—	1,381	18	20
Profit before tax
Reported		110	9,380	836	42	344	10,712	(93)	5,976
Significant items		354	(20)	(2)	1,062	33	1,427	278	8
– revenue		141	(20)	(2)	96	33	248	143	7
– operating expenses		213	—	—	966	—	1,179	135	1
Adjusted		464	9,360	834	1,104	377	12,139	185	5,984
Loans and advances to customers (net)
Reported		374,264	445,692	29,106	104,361	20,020	973,443	290,469	283,265
Adjusted		374,264	445,692	29,106	104,361	20,020	973,443	290,469	283,265
Customer accounts
Reported		507,066	656,620	34,207	135,736	22,678	1,356,307	404,129	477,728
Adjusted		507,066	656,620	34,207	135,736	22,678	1,356,307	404,129	477,728

		Mainland China	US	Mexico
		$m	$m	$m
Revenue
Reported		1,458	2,422	1,109
Significant items		—	97	(4)
– disposals, acquisitions and investment in new businesses		—	103	—
– fair value movements on financial instruments	37	—	(6)	(4)
Adjusted		1,458	2,519	1,105
For footnotes, see page 47.

HSBC Holdings plc	41

Geographical regions

Reconciliation of reported results to adjusted performance – geographical regions (continued)
		Half-year to 30 Jun 2017
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	15
Reported	42	8,903	12,786	1,362	3,496	1,549	26,166	6,559	7,959
Currency translation	42	910	119	(16)	32	(113)	897	660	(64)
Significant items		3	123	1	(238)	5	(106)	(2)	56
– disposals, acquisitions and investment in new businesses		(90)	—	—	(268)	—	(358)	(78)	—
– fair value movements on financial instruments	37	88	121	1	30	5	245	71	56
– currency translation on significant items		5	2	—	—	—	7	5	—
Adjusted	42	9,816	13,028	1,347	3,290	1,441	26,957	7,217	7,951
LICs
Reported		19	(448)	(122)	137	(249)	(663)	32	(388)
Currency translation		1	(1)	—	3	3	6	2	3
Adjusted		20	(449)	(122)	140	(246)	(657)	34	(385)
Operating expenses
Reported	42	(8,361)	(5,640)	(673)	(2,683)	(1,016)	(16,443)	(6,659)	(2,950)
Currency translation	42	(715)	(81)	13	(19)	77	(690)	(535)	24
Significant items		1,327	359	14	213	25	1,938	1,232	167
– costs of structural reform		180	—	—	—	—	180	180	—
– costs to achieve		1,072	355	15	203	25	1,670	986	168
– customer redress programmes		299	—	—	—	—	299	299	—
– disposals, acquisitions and investment in new businesses		2	—	—	8	—	10	—	—
– settlement and provisions in connection with legal and regulatory matters		(322)	—	—	—	—	(322)	(322)	—
– currency translation on significant items		96	4	(1)	2	—	101	89	(1)
Adjusted	42	(7,749)	(5,362)	(646)	(2,489)	(914)	(15,195)	(5,962)	(2,759)
Share of profit in associates and joint ventures
Reported		11	932	237	3	—	1,183	11	(12)
Currency translation		2	74	—	—	—	76	2	—
Adjusted		13	1,006	237	3	—	1,259	13	(12)
Profit before tax
Reported		572	7,630	804	953	284	10,243	(57)	4,609
Currency translation		198	111	(3)	16	(33)	289	129	(37)
Significant items		1,330	482	15	(25)	30	1,832	1,230	223
– revenue		3	123	1	(238)	5	(106)	(2)	56
– operating expenses		1,327	359	14	213	25	1,938	1,232	167
Adjusted		2,100	8,223	816	944	281	12,364	1,302	4,795
Loans and advances to customers (net)
Reported		364,943	400,505	28,489	105,996	19,905	919,838	284,701	252,994
Currency translation		4,981	(1,408)	(900)	(633)	(2,737)	(697)	3,998	(1,276)
Adjusted		369,924	399,097	27,589	105,363	17,168	919,141	288,699	251,718
Customer accounts
Reported		479,079	635,809	34,794	139,770	22,506	1,311,958	378,800	467,278
Currency translation		6,283	(2,048)	(813)	(727)	(3,270)	(575)	5,237	(2,358)
Adjusted		485,362	633,761	33,981	139,043	19,236	1,311,383	384,037	464,920

		Mainland China	US	Mexico
		$m	$m	$m
Revenue
Reported		1,224	2,626	1,012
Currency translation		97	—	15
Significant items		2	(244)	5
– disposals, acquisitions and investment in new businesses		—	(269)	—
– fair value movements on financial instruments	37	2	25	5
– currency translation on significant items		—	—	—
Adjusted		1,323	2,382	1,032
For footnotes, see page 47.

42	HSBC Holdings plc

Reconciliation of reported results to adjusted performance – geographical regions (continued)
		Half-year to 31 Dec 2017
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	15
Reported	42	8,517	13,020	1,298	3,217	1,676	25,279	6,363	8,158
Currency translation	42	381	41	(16)	(10)	(131)	261	320	(27)
Significant items		73	(1)	—	145	(19)	198	67	(107)
– customer redress programmes		108	—	—	—	—	108	108	—
– disposals, acquisitions and investment in new businesses		(8)	(27)	—	138	(19)	84	—	(126)
– fair value movements on financial instruments	37	(34)	27	—	7	—	—	(47)	19
– currency translation on significant items		7	(1)	—	—	—	6	6	—
Adjusted	42	8,971	13,060	1,282	3,352	1,526	25,738	6,750	8,024
LICs
Reported		(677)	(122)	(85)	52	(274)	(1,106)	(524)	(8)
Currency translation		(22)	(1)	1	—	15	(7)	(19)	—
Adjusted		(699)	(123)	(84)	52	(259)	(1,113)	(543)	(8)
Operating expenses
Reported	42	(10,304)	(6,150)	(721)	(2,622)	(1,093)	(18,441)	(8,427)	(3,181)
Currency translation	42	(302)	(32)	15	5	93	(217)	(255)	10
Significant items		1,601	284	17	(11)	37	1,928	1,350	139
– costs of structural reform		240	—	—	—	—	240	230	—
– costs to achieve		836	268	19	168	41	1,332	780	123
– customer redress programmes		356	—	—	—	—	356	356	—
– disposals, acquisitions and investment in new businesses		34	—	—	9	—	43	—	—
– gain on partial settlement of pension obligation		—		—	(188)	—	(188)	—	—
– settlements and provisions in connection with legal and regulatory matters		107	17	—	—	—	124	(40)	17
– currency translation on significant items		28	(1)	(2)	—	(4)	21	24	(1)
Adjusted	42	(9,005)	(5,898)	(689)	(2,628)	(963)	(16,730)	(7,332)	(3,032)
Share of profit in associates and joint ventures
Reported		28	951	205	1	7	1,192	27	20
Currency translation		—	40	—	—	(2)	38	—	—
Adjusted		28	991	205	1	5	1,230	27	20
Profit before tax
Reported		(2,436)	7,699	697	648	316	6,924	(2,561)	4,989
Currency translation		57	48	—	(5)	(25)	75	46	(17)
Significant items		1,674	283	17	134	18	2,126	1,417	32
– revenue		73	(1)	—	145	(19)	198	67	(107)
– operating expenses		1,601	284	17	(11)	37	1,928	1,350	139
Adjusted		(705)	8,030	714	777	309	9,125	(1,098)	5,004
Loans and advances to customers (net)
Reported		381,547	425,971	28,050	107,607	19,789	962,964	295,518	268,965
Currency translation		(10,183)	(5,349)	(726)	(1,971)	(1,190)	(19,419)	(7,671)	(1,056)
Adjusted		371,364	420,622	27,324	105,636	18,599	943,545	287,847	267,909
Customer accounts
Reported		505,182	657,395	34,658	143,432	23,795	1,364,462	401,733	477,104
Currency translation		(13,689)	(6,631)	(692)	(2,234)	(1,553)	(24,799)	(10,436)	(1,873)
Adjusted		491,493	650,764	33,966	141,198	22,242	1,339,663	391,297	475,231

		Mainland China	US	Mexico
		$m	$m	$m
Revenue
Reported		1,156	2,250	1,147
Currency translation		54	—	(42)
Significant items		98	145	—
– disposals, acquisitions and investment in new businesses		99	139	—
– fair value movements on financial instruments	37	—	6	—
– currency translation on significant items		(1)	—	—
Adjusted		1,308	2,395	1,105
For footnotes, see page 47.

HSBC Holdings plc	43

Geographical regions

Analysis by country

Profit/(loss) before tax by priority growth market within global businesses
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Europe		186	1,261	641	(61)	(1,917)	110
– UK	43	185	1,082	473	3	(1,836)	(93)
of which: HSBC Holdings	44	(314)	(193)	(154)	(44)	(1,168)	(1,873)
– France		(5)	77	(15)	6	(64)	(1)
– Germany		8	39	54	5	(5)	101
– Switzerland		(1)	2	—	(65)	18	(46)
– other		(1)	61	129	(10)	(30)	149
Asia		3,218	2,216	2,018	198	1,730	9,380
– Hong Kong		3,067	1,621	915	177	196	5,976
– Australia		48	56	83	—	31	218
– India		2	77	187	—	169	435
– Indonesia		(1)	36	43	—	19	97
– mainland China		(68)	145	299	(2)	1,175	1,549
– Malaysia		61	39	93	—	20	213
– Singapore		40	47	116	22	52	277
– Taiwan		43	12	71	—	19	145
– other		26	183	211	1	49	470
Middle East and North Africa		71	70	377	4	314	836
– Egypt		11	38	99	—	20	168
– UAE		60	33	159	4	(2)	254
– Saudi Arabia		—	—	—	—	269	269
– other		—	(1)	119	—	27	145
North America		(54)	503	490	5	(902)	42
– US		(103)	241	461	6	(975)	(370)
– Canada		17	240	67	—	65	389
– other		32	22	(38)	(1)	8	23
Latin America		91	99	199	—	(45)	344
– Mexico		103	56	103	—	6	268
– other		(12)	43	96	—	(51)	76
Half-year to 30 Jun 2018		3,512	4,149	3,725	146	(820)	10,712

Europe		(68)	1,136	1,042	(22)	(1,516)	572
– UK	43	(110)	943	613	8	(1,511)	(57)
of which: HSBC Holdings	44	(326)	(151)	(256)	(36)	(1,063)	(1,832)
– France		27	96	201	4	(84)	244
– Germany		11	36	95	4	19	165
– Switzerland		—	—	—	(39)	1	(38)
– other		4	61	133	1	59	258
Asia		2,736	1,585	1,625	148	1,536	7,630
– Hong Kong		2,539	1,092	648	129	201	4,609
– Australia		58	51	34	—	17	160
– India		10	96	187	—	167	460
– Indonesia		(20)	49	53	—	10	92
– mainland China		—	74	253	(2)	996	1,321
– Malaysia		32	21	82	—	15	150
– Singapore		61	64	107	21	38	291
– Taiwan		25	6	66	—	21	118
– other		31	132	195	—	71	429
Middle East and North Africa		87	114	291	—	312	804
– Egypt		14	27	78	—	24	143
– UAE		71	38	144	—	38	291
– Saudi Arabia		—	—	—	—	237	237
– other		2	49	69	—	13	133
North America		274	481	270	27	(99)	953
– US		224	221	200	27	(135)	537
– Canada		27	247	57	—	24	355
– other		23	13	13	—	12	61
Latin America		69	115	124	—	(24)	284
– Mexico		57	61	69	—	(13)	174
– other		12	54	55	—	(11)	110
Half-year to 30 Jun 2017		3,098	3,431	3,352	153	209	10,243
For footnotes, see page 47.

44	HSBC Holdings plc

Profit/(loss) before tax by priority growth market within global businesses (continued)
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnote	$m	$m	$m	$m	$m	$m
Europe		(91)	763	(265)	(209)	(2,634)	(2,436)
– UK		(67)	596	(421)	(31)	(2,638)	(2,561)
of which: HSBC Holdings	44	(332)	(221)	(483)	(53)	(1,643)	(2,732)
– France		(39)	108	27	1	(72)	25
– Germany		10	25	46	5	20	106
– Switzerland		(2)	7	1	(153)	1	(146)
– other		7	27	82	(31)	55	140
Asia		2,636	1,809	1,510	137	1,607	7,699
– Hong Kong		2,500	1,368	709	128	284	4,989
– Australia		64	50	74	(1)	18	205
– India		11	63	175	—	207	456
– Indonesia		(4)	27	45	—	20	88
– mainland China		(44)	87	134	(2)	992	1,167
– Malaysia		53	29	80	—	13	175
– Singapore		8	30	95	13	26	172
– Taiwan		18	4	41	(1)	19	81
– other		30	151	157	—	28	366
Middle East and North Africa		57	85	302	—	253	697
– Egypt		12	42	86	—	22	162
– UAE		39	15	124	—	10	188
– Saudi Arabia		—	—	—	—	204	204
– other		6	28	92	—	17	143
North America		31	451	401	40	(275)	648
– US		(58)	214	294	39	(309)	180
– Canada		34	206	75	—	19	334
– other		55	31	32	1	15	134
Latin America		92	84	135	—	5	316
– Mexico		82	44	89	—	1	216
– other		10	40	46	—	4	100
Half-year to 31 Dec 2017		2,725	3,192	2,083	(32)	(1,044)	6,924
For footnote, see page 47.

HSBC Holdings plc	45

Geographical regions

Reconciliations of return on equity and return on tangible equity

Return on equity and return on tangible equity
	Half-year ended 30 Jun		Year ended 31 Dec
	2018	2017	2017
	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	7,173	6,999	9,683
Increase in PVIF (net of tax)	(243)	(89)	16
Profit attributable to the ordinary shareholders, excluding PVIF	6,930	6,910	9,699
Significant items (net of tax) and bank levy	1,362	1,298	3,827
Profit attributable to the ordinary shareholders, excluding PVIF, significant items and UK bank levy	8,292	8,208	13,526
Equity
Average ordinary shareholders’ equity	165,733	160,725	163,419
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(22,038)	(20,154)	(20,721)
Average tangible equity	143,695	140,571	142,698
Fair value of own debt, DVA and other adjustments	2,130	2,726	2,788
Average tangible equity excluding fair value of own debt, DVA and other adjustments	145,825	143,297	145,486
	%	%	%
Ratio
Return on equity	8.7	8.8	5.9
Return on tangible equity	9.7	9.9	6.8
Return on tangible equity excluding significant items and UK bank levy	11.5	11.6	9.3

Return on tangible equity by global business
	Half-year ended 30 Jun 2018
	Total	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre
	$m	$m	$m	$m	$m	$m
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	8,292	2,623	3,090	2,931	190	(542)
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	145,825	24,809	41,377	47,866	3,436	28,337
Return on tangible equity excluding significant items and UK bank levy (%)	11.5	21.3	15.1	12.3	11.2	(3.9)

	Half-year ended 30 Jun 2017
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	8,208	2,615	2,634	2,742	157	60
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	143,297	23,312	36,001	44,102	4,906	34,976
Return on tangible equity excluding significant items and UK bank levy (%)	11.6	22.6	14.8	12.5	6.5	0.3

	Year ended 31 Dec 2017
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	13,526	5,159	5,161	4,744	314	(1,852)
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	145,486	23,838	36,935	44,664	4,400	35,649
Return on tangible equity excluding significant items and UK bank levy (%)	9.3	21.6	14.0	10.6	7.1	(5.2)

46	HSBC Holdings plc

Footnotes to pages 2 to 45
1	Full-time equivalent staff.
2	Based on 2017 Transaction Banking product total revenue (including Payments, Cash Management, Trade Finance, FX and Securities Services) compared with US and European peers. Source: HSBC Research.
3	Based on 2017 total revenue in Asia among major international and regional banks in Asia. Peers include Standard Chartered, DBS, Citi, UOB, OCBC, Maybank and CIMB. Source: Company accounts.
4
Revenue from international clients is derived from an allocation of adjusted revenue based on internal management information. International clients are businesses and individuals with an international presence.

5	Adjusted basis, geographical view; Group total and regional % composition excludes Holdings; regional % composition calculated with regional figures that include intra-Group revenues.
6	Eight scale markets are Hong Kong, UK, Mexico, Pearl River Delta, Singapore, Malaysia, UAE and Saudi Arabia.
7	Commitment by 2025; on track to deliver 2025 target (see HSBC ESG Update November 2017).
8	Top 3 or improvement by 2 ranks; measured by customer recommendation for RBWM and customer satisfaction for CMB among relevant competitors.
9	Based on Sustainalytics.
10
’Costs to achieve’ comprise those specific costs relating to the achievement of the strategic actions set out in the Investor Update in June 2015. They comprise costs incurred between 1 July 2015 and 31 December 2017.

11
Costs relating to ‘Settlements and provisions in connection with legal and regulatory matters’, a significant item in 1H18 includes a 1Q18 provision in relation to the DoJ’s civil claims relating to its investigation of HSBC’s legacy RMBS origination and securitisation activities from 2005 to 2007. Refer to Note 12 ‘Legal proceedings and regulatory matters’ for further details.

12	‘Other personal lending’ includes personal non-residential closed-end loans and personal overdrafts.
13
‘Investment distribution’ includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and wealth insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

14	‘Other’ mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
15
Net operating income before change in expected credit losses and other credit impairment charges/Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

16
Adjusted return on average risk-weighted assets (‘Adjusted RoRWA’) is used to measure the performance of RBWM, CMB, GB&M and GPB. Adjusted RoRWA is calculated using annualised profit before tax and reported average risk-weighted assets at constant currency adjusted for the effects of significant items.

17
Return on average tangible equity (‘RoTE’) is calculated as Profit Attributable to Ordinary Shareholders (based on annualised Reported PBT, as adjusted for tax, insurance balances, certain capital securities and associates) divided by allocated Average Tangible Shareholders’ Equity. In 1H18, Group RoTE on this basis was 9.7%. RoTE excluding significant items and the UK bank levy adjusts RoTE for the effects of significant items after tax, the UK bank levy and other items. This is the RoTE measure used at the global business level. In 1H18, Group RoTE excluding significant items and the UK bank levy was 11.5%. The reconciling items between Group RoTE and Group RoTE excluding significant items and the UK bank levy in 1H18 were significant items (1.83% points), the UK bank levy (0.06% points) and other items (-0.12% points). The RoTE presented for the half-year to 31 December 2017 relates to full-year 2017 performance.

18	‘Markets products, Insurance and Investments and Other’ includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and global banking products.
19
In 1H18, GB&M included an adverse fair value movement of $331m on the widening of credit spreads on structured liabilities (1H17: favourable fair value movement of $197m; 2H16: adverse fair value movement of $317m).

20
‘Other’ in GB&M includes net interest earned on free capital held in this global business not assigned to products, allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income; for example, notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within ‘Other’.

21
Central Treasury includes revenue relating to BSM of $1.3bn (1H17: $1.5bn; 2H17:$1.2bn), interest expense of $758m (1H17: $644m; 2H17: $617m) and adverse valuation differences on issued long-term debt and associated swaps of $365m (1H17: gains of $53m; 2H17: gains of $25m). Revenue relating to BSM includes other internal allocations, including notional tax credits to reflect the economic benefit generated by certain activities which are not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in other Central Treasury.

22	Other miscellaneous items in Corporate Centre includes internal allocations relating to legacy credit.
23	Return on average risk-weighted assets is calculated using annualised profit before tax and reported average risk-weighted assets.
24
Net trading income includes the revenues of internally funded trading assets, while the related costs are reported in net interest income. In our global business results, the total cost of funding trading assets is included within Corporate Centre net trading income as an interest expense. In the statutory presentation, internal interest income and expenses are eliminated.

25	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
26
Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.

27	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
28	Interest income on trading assets is reported as ‘Net income/(expense) from financial instruments held for trading or managed on a fair value basis’ in the consolidated income statement.
29
Interest income on financial assets designated and otherwise mandatorily measured at fair value is reported as ‘Net income/(expense) from financial instruments held for trading or managed on a fair value basis’ in the consolidated income statement.

30	Including interest-bearing bank deposits only.
31
Interest expense on financial liabilities designated at fair value is reported as ‘Net income/(expense) from financial instruments held for trading or managed on a fair value basis’ in the consolidated income statement, other than interest on own debt, which is reported in ‘Interest expense’.

32	Including interest-bearing customer accounts only.
33	Interest expense on trading liabilities is reported as ‘Net income/(expense) from financial instruments held for trading or managed on a fair value basis’ in the consolidated income statement.
34
Prior to 2018, foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018, we have grouped the presentation of the entire effect of foreign exchange exposure in profit or loss and presented it within ‘net income from financial instruments held for trading or managed on a fair value basis’. Comparative data have been re-presented. There is no net impact on total operating income and the impact on ‘changes in fair value of long-term debt and related derivatives’ is $(241)m in 2H17 and $(276)m in 1H17.

35	1H18 ECL are prepared on an IFRS 9 basis and 1H17/2H17 LICs are prepared on an IAS 39 basis and are not comparable.
36	Balances at 1 January 2018 have been prepared in accordance with accounting policies referred to on page 84; 31 December 2017 balances have not been re-presented.
37	Excludes items where there are substantial offsets in the income statement for the same period.
38
‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.

39	‘Client assets’ includes $295bn of client assets in areas targeted for growth (1H16: $266bn; 2H16: $262bn).
40
Other income in this context comprises where applicable net income/expense from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

41	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
42	Amounts are non-additive across geographical regions and global businesses due to inter-company transactions within the Group.
43	UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
44	Excludes intra-Group dividend income.

HSBC Holdings plc	47

Risk

A summary of our current policies and practices regarding the management of risk is set out in the ‘Risk management’ section on pages 66 to 81 of the Annual Report and Accounts 2017.

Areas of special interest
During 1H18, we considered a number of areas because of the effect they may have on the Group. While these areas have been considered as part of our top and emerging risks, we have placed particular focus in this section on the UK’s withdrawal from the European Union, and on HSBC’s foreign exchange deferred prosecution agreement.
Process of UK withdrawal from the EU
The UK is due to formally leave the EU in March 2019. Before then, the UK and the EU have to finalise the Article 50 Withdrawal Agreement, which will need to be approved by their respective Parliaments. A comprehensive trade deal will not be concluded within this time frame. A period of transition until 31 December 2020 has therefore been agreed between the UK and the EU. However, there will be no legal certainty until this is enshrined in the Withdrawal Agreement, in autumn 2018 at the earliest.
Our objective in all scenarios is to continue to meet customers’ needs and minimise disruption. This will require adjustments to our cross-border banking model, with affected business transferring from the UK to our existing subsidiary in France or other European subsidiaries, as appropriate.
Given the complexity of negotiations, we have put in place a robust contingency plan. It is based on a scenario whereby the UK exits the EU, without the existing passporting or regulatory equivalence framework that supports cross-border business. When negotiation positions become clearer, we will update our contingency plan.
Foreign exchange deferred prosecution agreement
In January 2018, HSBC Holdings entered into a three-year deferred prosecution agreement with the US Department of Justice (‘DoJ’) (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. This concluded the DoJ’s investigation into HSBC’s historical foreign exchange activities. Under the terms of the FX DPA, HSBC has a number of ongoing obligations, including continuing to cooperate with authorities and implementing enhancements to its internal controls and procedures in its Global Markets business, which will be the subject of annual reports to the DoJ. In addition, HSBC agreed to pay a financial penalty and restitution.
HSBC is committed to ensuring fair outcomes for customers and to protecting the orderly and transparent operation of the markets. We have already invested significant resources and taken a number of steps to improve our policies, procedures and controls designed to promote and ensure high standards of conduct.

Key developments in the first half of 2018
There were no material changes to the policies and practices for the management of risk, as described in the Annual Report and Accounts 2017, in 1H18 except for the following:

•	We continued to strengthen the controls that manage our operational risks, as described on page 72 under ‘Operational risk profile’.

•
The Board oversight of conduct matters and whistleblowing arrangements have been transitioned to the Group Risk Committee and Group Audit Committee, respectively, following the demise of the Conduct & Values Committee during 1H18. For information on initiatives implemented in 1H18 to raise our standards in relation to the conduct of our business, see page 72 under ‘Conduct of business’. For further details on whistleblowing, see page 23 of our Environmental, Social and Governance (ESG) Update – April 2018.

•
We are on track to integrate the majority of the Global Standards programme financial crime risk core capabilities into our day-to-day operations by the end of 2018, and expect to complete the closure of the programme infrastructure in early 2019. We will continue to take steps to further refine and strengthen our defences against financial crime by applying advanced analytics and artificial intelligence. For further details on the Global Standards programme, see page 13 of the Annual Report and Accounts 2017.

Credit risk profile
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products, such as guarantees and derivatives.
Comparative credit tables at 1 January 2018 reflecting the adoption of IFRS 9 as published in our Report on transition to IFRS 9 ‘Financial Instruments’ 1 January 2018 have been included where available. Comparative credit tables at 31 December 2017 from our Interim Report 2017 which do not reflect the adoption of IFRS 9 have been disclosed separately on pages 62 to 67 as they are not directly comparable.
Refer to ‘Standards applied during the half-year to 30 June 2018’ on page 84 and Note 14 Effect of reclassification upon adoption of IFRS 9 for further detail.
There were no material changes to the policies and practices for the management of credit risk in 1H18.
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 72 of the Annual Report and Accounts 2017.
Risk elements in the loan portfolio
Unless otherwise stated, the disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

•	impaired loans;

•	unimpaired loans contractually more than 90 days past due as to interest or principal; and

•	troubled debt restructurings not included in the above.

48	HSBC Holdings plc

Impaired loans
In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described in the Annual Report and Accounts 2017 for balances at 31 December 2017. Balances at 30 June 2018 are presented in accordance with the information about the application of IFRS 9 ‘Financial Instruments’ set out in the Interim Report 2018.
A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.
Unimpaired loans more than 90 days past due
Under IFRS 9 the Group determines that a financial instrument is credit-impaired and in stage 3 by considering relevant objective evidence, primarily whether:

•	contractual payments of either principal or interest are past due for more than 90 days;

•
there are other indications that the borrower is unlikely to pay such as that a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition; and

•	the loan is otherwise considered to be in default.
If such unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due, even where regulatory rules permit default to be defined based on 180 days past due. Therefore the definitions of credit-impaired and default are aligned as far as possible so that stage 3 represents all loans which are considered defaulted or otherwise credit-impaired. Interest income is recognised by applying the effective interest rate to the amortised cost amount, (i.e. gross carrying amount less ECL allowance).
As a financial instrument is considered impaired if contractual payments of either principal or interest are past due for more than 90 days, these amounts will be reported under impaired loans with no balance reported under unimpaired loans more than 90 days past due.
Prior to IFRS 9, examples of unimpaired loans more than 90 days past due included individually assessed mortgages that were in arrears more than 90 days where there was no other indicators of impairment, but where the value of collateral was sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there was no concern over the creditworthiness of the counterparty.
Troubled debt restructurings
Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan, the terms of which have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. A modification which results in a delay in payment that is considered insignificant is not regarded as a concession for the purposes of this disclosure. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. Loans that have been identified as TDRs under the US guidance retain this designation until maturity or derecognition. This treatment differs from the Group’s impaired loans disclosure convention under IFRSs under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash flows. As a result, reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans.
The balance of TDRs not included as impaired loans at
30 June 2018 was $2.2bn, $0.7bn lower than at

31 December 2017. Under the Group’s IFRS 9 methodology financial instruments (except for renegotiated loans) are transferred out of stage 3 when they no longer exhibit any evidence of credit impairment. Wholesale renegotiated loans will continue to be in stage 3 until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, observed over a minimum one-year period and there are no other indicators of impairment. For loans that are assessed for impairment on a portfolio basis, the evidence typically comprises a history of payment performance against the original or revised terms, as appropriate to the circumstances. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case-by-case basis. Retail renegotiated loans are deemed to remain credit impaired until repayment or derecognition.
Potential problem loans
Potential problem loans are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms.
Under IFRS 9, an assessment of whether credit risk has increased significantly since initial recognition is performed at each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument. Any financial instrument deemed to have suffered a significant increase in credit risk is transferred from stage 1 to stage 2.
The assessment explicitly or implicitly compares the risk of default occurring at the reporting date with that at initial recognition, taking into account reasonable and supportable information, including information about past events, current conditions and future economic conditions. The assessment is unbiased, probability weighted and, to the extent relevant, uses forward-looking information consistent with that used in the measurement of ECL.
The analysis of credit risk is multifactor. The determination of whether a specific factor is relevant and its weight compared with other factors depends on the type of product, the characteristics of the financial instrument and the borrower, and the geographical region. Therefore, it is not possible to provide a single set of criteria that will determine what is considered to be a significant increase in credit risk and these criteria will differ for different types of lending, particularly between retail and wholesale. However, unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when 30 days past due. Financial instruments classified as stage 2 and greater than 30 days past due are considered to have a higher risk of containing potential problem loans.
Analysis of risk elements in the loan portfolio by geographical region
The analysis below sets out the amount of risk elements in loan portfolios included within loans and advances to customers and banks in the consolidated balance sheet, trading loans classified as in default and assets obtained by taking possession of security.
The table excludes the amount of risk elements in loan portfolios classified as ‘assets held for sale’ in the consolidated balance sheet.

HSBC Holdings plc	49

Risk

Risk elements in the loan portfolio by geographical region
	At
	At 30 Jun 2018	At 31 Dec 2017
	$m	$m
Impaired loans	14,548	15,470
– Europe	7,306	8,042
– Asia	2,530	2,249
– Middle East and North Africa	2,232	1,949
– North America	1,867	2,606
– Latin America	613	624
Unimpaired loans contractually more than 90 days past due as to principal or interest	—	24
– Europe	—	—
– Asia	—	—
– Middle East and North Africa	—	24
– North America	—	—
– Latin America	—	—
Troubled debt restructurings (not included in the classifications above)	2,187	2,879
– Europe	1,392	1,890
– Asia	86	273
– Middle East and North Africa	474	459
– North America	194	174
– Latin America	41	83
Trading loans classified as in default	—	56
– Europe	—	56
– Asia	—	—
– Middle East and North Africa	—	—
– North America	—	—
– Latin America	—	—
Risk elements on loans	16,735	18,429
– Europe	8,698	9,988
– Asia	2,616	2,522
– Middle East and North Africa	2,706	2,432
– North America	2,061	2,780
– Latin America	654	707
Assets held for resale	87	94
– Europe	11	14
– Asia	59	51
– Middle East and North Africa	—	—
– North America	12	11
– Latin America	5	18
Total risk elements	16,822	18,523
– Europe	8,709	10,002
– Asia	2,675	2,573
– Middle East and North Africa	2,706	2,432
– North America	2,073	2,791
– Latin America	659	725
	%	%
Loan impairment allowances as a percentage of risk elements on loans	52.3	40.6

Credit risk in the first half of 2018
IFRS 9 gross loans and advances to customers of $982.2bn have increased from $959.1bn at 1 January 2018; this increase includes adverse foreign exchange movements of $19.3bn. Loans and advances to banks of $83.9bn have increased from $82.6bn at 1 January 2018; this includes adverse foreign exchange movements of $1.6bn. Personal and wholesale lending movements are disclosed on pages 59 to 60 .
The income statement ‘change in expected credit losses and other credit impairment charges’ for the period were $0.4bn.
Income statement movements are analysed further on page 25.

50	HSBC Holdings plc

Summary of credit risk
The disclosure below presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL. Due to the forward-looking nature of IFRS 9, the scope of financial instruments on which ECL are recognised is greater than the scope of IAS 39.
The following tables analyse loans by industry sector and represent the concentration of exposures on which credit risk is managed.

The IFRS 9 allowance for ECL has decreased from $10.2bn at 1 January 2018 to $9.5bn at 30 June 2018; this decrease includes favourable foreign exchange movements of $0.4bn.
The IFRS 9 allowance for ECL at 30 June 2018 comprises $8.8bn in respect of assets held at amortised cost, $0.5bn in respect of loan commitments and financial guarantees, and $0.2bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
		At 30 Jun 2018		At 1 Jan 2018
		Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	Footnotes	$m	$m	$m	$m
Loans and advances to customers at amortised cost		982,178	(8,735)	959,080	(9,343)
– personal		382,927	(2,895)	375,069	(3,047)
– corporate and commercial		538,982	(5,561)	520,137	(6,053)
– non-bank financial institutions		60,269	(279)	63,874	(243)
Loans and advances to banks at amortised cost		83,939	(15)	82,582	(23)
Other financial assets measured at amortised cost		613,129	(56)	557,864	(114)
– cash and balances at central banks		189,845	(3)	180,624	(3)
– items in the course of collection from other banks		8,081	—	6,628	—
– Hong Kong Government certificates of indebtedness		35,754	—	34,186	—
– reverse repurchase agreements – non-trading		208,104	—	201,553	—
– financial investments		62,772	(16)	59,539	(16)
– prepayments, accrued income and other assets	2	108,573	(37)	75,334	(95)
Total gross carrying amount on balance sheet		1,679,246	(8,806)	1,599,526	(9,480)
Loans and other credit related commitment		523,015	(319)	501,361	(376)
– personal		203,854	(9)	196,093	(14)
– corporate and commercial		259,319	(301)	262,391	(355)
– financial		59,842	(9)	42,877	(7)
Financial guarantee and similar contracts		91,103	(205)	89,382	(161)
– personal		1,003	(3)	791	(4)
– corporate and commercial		76,384	(198)	78,102	(153)
– financial		13,716	(4)	10,489	(4)
Total nominal amount off balance sheet	3	614,118	(524)	590,743	(537)
		2,293,364	(9,330)	2,190,269	(10,017)

		Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
		$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income		321,940	(152)	322,163	(184)
For footnotes, see page 74.

The following table provides an overview of the Group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
Stage 1: Unimpaired and without significant increase in credit risk on which a 12-month allowance for ECL is recognised.
Stage 2: A significant increase in credit risk has been experienced since initial recognition on which a lifetime ECL is recognised.

Stage 3: Objective evidence of impairment, and are therefore considered to be in default or otherwise credit-impaired on which a lifetime ECL is recognised.
POCI: Purchased or originated at a deep discount that reflects the incurred credit losses on which a lifetime ECL is recognised.

HSBC Holdings plc	51

Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 June 2018
	Gross carrying/nominal amout[3]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[5]	Total	Stage 1	Stage 2	Stage 3	POCI[5]	Total	Stage 1	Stage 2	Stage 3	POCI[5]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	898,871	68,775	14,218	314	982,178	(1,284)	(2,005)	(5,320)	(126)	(8,735)	0.1	2.9	37.4	40.1	0.9
– personal	361,909	16,519	4,499	—	382,927	(585)	(1,148)	(1,162)	—	(2,895)	0.2	6.9	25.8	—	0.8
– corporate and commercial	480,550	48,673	9,445	314	538,982	(655)	(812)	(3,968)	(126)	(5,561)	0.1	1.7	42.0	40.1	1.0
– non-bank financial institutions	56,412	3,583	274	—	60,269	(44)	(45)	(190)	—	(279)	0.1	1.3	69.3	—	0.5
Loans and advances to banks at amortised cost	83,588	335	16	—	83,939	(11)	(2)	(2)	—	(15)	—	0.6	12.5	—	—
Other financial assets measured at amortised cost	611,524	1,525	79	1	613,129	(27)	(4)	(25)	—	(56)	—	0.3	31.6	—	—
Loan and other credit-related commitments	504,160	18,231	613	11	523,015	(119)	(134)	(66)	—	(319)	—	0.7	10.8	—	0.1
– personal	201,751	1,869	234	—	203,854	(9)	—	—	—	(9)	—	—	—	—	—
– corporate and commercial	243,401	15,528	379	11	259,319	(101)	(134)	(66)	—	(301)	—	0.9	17.4	—	0.1
– financial	59,008	834	—	—	59,842	(9)	—	—	—	(9)	—	—	—	—	—
Financial guarantee and similar contracts	81,186	9,136	762	19	91,103	(48)	(62)	(95)	—	(205)	0.1	0.7	12.5	—	0.2
– personal	993	5	5	—	1,003	(1)	—	(2)	—	(3)	0.1	—	40.0	—	0.3
– corporate and commercial	66,899	8,715	751	19	76,384	(43)	(62)	(93)	—	(198)	0.1	0.7	12.4	—	0.3
– financial	13,294	416	6	—	13,716	(4)	—	—	—	(4)	—	—	—	—	—
At 30 Jun 2018	2,179,329	98,002	15,688	345	2,293,364	(1,489)	(2,207)	(5,508)	(126)	(9,330)	0.1	2.3	35.1	36.5	0.4
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due and are transferred from stage 1 to stage 2. The disclosure below presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 days past due and therefore presents those financial assets classified as stage 2 due to ageing (30 days past due) and those identified at an earlier stage (less than 30 days past due).

Stage 2 days past due analysis at 30 June 2018
	Gross carrying amount			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[6]	30 and > DPD[6]	Stage 2	1 to 29 DPD[6]	30 and > DPD[6]	Stage 2	1 to 29 DPD[6]	30 and > DPD[6]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	68,775	2,816	1,905	(2,005)	(202)	(245)	2.9	7.2	12.9
– personal	16,519	2,027	1,239	(1,148)	(173)	(213)	6.9	8.5	17.2
– corporate and commercial	48,673	758	665	(812)	(29)	(32)	1.7	3.8	4.8
– non-bank financial institutions	3,583	31	1	(45)	—	—	1.3	—	—
Loans and advances to banks at amortised cost	335	1	17	(2)	—	—	0.6	—	—
Other financial assets measured at amortised cost	1,525	13	12	(4)	—	—	0.3	—	—
For footnotes, see page 74.

52	HSBC Holdings plc

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 1 January 2018 (continued)
	Gross carrying/nominal amount[3]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[5]	Total	Stage 1	Stage 2	Stage 3	POCI[5]	Total	Stage 1	Stage 2	Stage 3	POCI[5]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	871,566	72,658	13,882	974	959,080	(1,309)	(2,201)	(5,591)	(242)	(9,343)	0.2	3.0	40.3	24.8	1.0
– personal	354,305	16,354	4,410	—	375,069	(581)	(1,156)	(1,310)	—	(3,047)	0.2	7.1	29.7	—	0.8
– corporate and commercial	456,837	53,262	9,064	974	520,137	(701)	(1,037)	(4,073)	(242)	(6,053)	0.2	1.9	44.9	24.8	1.2
– non-bank financial institutions	60,424	3,042	408	—	63,874	(27)	(8)	(208)	—	(243)	—	0.3	51.0	—	0.4
Loans and advances to banks at amortised cost	81,027	1,540	15	—	82,582	(17)	(4)	(2)	—	(23)	—	0.3	13.3	—	—
Other financial assets measured at amortised cost	556,185	1,517	155	7	557,864	(28)	(4)	(82)	—	(114)	—	0.3	52.9	—	—
Loan and other credit related commitments	475,986	24,330	999	46	501,361	(126)	(183)	(67)	—	(376)	—	0.8	6.7	—	0.1
– personal	194,320	1,314	459	—	196,093	(13)	(1)	—	—	(14)	—	0.1	—	—	—
– corporate and commercial	240,854	20,951	540	46	262,391	(108)	(180)	(67)	—	(355)	—	0.9	12.4	—	0.1
– financial	40,812	2,065	—	—	42,877	(5)	(2)	—	—	(7)	—	0.1	—	—	—
Financial guarantee and similar contracts	77,921	11,014	413	34	89,382	(36)	(47)	(78)	—	(161)	—	0.4	18.9	—	0.2
– personal	768	18	5	—	791	—	(2)	(2)	—	(4)	—	11.1	40.0	—	0.5
– corporate and commercial	67,596	10,064	408	34	78,102	(35)	(44)	(74)	—	(153)	0.1	0.4	18.1	—	0.2
– financial	9,557	932	—	—	10,489	(1)	(1)	(2)	—	(4)	—	0.1	—	—	—
At 1 Jan 2018	2,062,685	111,059	15,464	1,061	2,190,269	(1,516)	(2,439)	(5,820)	(242)	(10,017)	0.1	2.2	37.6	22.8	0.5

Stage 2 days past due analysis at 1 January 2018
	Gross carrying amount			Allowance for ECL			ECL coverage %
	Stage 2	Of which:	Of which:	Stage 2	Of which:	Of which:	Stage 2	Of which:	Of which:
		1 to 29 DPD[6]	30 and > DPD[6]		1 to 29 DPD[6]	30 and > DPD[6]		1 to 29 DPD[6]	30 and > DPD[6]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	72,658	2,393	2,447	(2,201)	(261)	(261)	3.0	10.9	10.7
– personal	16,354	1,683	1,428	(1,156)	(218)	(230)	7.1	13.0	16.1
– corporate and commercial	53,262	684	977	(1,037)	(42)	(31)	1.9	6.1	3.2
– non-bank financial institutions	3,042	26	42	(8)	(1)	—	0.3	3.8	—
Loans and advances to banks at amortised cost	1,540	7	66	(4)	(2)	—	0.3	28.6	—
Other financial assets measured at amortised cost	1,517	133	46	(4)	—	(1)	0.3	—	2.2
For footnotes, see page 74.
Measurement uncertainty and sensitivity analysis of ECL
The recognition and measurement of expected credit losses (‘ECL’) is highly complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9.
Methodology
For most portfolios, HSBC has adopted the use of three economic scenarios, representative of our view of forecast economic conditions, sufficient to calculate unbiased ECL. They represent a ‘most likely outcome’ (the Central scenario) and two, less likely, ‘outer’ scenarios, referred to as the ‘Upside’ and ‘Downside’ scenarios. Each outer scenario is consistent with a probability of 10%, while the Central scenario is assigned the remaining 80%. This weighting scheme is deemed appropriate for the computation of unbiased ECL. Key scenario assumptions are set using the average of forecasts from external economists, helping to ensure the IFRS 9 scenarios are unbiased and maximise the use of independent information.
For the Central scenario, HSBC sets key assumptions – such as GDP growth, inflation, unemployment and policy interest rates – using either the average of external forecasts (commonly referred to as consensus forecasts) for most economies or market prices. An external provider’s global macro model, conditioned to follow the consensus forecasts, projects the other paths required as inputs to credit models. This external provider model is subject to HSBC’s risk governance framework, with oversight by a specialist internal unit.
The Upside and Downside scenarios are designed to be cyclical, in that GDP growth, inflation and unemployment usually revert back to the Central scenario after the first three years for major economies. We determine the maximum divergence of GDP growth from the Central scenario using the 10th and the 90th percentile of the entire distribution of forecast outcomes for major economies. Using externally available forecast distributions helps ensure independence in scenario construction. While key economic variables are set with reference to external distributional

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forecasts, we also align the overall narrative of the scenarios to the macroeconomic risks described in HSBC‘s top and emerging risks. This ensures that scenarios remain consistent with the more qualitative assessment of risks captured in top and emerging risks. We project additional variable paths using the external provider’s global macro model.
The Central, Upside and Downside scenarios, selected with reference to external forecast distributions using the above approach, are termed the ‘Consensus Economic Scenarios’.
To generate the three scenarios, the following are applied:

•
Economic risk assessment – We develop a shortlist of the upside and downside economic and political risks most relevant to HSBC and the IFRS 9 measurement objective. These include local and global economic and political risks which together affect economies that materially matter to HSBC, namely the UK, eurozone, Hong Kong, China and the US. We compile this list by monitoring developments in the global economy, by reference to HSBC's top and emerging risks, and by consulting external and internal subject matter experts.

•
Scenario generation – For the Central scenario, we obtain a pre-defined set of economic forecasts from the average taken from the consensus forecast survey of professional forecasters. Paths for the two outer scenarios are benchmarked to the Central scenario and reflect the economic risk assessment. Scenario probabilities reflect management judgement and are informed by data analysis of past recessions, transitions in and out of recession, and the current economic outlook. The key assumptions made, and the accompanying paths, represent our ‘best estimate’ of a scenario at a specified probability. Suitable narratives are developed for the Central scenario and the paths of the two outer scenarios.

•
Variable enrichment – We expand each scenario through enrichment of variables. This includes the production of more than 400 variables that are required to calculate ECL. The external provider expands these scenarios by using as inputs the agreed scenario narratives and the variables aligned to these narratives. Scenarios, once expanded, continue to be benchmarked to the latest events and information. Late- breaking events could lead to the revision of scenarios to reflect management judgement.

The Upside and Downside scenarios are generated at year-end and are only updated during the year if economic conditions change significantly. The Central scenario is generated every quarter. In quarters where only the Central scenario is updated, Wholesale outer scenarios are adjusted such that the relationship between the Central scenario and outer scenarios in the quarter is consistent with that observed at the last full scenario generation. In Retail, three scenarios are run annually to establish the effect of non-linearity for each portfolio. This effect is then applied in each quarter with the understanding that the non-linearity of response to economic conditions should not change, unless a significant change in economic conditions occurs.
HSBC recognises that the Consensus Economic Scenario approach, using three scenarios, will be insufficient in certain economic environments. Additional analysis may be requested at management’s discretion, including the production of extra scenarios. We anticipate there will be only limited instances when the standard approach will not apply. But we had occasion to invoke this additional step at 1 January 2018, due to the specific uncertainties facing the UK economy, resulting in the recognition of additional ECL, a ‘management overlay’ for economic uncertainty. At 30 June 2018, the UK economy continued to face similar levels of uncertainty and, accordingly, the management overlay has been retained. Details on the management overlay are on page 52.
Central scenario
HSBC’s Central scenario is characterised by steady growth over the forecast period 2018–2023. Global GDP growth is expected to be 3% on average over the period which is marginally higher than the average growth rate over 2011–2016. GDP growth rate is forecast at 3.2% in 2018 and 3.1% in 2019. The elevated growth rates through 2018–19 are considered temporary in nature, and global growth reverts to a trend rate of 2.9% by the third year of the five-year projection. Across the key markets, we note that:

•
Expected average rates of growth over the 2018–2023 period are lower than those experienced in the recent past for the UK, China, Canada and the UAE. For the UK, this forecast reflects current views on the UK’s exit from the EU, while for China, this suggests rebalancing at a pace in line with expectations.

•
The US, Hong Kong and Mexico are expected to display similar average rates of GDP growth over the forecast period to recent historical experience. Above-trend growth is expected in the US and Hong Kong in 2018, supported by cyclical factors.

•
French GDP forecasts are stronger for the forecast period compared with recent history. Supportive factors include the recent cyclical upswing, longer-term expectations of reform and eurozone recovery.

Inflation is expected to be higher in 2018 across most of our key markets compared with 2017, but is expected to converge back towards central bank targets with varying speed over the projection period. As a consequence, US and eurozone central banks are expected to raise rates very gradually. Similarly, in the UK, the Bank of England is expected to raise interest rates slowly. Policy interest rates in advanced economies are expected to remain below their historical long-term averages over the five-year forecast horizon.
Unemployment rates displayed considerable positive cyclical momentum in 2017 across our key markets and such momentum is expected to continue to underpin labour market performance in the forecast period. Central scenario forecasts of the unemployment rate are stable and, for some markets, at historical lows.
Stabilisation of oil prices in 2017, helped by the Organization of Petroleum Exporting Countries‘ output cuts and a fall in inventory, has enabled a stronger price outlook to develop. Despite this, Central scenario oil price forecasts remain range-bound between $60–$62 per barrel over the forecast period.

Central scenario (average 3Q18–2Q23)
	UK	France	Hong Kong	Mainland China	UAE	US	Canada	Mexico
GDP growth rate (%)	1.7	1.6	2.7	6.0	3.3	2.1	1.8	2.5
Inflation (%)	2.1	1.6	2.4	2.5	2.9	2.0	1.9	3.6
Unemployment (%)	4.8	7.7	3.2	4.0	4.2	4.0	6.1	3.8
House price growth (%)	2.9	2.8	4.1	5.6	3.9	3.4	3.1	5.7

Upside scenario
Globally, real GDP growth rises in the first two years of the Upside scenario before converging to the Central scenario. Improved confidence, accommodative monetary policy, fiscal expansion across major economies, including tax reform in the US, and diminished political risk are the key themes that support the Upside scenario.

54	HSBC Holdings plc

Upside scenario (average 2018-2022)
	UK	France	Hong Kong	Mainland China	UAE	US	Canada	Mexico
GDP growth rate (%)	2.5	1.9	2.8	6.0	4.0	2.7	2.2	3.2
Inflation (%)	2.5	1.8	2.9	2.7	3.3	2.4	2.2	3.9
Unemployment (%)	4.8	8.3	3.2	3.7	3.6	4.1	6.1	3.6
House price growth (%)	4.0	4.6	4.0	6.9	7.7	4.9	4.3	6.8
The Upside scenario was generated for the adoption of IFRS 9 on 1 Jan 2018
Downside scenario
Globally, real GDP growth declines for two years in the Downside scenario before recovering to the Central scenario. House price growth either stalls or contracts, and equity markets correct abruptly. The global slowdown in demand drives commodity prices lower and inflation falls. Central banks remain accommodative. This is consistent with the risk themes of rising protectionism, central bank policy uncertainty, mainland China choosing to rebalance at a faster pace, and an absence of fiscal support.

Downside scenario (average 2018-2022)
	UK	France	Hong Kong	Mainland China	UAE	US	Canada	Mexico
GDP growth rate (%)	1.2	1.1	2.0	5.5	3.0	1.3	1.6	2.1
Inflation (%)	1.8	1.2	2.2	2.0	2.6	1.8	1.9	3.1
Unemployment (%)	5.6	9.0	3.8	4.2	4.6	5.1	6.7	4.5
House price growth (%)	0.9	0.8	1.7	3.0	4.5	1.1	0.6	5.4
The Downside scenario was generated for the adoption of IFRS 9 on 1 Jan 2018
How economic scenarios are reflected in the wholesale calculation of ECL
HSBC has developed a globally consistent methodology for the application of forward economic guidance (‘FEG’) in the calculation of ECL. This involves the incorporation of FEG into the estimation of the term structure of probability of default (‘PD’) and loss given default (‘LGD’). For PDs, we consider the correlation of FEG to default rates for a particular industry in a country. For LGD calculations, we consider the correlation of FEG to collateral values and realisation rates for a particular country and industry. PDs and LGDs are estimated for the entire term structure of each instrument.
For stage 3 impaired loans, LGD estimates take into account independent recovery valuations provided by external consultants where available, or internal forecasts corresponding to anticipated economic conditions and individual company conditions. In estimating the ECL on impaired loans that are considered individually not to be significant, HSBC incorporates FEG via the application of a scalar. The scalar reflects the ratio of the probability-weighted outcome to the Central scenario outcome for non-stage 3 populations.
How economic scenarios are reflected in the retail calculation of ECL
The impact of FEG on PD is modelled at a portfolio level. Historical relationships between observed default rates and macroeconomic variables are integrated into ECL by using economic response models. The impact of FEG on PD is modelled over a period equal to the remaining maturity of underlying asset(s). The impact on LGD is modelled for mortgage portfolios by forecasting future loan-to-value (‘LTV’) profiles for the remaining maturity of the asset, by using national-level forecasts of the house price index (‘HPI’) and applying the corresponding LGD expectation.
Effect of multiple economic scenarios on ECL
The ECL recognised in the financial statements reflect the effect on expected credit losses of a range of possible outcomes, calculated on a probability-weighted basis, based on the economic scenarios described above, including management overlays where required. The probability-weighted amount is typically a higher number than would result from using only the Central (most likely) economic scenario. Expected losses typically have a non-linear relationship to the many factors which influence credit losses, such that more favourable macroeconomic factors do not reduce defaults as much as less favourable macroeconomic factors increase defaults. The probability-weighted ECL are 3% higher than the ECL prepared using only Central scenario assumptions, reflecting the relatively stable and benign economic outlook across most markets.
UK economic uncertainty
A management overlay of $245m has been included in the 30 June 2018 ECL, adding to the result from the consensus economic scenarios; $150m of this relates to Wholesale, and $95m to Retail, to address the current economic uncertainty in the UK. This overlay was raised at transition on 1 January 2018 and reflected management’s judgement that the consensus economic scenarios did not fully reflect the high degree of uncertainty in estimating the distribution of ECL for UK portfolios. Management considers that the overlay remains appropriate at 30 June 2018. At transition, in arriving at the overlay, the following risks were considered and alternative scenarios modelled to understand potential impacts:

•
Alternative scenario (a) – While the Central scenario reflects current consensus forecasts, there is the potential for large forecast revisions in the coming quarters, as economic and political events unfold. The consensus Downside scenario was modelled as an alternative to the consensus Central scenario to understand the impact of a significant downward shift in consensus forecasts.

•
Alternative scenario (b) – Management modelled a further downside scenario of similar severity to (but of longer duration than) the consensus Downside scenario, to reflect the risk that in a downside scenario there may be a longer-term impact on growth than that currently envisaged.

•
Alternative scenario (c) – Finally, management modelled an alternative, severe downside scenario reflecting a deeper cyclical shock, resulting in a steep depreciation in sterling and an increase in inflation, with an associated monetary policy response.

The following table compares the core macroeconomic variables under the consensus Central and Upside scenarios, shown as five- year averages, to the most severe assumptions relating to the consensus and alternative scenarios:

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UK
	GDP growth %	Unemployment level %
Consensus upside (five-year average)	2.5	4.8
Consensus central (five-year average)	1.8	5.2
Consensus downside (central under Alternative (a)) (most severe value)	0.1	6.3
Alternative (b) (most severe value)	(1)	7.2
Alternative (c) (most severe value)	(2.4)	8.9
These scenarios were generated for the adoption of IFRS 9 on 1 Jan 2018
The management overlay adjusts the ECL calculated on the UK consensus economic scenarios to reflect the alternative scenarios described above, within the 10:80:10 weighting scheme, as follows: half the impact of Alternative scenario (a) is included, in effect giving equal weighting within the central band to consensus Central and consensus Downside assumptions. For the downside, the overlay has the effect of replacing the consensus Downside with Alternative scenario (b) but including a small risk of Alternative scenario (c).
Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers
The disclosure below provides a reconciliation of the Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees. The reconciliation excludes the movement in other financial assets measured at amortised cost and debt instruments measured at FVOCI. The 30 June 2018 gross carrying amount and allowance for ECL for these financial instruments is presented in the ‘summary of financial instruments to which the impairment requirements in IFRS 9 are applied’ disclosure on page 51.
The change in ECL and other credit impairment charges recognised in the income statement of $407m includes $501m presented in the reconciliation below and a net release of $94m for other financial assets measured at amortised cost and debt instruments measured at FVOCI.
The transfers of financial instruments represents the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. The net remeasurement of ECL arising from stage transfers represents the increase in ECL due to these transfers. Net new lending comprises new originations, assets derecognised, further lending and repayments. The ECL impacts of changes to risk parameters is estimated at $0.2bn (release) for stage 1, $0.2bn (charge) for stage 2 and $1.0bn (charge) for stage 3.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
	Non credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2018	1,506,500	(1,488)	109,542	(2,435)	15,309	(5,738)	1,054	(242)	1,632,405	(9,903)
Transfers of financial instruments:	(2,401)	(430)	(408)	635	2,809	(205)	—	—	—	—
– transfers from Stage 1 to Stage 2	(41,853)	120	41,853	(120)	—	—	—	—	—	—
– transfers from Stage 2 to Stage 1	40,963	(537)	(40,963)	537	—	—	—	—	—	—
– transfers to Stage 3	(1,730)	18	(2,126)	263	3,856	(281)	—	—	—	—
– transfers from Stage 3	219	(31)	828	(45)	(1,047)	76	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	360	—	(347)	—	(36)	—	—	—	(23)
Net new lending and changes to risk parameters	94,406	13	(11,384)	(155)	(1,000)	(614)	(526)	17	81,496	(739)
Changes to models used for ECL calculation	—	—	—	—	—	—	—	—	—	—
Assets written off	—	—	—	—	(1,154)	1,133	(1)	1	(1,155)	1,134
Foreign exchange and other	(30,700)	83	(1,273)	99	(355)	(23)	(183)	98	(32,511)	257
At 30 Jun 2018	1,567,805	(1,462)	96,477	(2,203)	15,609	(5,483)	344	(126)	1,680,235	(9,274)
ECL income statement (charge)/release for the period		373		(502)		(650)		17		(762)
Recoveries										261
Total ECL income statement charge for the period										(501)

Credit quality of financial instruments
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point in time assessment of the probability of default of financial instruments, whereas IFRS 9 stages 1 and 2 are determined based on relative deterioration of credit quality since initial recognition. Accordingly, for non-credit impaired financial instruments there is no direct relationship between the credit quality assessment and IFRS 9 stages 1 and 2, though typically the lower credit quality bands exhibit a higher proportion in stage 2.

56	HSBC Holdings plc

Quality classification definitions
•
‘Strong’ exposures demonstrate a strong capacity to meet financial commitments, with negligible or low probability of default.
•
‘Good’ exposures demonstrate a good capacity to meet financial commitments, with low default risk.
•
‘Satisfactory’ exposures require closer monitoring and demonstrate an average to fair capacity to meet financial commitments, with moderate default risk.
•
‘Sub-standard’ exposures require varying degrees of special attention and default risk is of greater concern.
•
‘Credit-impaired’ exposures have been assessed as impaired.

The five credit quality classifications defined above each encompass a range of granular internal credit rating grades assigned to wholesale and retail lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the table below. Under IAS 39 retail lending credit quality was disclosed based on expected-loss percentages. Under IFRS 9 retail lending credit quality is now disclosed based on a 12-month probability-weighted ‘PD’. The credit quality classifications for wholesale lending are unchanged and are based on internal credit risk ratings.

Credit quality classification
	Debt securities and other bills	Wholesale lending		Retail lending
	External credit rating	Internal credit rating	12-month Basel probability of default %	Internal credit rating	12-month probability- weighted PD %
Quality classification
Strong	A- and above	CRR1 to CRR2	0.000–0.169	Band 1 and 2	0.000–0.500
Good	BBB+ to BBB-	CRR3	0.170–0.740	Band 3	0.501–1.500
Satisfactory	BB+ to B and unrated	CRR4 to CRR5	0.741–4.914	Band 4 and 5	1.501–20.000
Sub-standard	B- to C	CRR6 to CRR8	4.915–99.999	Band 6	20.001–99.999
Credit-impaired	Default	CRR9 to CRR10	100.000	Band 7	100.000

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
		Gross carrying/notional amount						Allowance for ECL	Net
		Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	Footnote	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost		476,789	247,732	225,242	17,939	14,476	982,178	(8,735)	973,443
– stage 1		473,248	232,695	187,698	5,230	—	898,871	(1,284)	897,587
– stage 2		3,541	15,037	37,514	12,683	—	68,775	(2,005)	66,770
– stage 3		—	—	—	—	14,218	14,218	(5,320)	8,898
– POCI		—	—	30	26	258	314	(126)	188
Loans and advances to banks at amortised cost		71,844	8,350	3,701	28	16	83,939	(15)	83,924
– stage 1		71,791	8,188	3,596	13	—	83,588	(11)	83,577
– stage 2		53	162	105	15	—	335	(2)	333
– stage 3		—	—	—	—	16	16	(2)	14
– POCI		—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost		561,643	28,126	23,026	254	80	613,129	(56)	613,073
– stage 1		561,611	27,737	22,080	96	—	611,524	(27)	611,497
– stage 2		32	389	946	158	—	1,525	(4)	1,521
– stage 3		—	—	—	—	79	79	(25)	54
– POCI		—	—	—	—	1	1	—	1
Loan and other credit-related commitments		302,478	141,520	73,771	4,622	624	523,015	(319)	522,696
– stage 1		300,681	137,817	64,643	1,019	—	504,160	(119)	504,041
– stage 2		1,797	3,703	9,128	3,603	—	18,231	(134)	18,097
– stage 3		—	—	—	—	613	613	(66)	547
– POCI		—	—	—	—	11	11	—	11
Financial guarantees and similar contracts		35,579	30,601	21,773	2,369	781	91,103	(205)	90,898
– stage 1		35,067	28,271	17,319	529	—	81,186	(48)	81,138
– stage 2		512	2,330	4,454	1,840	—	9,136	(62)	9,074
– stage 3		—	—	—	—	762	762	(95)	667
– POCI		—	—	—	—	19	19	—	19
At 30 Jun 2018		1,448,333	456,329	347,513	25,212	15,977	2,293,364	(9,330)	2,284,034

Debt instruments at FVOCI	7
Stage 1		296,478	13,483	9,572	2,401	—	321,934	(34)	321,900
Stage 2		110	297	105	832	—	1,344	(107)	1,237
Stage 3		—	—	—	—	51	51	(11)	40
POCI		—	—	—	—	22	22	—	22
At 30 Jun 2018		296,588	13,780	9,677	3,233	73	323,351	(152)	323,199
For footnote, see page 74.

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Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation (continued)
		Gross carrying/notional amount
		Strong	Good	Satisfactory	Sub-standard	Credit- impaired	Total	Allowance for ECL	Net
	Footnote	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost		479,067	227,146	220,089	17,922	14,856	959,080	(9,343)	949,737
– stage 1		475,881	211,084	180,002	4,599	—	871,566	(1,309)	870,257
– stage 2		3,186	16,062	40,087	13,323	—	72,658	(2,201)	70,457
– stage 3		—	—	—	—	13,882	13,882	(5,591)	8,291
– POCI		—	—	—	—	974	974	(242)	732
Loans and advances to banks at amortised cost		70,959	7,692	3,890	26	15	82,582	(23)	82,559
– stage 1		70,024	7,351	3,642	10	—	81,027	(17)	81,010
– stage 2		935	341	248	16	—	1,540	(4)	1,536
– stage 3		—	—	—	—	15	15	(2)	13
– POCI		—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost		469,898	47,347	39,595	862	162	557,864	(114)	557,750
– stage 1		469,691	47,019	38,929	546	—	556,185	(28)	556,157
– stage 2		207	328	666	316	—	1,517	(4)	1,513
– stage 3		—	—	—	—	155	155	(82)	73
– POCI		—	—	—	—	7	7	—	7
Loan and other credit-related commitments		297,683	121,508	74,694	6,431	1,045	501,361	(376)	500,985
– stage 1		294,958	115,008	64,429	1,591	—	475,986	(126)	475,860
– stage 2		2,725	6,500	10,265	4,840	—	24,330	(183)	24,147
– stage 3		—	—	—	—	999	999	(67)	932
– POCI		—	—	—	—	46	46	—	46
Financial guarantees and similar contracts		35,537	27,084	23,366	2,948	447	89,382	(161)	89,221
– stage 1		33,558	25,009	18,095	1,259	—	77,921	(36)	77,885
– stage 2		1,979	2,075	5,271	1,689	—	11,014	(47)	10,967
– stage 3		—	—	—	—	413	413	(78)	335
– POCI		—	—	—	—	34	34	—	34
At 1 Jan 2018		1,353,144	430,777	361,634	28,189	16,525	2,190,269	(10,017)	2,180,252

Debt instruments at FVOCI	7
Stage 1		297,753	6,678	12,941	2,450	—	319,822	(28)	319,794
Stage 2		208	108	147	1,826	—	2,289	(142)	2,147
Stage 3		—	—	—	—	584	584	(14)	570
POCI		—	—	—	—	—	—	—	—
At 1 Jan 2018		297,961	6,786	13,088	4,276	584	322,695	(184)	322,511
For footnote, see page 74.
Renegotiated loans and forbearance
The following table shows the gross carrying amounts of the Group’s holdings of renegotiated loans and advances to customers by industry sector and by stages. Wholesale renegotiated loans are classified as stage 3 until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, observed over a minimum one-year period, and there are no other indicators of impairment. Personal renegotiated loans are deemed to remain credit-impaired until repayment or derecognition.

Renegotiated loans and advances to customers at amortised cost by stage distribution
	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m
Gross carrying amount
Personal	—	—	2,280	—	2,280
– first lien residential mortgages	—	—	1,677	—	1,677
– other personal lending	—	—	603	—	603
Wholesale	1,096	1,335	4,499	219	7,149
– corporate and commercial	1,077	1,334	4,274	219	6,904
– non-bank financial institutions	19	1	225	—	245
At 30 Jun 2018	1,096	1,335	6,779	219	9,429
Allowance for ECL
Personal	—	—	(394)	—	(394)
– first lien residential mortgages	—	—	(198)	—	(198)
– other personal lending	—	—	(196)	—	(196)
Wholesale	(11)	(45)	(1,561)	(78)	(1,695)
– corporate and commercial	(11)	(45)	(1,399)	(78)	(1,533)
– non-bank financial institutions	—	—	(162)	—	(162)
At 30 Jun 2018	(11)	(45)	(1,955)	(78)	(2,089)

58	HSBC Holdings plc

Personal lending
This section provides further detail on the regions, countries and products driving the increase in personal loans and advances to customers, with the impact of foreign exchange separately identified. Additionally, Hong Kong and UK mortgage book LTV data is provided.
Further product granularity is also provided by stage, with geographical data presented for loans and advances to customers, loan and other credit-related commitments, and financial guarantee and similar contracts.
Total personal lending of $383bn has increased by $7.9bn from $375bn since the Group transitioned to IFRS 9 on 1 January 2018. This increase includes adverse foreign exchange movements of $7.9bn. Excluding foreign exchange movements, there was growth of $15.7bn primarily driven by Asia ($8.7bn) and Europe ($6.2bn). The allowance for ECL attributable to personal lending, excluding off-balance sheet commitments and guarantees, has decreased slightly from 1 January 2018 to $2.9bn from $3.0bn. This is primarily driven by favourable foreign exchange movements and the stable credit environment.
Excluding foreign exchange movements, the total personal lending increase is primarily driven by mortgage balances, which grew by $11bn. Mortgages in Asia grew by $6.2bn, notably in Hong Kong

($4.1bn) and to a lesser extent in Australia ($1.6bn), as a result of continued business growth initiatives and property market growth. In Europe, mortgages grew by $3.9bn, notably in the UK ($4.2bn), driven by stronger acquisition performance, including the expanded use of broker relationships.
The quality of both our Hong Kong and UK mortgage books remained high, with negligible defaults and impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 49%, compared with an estimated 36% for the overall mortgage portfolio. The average LTV ratio on new lending in the UK was 63%, compared with an estimated 49% for the overall mortgage portfolio. In 2018, we aligned our global approach in relation to LTV reporting; this resulted in Hong Kong and the UK changing from a simple average to a balance weighted average. These will no longer be comparable to previously reported amounts.
Excluding foreign exchange movement, other personal lending balances have increased by $4.7bn since 1 January 2018. Loans and overdrafts grew by $1.9bn in Hong Kong, and $2.6bn in the UK, Switzerland and France combined. Credit cards decreased by $0.7bn in Hong Kong and $0.4bn in the UK.

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	272,106	8,315	2,931	283,352	(38)	(77)	(457)	(572)
– of which:
interest only (including offset)	27,585	1,056	183	28,824	(3)	(16)	(59)	(78)
affordability (including US adjustable rate mortgages)	14,702	2,603	556	17,861	(2)	(3)	(4)	(9)
Other personal lending	89,803	8,204	1,568	99,575	(547)	(1,071)	(705)	(2,323)
– other	67,255	4,309	1,064	72,628	(228)	(387)	(440)	(1,055)
– credit cards	20,109	3,734	433	24,276	(315)	(669)	(248)	(1,232)
– second lien residential mortgages	1,046	120	66	1,232	(2)	(11)	(13)	(26)
– motor vehicle finance	1,393	41	5	1,439	(2)	(4)	(4)	(10)
At 30 Jun 2018	361,909	16,519	4,499	382,927	(585)	(1,148)	(1,162)	(2,895)
By geography
Europe	164,459	4,741	1,864	171,064	(165)	(299)	(442)	(906)
– of which: UK	135,921	3,439	1,247	140,607	(151)	(267)	(236)	(654)
Asia	150,290	5,689	710	156,689	(183)	(379)	(189)	(751)
– of which: Hong Kong	100,245	2,898	180	103,323	(68)	(237)	(39)	(344)
MENA	5,712	388	435	6,535	(75)	(104)	(273)	(452)
North America	36,261	4,687	1,208	42,156	(28)	(86)	(139)	(253)
Latin America	5,187	1,014	282	6,483	(134)	(280)	(119)	(533)
At 30 Jun 2018	361,909	16,519	4,499	382,927	(585)	(1,148)	(1,162)	(2,895)

Total personal lending for loans and other credit-related commitments and financial guarantee and similar contracts by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	54,665	475	56	55,196	(7)	—	(2)	(9)
– of which: UK	52,526	292	48	52,866	(4)	—	—	(4)
Asia	126,239	951	2	127,192	—	—	—	—
– of which: Hong Kong	96,329	413	—	96,742	—	—	—	—
MENA	3,524	68	59	3,651	(1)	—	—	(1)
North America	14,310	294	116	14,720	(1)	—	—	(1)
Latin America	4,006	86	6	4,098	(1)	—	—	(1)
At 30 Jun 2018	202,744	1,874	239	204,857	(10)	—	(2)	(12)

HSBC Holdings plc	59

Risk

Wholesale lending
This sections provides further detail on the regions, countries and products driving the increase in wholesale loans and advances to customers and banks, with the impact of foreign exchange separately identified. Additional product granularity is also provided by stage with geographical data presented for loans and advances to customers and banks, loan and other credit-related commitments and financial guarantees and similar contracts.
Total wholesale lending of $683bn has increased by $16.6bn from $667bn since the Group transitioned to IFRS 9 on 1 January 2018; this increase includes adverse foreign exchange movements of

$13bn. Excluding foreign exchange movements, the total wholesale lending growth was driven by a $29bn increase in corporate and commercial balances. The primary driver of this increase was Asia ($20.3bn), most notably in Hong Kong ($13bn),
Singapore ($2.2bn) and India ($1.7bn). Other notable increases were observed in the UK ($4.4bn), the UAE ($2.3bn) and Canada ($1.3bn). The allowance for ECL attributable to wholesale lending, excluding off-balance sheet commitments and guarantees of $5.8bn, has decreased from $6.3bn on 1 January 2018. This is primarily driven by releases related to the Group’s oil and gas sector and by favourable foreign exchange movements.

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	480,550	48,673	9,445	314	538,982	(655)	(812)	(3,968)	(126)	(5,561)
– agriculture, forestry and fishing	5,501	1,141	259	15	6,916	(12)	(31)	(109)	(2)	(154)
– mining and quarrying	10,489	2,144	679	2	13,314	(23)	(85)	(175)	(2)	(285)
– manufacture	91,272	9,407	1,878	103	102,660	(124)	(150)	(1,001)	(37)	(1,312)
– electricity, gas, steam and air-conditioning supply	14,051	1,765	122	59	15,997	(15)	(50)	(17)	(33)	(115)
– water supply, sewerage, waste management and remediation	3,111	145	238	—	3,494	(4)	(7)	(15)	—	(26)
– construction	14,136	1,370	1,013	37	16,556	(27)	(17)	(501)	(36)	(581)
– wholesale and retail trade, repair of motor vehicles and motorcycles	84,947	13,227	1,871	42	100,087	(94)	(106)	(873)	(12)	(1,085)
– transportation and storage	24,592	1,671	421	41	26,725	(34)	(49)	(87)	(1)	(171)
– accommodation and food	18,076	2,347	316	4	20,743	(41)	(50)	(86)	(2)	(179)
– publishing, audiovisual and broadcasting	18,711	1,260	224	1	20,196	(47)	(15)	(63)	—	(125)
– real estate	113,056	7,089	1,102	3	121,250	(85)	(66)	(535)	—	(686)
– professional, scientific and technical activities	23,020	1,650	308	—	24,978	(30)	(28)	(104)	—	(162)
– administrative and support services	22,497	2,107	456	3	25,063	(31)	(44)	(146)	(1)	(222)
– public administration and defence, compulsory social security	1,108	227	8	—	1,343	—	(2)	(5)	—	(7)
– education	1,693	240	18	—	1,951	(7)	(6)	(7)	—	(20)
– health and care	5,306	630	157	3	6,096	(10)	(18)	(60)	—	(88)
– arts, entertainment and recreation	4,794	777	62	—	5,633	(10)	(11)	(33)	—	(54)
– other services	14,315	623	274	1	15,213	(56)	(55)	(148)	—	(259)
– activities of households	151	648	—	—	799	—	—	—	—	—
– extra-territorial organisations and bodies activities	907	4	39	—	950	—	—	(3)	—	(3)
– government	7,942	121	—	—	8,063	(5)	(1)	—	—	(6)
– asset-backed securities	875	80	—	—	955	—	(21)	—	—	(21)
Non-bank financial institutions	56,412	3,583	274	—	60,269	(44)	(45)	(190)	—	(279)
Loans and advances to banks	83,588	335	16	—	83,939	(11)	(2)	(2)	—	(15)
At 30 Jun 2018	620,550	52,591	9,735	314	683,190	(710)	(859)	(4,160)	(126)	(5,855)
By geography
Europe	195,378	19,734	5,338	106	220,556	(381)	(531)	(1,902)	(49)	(2,863)
– of which: UK	137,939	15,627	3,896	15	157,477	(307)	(470)	(1,213)	(2)	(1,992)
Asia	326,286	19,312	1,721	100	347,419	(163)	(99)	(957)	(27)	(1,246)
– of which: Hong Kong	194,677	12,515	847	70	208,109	(80)	(58)	(402)	(26)	(566)
MENA	25,302	4,007	1,740	56	31,105	(56)	(93)	(1,000)	(45)	(1,194)
North America	56,722	8,894	656	—	66,272	(35)	(114)	(148)	—	(297)
Latin America	16,862	644	280	52	17,838	(75)	(22)	(153)	(5)	(255)
At 30 Jun 2018	620,550	52,591	9,735	314	683,190	(710)	(859)	(4,160)	(126)	(5,855)

60	HSBC Holdings plc

Total wholesale lending for loans and other credit-related commitments and financial guarantee and similar contracts by stage distribution
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	310,300	24,243	1,130	30	335,703	(144)	(196)	(159)	—	(499)
Financial	72,302	1,250	6	—	73,558	(13)	—	—	—	(13)
At 30 Jun 2018	382,602	25,493	1,136	30	409,261	(157)	(196)	(159)	—	(512)
By geography
Europe	152,182	6,414	664	30	159,290	(80)	(64)	(97)	—	(241)
– of which: UK	88,193	2,268	451	5	90,917	(50)	(50)	(75)	—	(175)
Asia	89,072	5,706	185	—	94,963	(42)	(16)	(26)	—	(84)
– of which: Hong Kong	35,312	2,518	169	—	37,999	(10)	(6)	(23)	—	(39)
MENA	16,602	2,917	197	—	19,716	(15)	(24)	(31)	—	(70)
North America	120,514	10,316	89	—	130,919	(15)	(92)	(4)	—	(111)
Latin America	4,232	140	1	—	4,373	(5)	—	(1)	—	(6)
At 30 Jun 2018	382,602	25,493	1,136	30	409,261	(157)	(196)	(159)	—	(512)

HSBC Holdings plc	61

Risk

Supplementary information
The disclosure below presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in

IFRS 9 are applied by global business and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	898,871	68,775	14,218	314	982,178	(1,284)	(2,005)	(5,320)	(126)	(8,735)
– RBWM	326,386	22,104	5,534	—	354,024	(577)	(1,151)	(1,184)	—	(2,912)
– CMB	299,854	27,408	6,252	254	333,768	(500)	(614)	(3,223)	(121)	(4,458)
– GB&M	233,956	15,371	1,895	59	251,281	(191)	(199)	(837)	(5)	(1,232)
– GPB	36,718	3,772	509	1	41,000	(13)	(10)	(76)	—	(99)
– Corporate Centre	1,957	120	28	—	2,105	(3)	(31)	—	—	(34)
Loans and advances to banks at amortised cost	83,588	335	16	—	83,939	(11)	(2)	(2)	—	(15)
– RBWM	6,197	23	9	—	6,229	—	—	—	—	—
– CMB	1,888	3	—	—	1,891	(1)	—	—	—	(1)
– GB&M	20,987	261	4	—	21,252	(8)	(2)	(1)	—	(11)
– GPB	120	—	—	—	120	—	—	—	—	—
– Corporate Centre	54,396	48	3	—	54,447	(2)	—	(1)	—	(3)
Other financial assets measured at amortised cost	611,524	1,525	79	1	613,129	(27)	(4)	(25)	—	(56)
– RBWM	49,397	432	14	—	49,843	(12)	—	(1)	—	(13)
– CMB	17,701	623	45	1	18,370	(6)	(3)	(24)	—	(33)
– GB&M	280,074	445	15	—	280,534	(2)	(1)	—	—	(3)
– GPB	1,407	2	1	—	1,410	—	—	—	—	—
– Corporate Centre	262,945	23	4	—	262,972	(7)	—	—	—	(7)
Total gross carrying amount on balance sheet at 30 Jun 2018	1,593,983	70,635	14,313	315	1,679,246	(1,322)	(2,011)	(5,347)	(126)	(8,806)
Loans and other credit related commitments	504,160	18,231	613	11	523,015	(119)	(134)	(66)	—	(319)
– RBWM	176,526	2,028	264	—	178,818	(11)	(7)	(8)	—	(26)
– CMB	73,961	6,377	147	11	80,496	(57)	(47)	(28)	—	(132)
– GB&M	203,285	8,494	163	—	211,942	(50)	(79)	(19)	—	(148)
– GPB	30,118	1,212	2	—	31,332	—	—	—	—	—
– Corporate Centre	20,270	120	37	—	20,427	(1)	(1)	(11)	—	(13)
Financial guarantee and similar contracts	81,186	9,136	762	19	91,103	(48)	(62)	(95)	—	(205)
– RBWM	872	2	9	—	883	(2)	(3)	(5)	—	(10)
– CMB	25,366	4,589	487	19	30,461	(18)	(26)	(75)	—	(119)
– GB&M	52,252	4,516	162	—	56,930	(25)	(33)	(13)	—	(71)
– GPB	1,164	1	2	—	1,167	(2)	—	(2)	—	(4)
– Corporate Centre	1,532	28	102	—	1,662	(1)	—	—	—	(1)
Total nominal amount off balance sheet at 30 Jun 2018	585,346	27,367	1,375	30	614,118	(167)	(196)	(161)	—	(524)

RBWM	15,866	—	—	—	15,866	(5)	—	—	—	(5)
CMB	2,152	—	—	—	2,152	(2)	—	—	—	(2)
GB&M	3,214	—	—	—	3,214	(8)	—	—	—	(8)
GPB	—	—	—	—	—	—	—	—	—	—
Corporate Centre	299,734	904	54	16	300,708	(19)	(107)	(11)	—	(137)
Debt instruments measured at FVOCI at 30 Jun 2018	320,966	904	54	16	321,940	(34)	(107)	(11)	—	(152)

62	HSBC Holdings plc

Securitisation exposures and other structured products
The following table summarises the carrying amount of our asset-backed securities (‘ABSs’) exposure by categories of collateral. It includes assets held in the GB&M legacy credit portfolio with a carrying value of $6.8bn (31 December 2017: $9bn).

At 30 June 2018, the FVOCI reserve in respect of ABSs was a deficit of $205m (31 December 2017: deficit of $519m). For 2018, the impairment write-back in respect of ABSs was $107m (31 December 2017: $53m).

Carrying amount of HSBC’s consolidated holdings of ABSs
		Trading	Financial Investments at FVOCI	Held at amortised cost	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	Total	Of which held through consolidated structured entities
	Footnote	$m	$m	$m	$m	$m	$m
Mortgage-related assets		1,528	13,107	14,898	71	29,604	376
– sub-prime residential		17	729	—	16	762	117
– US Alt-A residential		—	199	3	—	202	116
– US Government agency and sponsored enterprises: MBSs	8	134	12,018	13,961	—	26,113	—
– UK buy-to-let residential		—	—	—	—	—	—
– other residential		1,092	24	889	—	2,005	12
– commercial property		285	137	45	55	522	131
Leveraged finance-related assets		336	133	—	323	792	264
Student loan-related assets		132	1,946	—	24	2,102	1,918
Auto finance related assets		222	—	3	—	225	—
Other assets		1,279	800	1	3	2,083	227
At 30 Jun 2018		3,497	15,986	14,902	421	34,806	2,785
For footnote, see page 74.
Selected 2017 credit risk disclosures
The disclosures below were included in our 2017 external reports and do not reflect the adoption of IFRS 9. As these tables are not directly comparable to the current 2018 credit risk tables, which are disclosed on an IFRS 9 basis, these 2017 disclosures have been shown below and not adjacent to 2018 tables.

Summary of credit risk
At 31 Dec 2017
$bn
At end of period
Maximum exposure to credit risk	3,030
– total assets subject to credit risk	2,306
– off-balance sheet commitments subject to credit risk	724
Gross loans and advances	1,060
– personal lending	376
– wholesale lending	684
Impaired loans	15
– personal lending	5
– wholesale lending	10

Impaired loans as a % of gross loans and advances	%
Personal lending	1.3
Wholesale lending	1.5
Total	1.5
$bn
Impairment allowances	7.5
– personal lending	1.7
– wholesale lending	5.8
Loans and advances net of impairment allowances	1,053

	Half-year to
	30 Jun 2017	31 Dec 2017
	$bn	$bn
Loan impairment charges	0.7	1.3
– personal lending	0.5	0.5
– wholesale lending	0.2	0.8
Other credit risk provisions	(0.1)	(0.1)
	0.6	1.2

HSBC Holdings plc	63

Risk

Distribution of total financial instruments exposed to credit risk by credit quality
	Neither past due nor impaired				Past due but not impaired	Impaired	Total gross amount	Impairment allowances	Total
	Strong	Good	Satisfactory	Sub-standard
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2017	1,635,086	336,212	293,685	23,084	8,716	16,341	2,313,124	(7,532)	2,305,592
	%	%	%	%	%	%	%
	70.7	14.5	12.7	1.0	0.4	0.7	100.0

Distribution of loans and advances held at amortised cost by credit quality
	Neither past due nor impaired				Past due but not impaired	Impaired	Total gross amount	Impairment allowances	Total
	Strong	Good	Satis-factory	Sub-standard
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2017	580,934	231,369	208,306	16,153	8,609	15,470	1,060,841	(7,484)	1,053,357
Loans and advances to customers	503,759	222,343	204,162	16,114	8,600	15,470	970,448	(7,484)	962,964
– personal	324,960	26,612	14,549	780	4,658	4,922	376,481	(1,719)	374,762
– corporate and commercial	140,382	176,745	176,661	14,784	3,422	10,254	522,248	(5,494)	516,754
– non-bank financial institutions	38,417	18,986	12,952	550	520	294	71,719	(271)	71,448
Loans and advances to banks	77,175	9,026	4,144	39	9	—	90,393	—	90,393

Impaired loans by industry sector and geographical region
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Non-renegotiated impaired loans	4,551	1,645	870	1,180	452	8,698
– personal	1,648	475	227	665	280	3,295
– corporate and commercial	2,895	1,146	639	508	172	5,360
– financial	8	24	4	7	—	43
Renegotiated impaired loans	3,491	604	1,079	1,426	172	6,772
– personal	381	125	120	958	43	1,627
– corporate and commercial	2,926	478	895	466	129	4,894
– financial	184	1	64	2	—	251
At 31 Dec 2017	8,042	2,249	1,949	2,606	624	15,470
Impaired loans % of total gross loans and advances	2.0%	0.5%	5.4%	2.2%	2.6%	1.5%

Renegotiated loans and advances to customers by industry sector
	First lien residential mortgages	Other personal lending	Corporate and commercial	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m
Neither past due nor impaired	476	268	2,082	257	3,083
Past due but not impaired	58	49	120	—	227
Impaired	1,329	298	4,894	251	6,772
At 31 Dec 2017	1,863	615	7,096	508	10,082
Impairment allowances on renegotiated loans	165	127	1,584	151	2,027

Renegotiated loans and advances to customers by geographical region
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
At 31 Dec 2017	5,667	921	1,622	1,604	268	10,082

64	HSBC Holdings plc

Loan impairment

Loan impairment charge to the income statement by industry sector
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Personal	103	143	53	8	240	547
– first lien residential mortgages	26	4	—	(11)	(18)	1
– other personal	77	139	53	19	258	546
Corporate and commercial	(69)	286	47	(102)	21	183
– manufacturing and international trade and services	65	231	34	(18)	8	320
– commercial real estate and other property-related	(92)	33	23	3	1	(32)
– other commercial	(42)	22	(10)	(87)	12	(105)
Financial	10	18	20	1	—	49
Total loan impairment charge for the half-year to 30 Jun 2017	44	447	120	(93)	261	779

Personal	37	100	39	24	212	412
– first lien residential mortgages	(20)	(5)	5	11	(9)	(18)
– other personal	57	105	34	13	221	430
Corporate and commercial	688	12	36	(61)	69	744
– manufacturing and international trade and services	249	5	61	36	51	402
– commercial real estate and other property-related	292	(12)	(27)	6	(1)	258
– other commercial	147	19	2	(103)	19	84
Financial	56	(1)	2	—	—	57
Total loan impairment charge for the half-year to 31 Dec 2017	781	111	77	(37)	281	1,213

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region
	Europe	Asia	MENA	North America	Latin America	Total
	%	%	%	%	%	%
Half-year to 30 Jun 2017
New allowances net of allowance releases	0.11	0.26	0.91	(0.10)	3.30	0.25
Recoveries	(0.08)	(0.03)	(0.09)	(0.07)	(0.46)	(0.07)
Total charge for impairment losses	0.03	0.23	0.82	(0.17)	2.84	0.18
Amount written off net of recoveries	0.27	0.12	0.82	0.20	2.32	0.26

Half-year to 31 Dec 2017
New allowances net of allowance releases	0.55	0.09	0.68	—	3.28	0.34
Recoveries	(0.11)	(0.03)	(0.18)	(0.07)	(0.38)	(0.08)
Total charge for impairment losses	0.44	0.06	0.50	(0.07)	2.90	0.26
Amount written off net of recoveries	0.21	0.15	1.88	0.35	2.64	0.31

Movement in impairment allowances on loans and advances to customers and banks
	Half-year to 30 Jun 2017
	Banks individually assessed	Customers
		Individually assessed	Collectively assessed	Total
	$m	$m	$m	$m
At the beginning of the period	—	4,932	2,918	7,850
Amounts written off	—	(648)	(756)	(1,404)
Recoveries of loans and advances previously written off	—	63	223	286
Charge to income statement	—	270	509	779
Exchange and other movements	2	109	(59)	52
At the end of the period	2	4,726	2,835	7,563
Impairment allowances as a % of loans and advances	—	0.5%	0.3%	0.8%

	Half-year to 31 Dec 2017
At the beginning of the period	2	4,726	2,835	7,563
Amounts written off	—	(820)	(949)	(1,769)
Recoveries of loans and advances previously written off	—	56	302	358
Charge to income statement	—	844	369	1,213
Exchange and other movements	(2)	154	(33)	119
At the end of the period	—	4,960	2,524	7,484
Impairment allowances as a % of loans and advances	—	0.5%	0.3%	0.8%

HSBC Holdings plc	65

Risk

Wholesale lending

Total wholesale lending for loans and advances to banks and customers[9]
	Gross Loans	Impairment Allowance
	$m	$m
Corporate and commercial	522,248	(5,494)
– agriculture, forestry and fishing	6,302	(122)
– mining and quarrying	10,911	(450)
– manufacture	115,531	(1,390)
– electricity, gas, steam and air-conditioning supply	17,397	(88)
– water supply, sewerage, waste management and remediation	2,806	(3)
– construction	15,443	(540)
– wholesale and retail trade, repair of motor vehicles and motorcycles	98,079	(1,361)
– transportation and storage	24,258	(131)
– accommodation and food	16,971	(138)
– publishing, audiovisual and broadcasting	18,405	(83)
– real estate	114,349	(638)
– professional, scientific and technical activities	18,094	(95)
– administrative and support services	19,960	(138)
– public administration and defence, compulsory social security	221	—
– education	1,490	(7)
– health and care	5,688	(34)
– arts, entertainment and recreation	3,003	(14)
– other services	20,354	(235)
– activities of households	—	—
– extra-territorial organisations and bodies activities	—	—
– government	11,728	(8)
– asset-backed securities	1,258	(19)
Non-bank financial institutions	71,719	(271)
Loans and advances to banks	90,393	—
At 31 Dec 2017	684,360	(5,765)
By geography
Europe	228,775	(2,469)
– of which: UK	163,393	(1,589)
Asia	332,680	(1,402)
– of which: Hong Kong	197,232	(639)
MENA	29,142	(1,131)
North America	76,661	(579)
Latin America	17,102	(184)
At 31 Dec 2017	684,360	(5,765)
For footnote, see page 74.
Personal lending

Total personal lending gross loans
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong	Total as a % of total gross loans
	$m	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	126,685	109,502	2,375	37,330	2,281	278,173	119,770	70,279	26.2
– of which:
interest only (including offset)	35,242	873	65	92	—	36,272	33,468	—	3.4
affordability (including US adjustable-rate mortgages)	409	3,111	—	13,742	—	17,262	—	3	1.6
Other personal lending	43,329	40,880	4,496	5,227	4,376	98,308	19,790	27,868	9.3
– other	32,995	29,400	2,663	2,919	2,205	70,182	10,039	19,977	6.7
– credit cards	10,235	11,435	1,531	1,037	1,642	25,880	9,751	7,891	2.4
– second lien residential mortgages	99	21	2	1,233	—	1,355	—	—	0.1
– motor vehicle finance	—	24	300	38	529	891	—	—	0.1
At 31 Dec 2017	170,014	150,382	6,871	42,557	6,657	376,481	139,560	98,147	35.5
For footnote, see page 74.

66	HSBC Holdings plc

Total personal lending impairment allowances
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	262	30	68	148	16	524	145	—
Other personal lending	341	237	259	60	298	1,195	257	86
– other	230	109	132	17	151	639	147	36
– credit cards	111	128	122	30	140	531	110	50
– second lien residential mortgages	—	—	—	13	—	13	—	—
– motor vehicle finance	—	—	5	—	7	12	—	—
At 31 Dec 2017	603	267	327	208	314	1,719	402	86
Impairment allowances % of impaired loans	29.7%	44.5%	94.2%	12.8%	97.2%	34.9%	28.3%	62.3%
Supplementary information

Gross loans and advances to customers by country
	First lien residential mortgages	Other personal	Property-related	Commercial, international trade and other	Total
	$m	$m	$m	$m	$m
Europe	126,685	43,329	33,938	180,656	384,608
– UK	119,770	19,790	26,012	131,938	297,510
– France	2,910	16,650	6,255	28,440	54,255
– Germany	1	234	361	10,485	11,081
– Switzerland	839	5,776	491	1,284	8,390
– other	3,165	879	819	8,509	13,372
Asia	109,502	40,880	86,410	190,851	427,643
– Hong Kong	70,279	27,868	66,668	104,876	269,691
– Australia	12,444	838	2,851	10,815	26,948
– India	1,185	441	1,110	6,437	9,173
– Indonesia	64	322	164	4,107	4,657
– mainland China	8,877	1,170	5,674	25,202	40,923
– Malaysia	3,003	3,385	2,144	5,676	14,208
– Singapore	5,760	4,952	4,727	13,073	28,512
– Taiwan	4,877	822	19	5,342	11,060
– other	3,013	1,082	3,053	15,323	22,471
Middle East and North Africa (excluding Saudi Arabia)	2,375	4,496	2,508	20,132	29,511
– Egypt	—	283	39	1,342	1,664
– Turkey	206	1,035	265	2,702	4,208
– UAE	1,880	1,682	1,727	11,172	16,461
– other	289	1,496	477	4,916	7,178
North America	37,330	5,227	16,916	48,925	108,398
– US	17,415	2,278	11,092	34,790	65,575
– Canada	18,639	2,731	5,429	13,583	40,382
– other	1,276	218	395	552	2,441
Latin America	2,281	4,376	1,875	11,756	20,288
– Mexico	2,129	3,044	1,702	8,735	15,610
– other	152	1,332	173	3,021	4,678
At 31 Dec 2017	278,173	98,308	141,647	452,320	970,448

Carrying amount of HSBC’s consolidated holdings of ABSs
	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs
	$m	$m	$m	$m	$m	$m	$m
Mortgage-related assets	1,767	14,221	13,965	—	1,762	31,715	1,826
– sub-prime residential	22	918	—	—	32	972	484
– US Alt-A residential	—	1,102	3	—	—	1,105	1,041
– US Government agency and sponsored enterprises: MBSs	331	11,750	13,962	—	—	26,043	—
– other residential	814	181	—	—	1,595	2,590	75
– commercial property	600	270	—	—	135	1,005	226
Leveraged finance-related assets	128	373	—	—	45	546	283
Student loan-related assets	155	2,198	—	—	—	2,353	2,158
Other assets	1,266	731	—	2	3,553	5,552	428
At 31 Dec 2017	3,316	17,523	13,965	2	5,360	40,166	4,695

HSBC Holdings plc	67

Risk

Liquidity and funding risk profile
Liquidity risk is the risk that we do not have sufficient financial resources to meet our obligations as they fall due. Liquidity risk arises from mismatches in the timing of cash flows.
Funding risk is the risk that funding considered to be sustainable, and therefore used to fund assets, is not sustainable over time. Funding risk arises when illiquid asset positions cannot be funded at the expected terms when required.
There were no material changes to the policies and practices for the management of liquidity and funding risk in 1H18.
A summary of our current policies and practices regarding the management of Liquidity and funding risk is set out on pages 73 and 74 of the Annual Report and Accounts 2017.
Liquidity and funding in the first half of 2018
HSBC requires all operating entities to comply with its liquidity and funding risk management framework (‘LFRF’) on a standalone basis and to meet regulatory and internal minimums at all times. The liquidity coverage ratio (‘LCR’) and net stable funding ratio (‘NSFR’) are key components of the LFRF.
The liquidity and funding position of the Group remained strong in 1H18 as illustrated below. The liquidity value is lower than carrying value due to adjustments applied to comply with the European Commission or other local regulators.

	At
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$bn	$bn	$bn
High quality liquid assets (liquidity value)	540	459	513
Net outflows	342	329	360
Liquidity coverage ratio	158%	139%	142%
The increase in the LCR is driven by the growth in high quality liquid assets in the UK in the period leading up to structural ringfencing on 1 July 2018.
Each principal operating entity reported a NSFR above 100%, highlighting a surplus of stable funding.
Management of liquidity and funding risk
Liquidity coverage ratio
At 30 June 2018, all the Group’s principal operating entities were well above regulatory minimums and above the internally expected levels established by the Board.
The following table displays the individual LCR levels for our principal operating entities on a European Commission LCR basis. This basis may vary from local LCR measures due to differences in the way non-EU regulators have implemented the Basel III recommendations.

Principal operating entities’ LCRs
		At
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnotes	%	%	%
HSBC UK liquidity group	10	153	126	139
The Hongkong and Shanghai Banking Corporation – Hong Kong Branch	11	154	158	151
The Hongkong and Shanghai Banking Corporation – Singapore Branch	11	203	151	181
HSBC Bank USA		126	137	132
HSBC France		169	159	149
Hang Seng Bank		196	235	204
HSBC Bank Canada		110	131	123
HSBC Bank China		160	151	162
HSBC Bank Middle East – UAE Branch		165	207	197
HSBC Mexico		154	158	215
HSBC Private Bank		292	173	220
For footnotes, see page 74.

Net stable funding ratio
We are required to maintain sufficient stable funding. The NSFR measures stable funding relative to required stable funding, and reflects a bank’s funding profile (funding with a term of more than a year). It is designed to complement the LCR.
At 30 June 2018, the Group’s principal operating entities were above the internally expected levels established by the Board and applicable under the LFRF. The table below displays the NSFR levels for the principal HSBC operating entities.

Principal operating entities’ NSFRs
		At
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnotes	%	%	%
HSBC UK liquidity group	10	127	113	108
The Hongkong and Shanghai Banking Corporation – Hong Kong Branch	11	130	155	144
The Hongkong and Shanghai Banking Corporation – Singapore Branch	11	117	112	117
HSBC Bank USA		122	132	129
HSBC France		112	119	116
Hang Seng Bank		154	159	155
HSBC Bank Canada		125	136	136
HSBC Bank China		149	133	148
HSBC Bank Middle East – UAE Branch		142	143	143
HSBC Mexico		121	119	123
HSBC Private Bank		176	181	185
For footnotes, see page 74.
Depositor concentration and term funding maturity concentration
The LCR and NSFR metrics assume a stressed outflow based on a portfolio of depositors within retail, corporate and financial deposit segments. The validity of these assumptions is challenged if the portfolio of depositors is not large enough to avoid depositor concentration.
Operating entities are exposed to term refinancing concentration risk if the current maturity profile results in future maturities being overly concentrated in any defined period.
At 30 June 2018, all principal operating entities were within the internally expected levels set for depositor concentration and term funding maturity concentration established by the Board.
Liquid assets of HSBC’s principal operating entities
The table below shows the liquidity value of the unencumbered liquid assets of HSBC’s principal operating entities at the period end as a six-monthly average. At 30 June 2018, 85% of the liquid assets eligible for inclusion in the Group consolidated LCR were classified as Level 1.

68	HSBC Holdings plc

Liquid assets of HSBC’s principal entities
		Recognised at 30 Jun 2018	1H18 Average	Recognised at 30 Jun 2017	1H17 Average	Recognised at 31 Dec 2017	2H17 Average
	Footnotes	$m	$m	$m	$m	$m	$m
HSBC UK liquidity group	10
Level 1		166,913	160,088	148,740	141,032	161,036	156,623
Level 2a		7,763	6,364	7,362	4,610	2,914	4,795
Level 2b		16,582	17,296	18,691	14,635	18,777	19,919
The Hongkong and Shanghai Banking Corporation – Hong Kong Branch	11
Level 1		75,436	78,496	74,658	85,848	77,217	77,295
Level 2a		28,656	24,991	23,949	24,218	26,848	25,841
Level 2b		1,153	1,988	4,736	4,454	5,528	6,056
Hang Seng Bank
Level 1		32,551	30,531	33,077	35,639	31,091	31,485
Level 2a		2,739	3,151	1,864	1,863	3,287	3,077
Level 2b		142	146	200	200	197	199
HSBC Bank USA
Level 1		57,413	53,383	67,401	69,031	65,131	60,090
Level 2a		15,612	14,869	11,500	15,178	13,690	13,226
Level 2b		—	13	18	3	39	32
Total of HSBC’s other principal entities	12
Level 1		80,566	84,508	87,869	87,662	88,281	86,372
Level 2a		8,003	8,447	7,363	7,013	7,899	7,810
Level 2b		407	691	1,060	722	1,003	886
For footnotes, see page 74.
Sources of funding
Our primary sources of funding are customer current accounts and savings deposits payable on demand or at short notice. We issue wholesale securities (secured and unsecured) to supplement customer deposits, meet regulatory obligations and to change the currency mix, maturity profile or location of our liabilities.
The following ‘Funding sources and uses’ table provides a view of how our consolidated balance sheet is funded. In practice, operating entities are required to manage liquidity and funding risk on a stand-alone basis.

The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.
In 1H18, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets.
Loans and advances to banks continued to exceed deposits by banks, meaning the Group remained a net unsecured lender to the banking sector.

Funding sources
		At
		30 Jun	31 Dec
		2018	2017
	Footnotes	$m	$m
Customer accounts	13	1,356,307	1,364,462
Deposits by banks	13	64,792	69,922
Repurchase agreements – non-trading		158,295	130,002
Debt securities in issue		81,708	64,546
Accruals, deferred income and other liabilities	13	89,449	N/A
– cash collateral, margin and settlement accounts		89,449	N/A
Liabilities of disposal groups held for sale		685	1,286
Subordinated liabilities		22,604	19,826
Financial liabilities designated at fair value		151,985	94,429
Liabilities under insurance contracts		86,918	85,667
Trading liabilities	13	83,845	184,361
– repos		1,957	2,255
– stock lending		11,314	8,363
– settlement accounts		N/A	11,198
– other trading liabilities		70,574	162,545
Total equity		191,294	197,871
		2,287,882	2,212,372

Funding uses
		At
		30 Jun	31 Dec
		2018	2017
	Footnotes	$m	$m
Loans and advances to customers	13	973,443	962,964
Loans and advances to banks	13	83,924	90,393
Reverse repurchase agreements – non-trading		208,104	201,553
Prepayments, accrued income and other assets	13, 14	80,521	N/A
– cash collateral, margin and settlement accounts		80,521	N/A
Assets held for sale		739	781
Trading assets	14	247,892	287,995
– reverse repos		14,224	10,224
– stock borrowing		11,995	6,895
– settlement accounts		N/A	15,258
– other trading assets		221,673	255,618
Financial investments		386,436	389,076
Cash and balances with central banks		189,842	180,624
Net deployment in other balance sheet assets and liabilities		116,981	98,986
		2,287,882	2,212,372
For footnotes, see page 74.

HSBC Holdings plc	69

Risk

Market risk profile
Market risk is the risk that movements in market factors, such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices, will reduce our income or the value of our portfolios.
There were no material changes to the policies and practices for the management of market risk in 1H18.
A summary of our current policies and practices for the management of market risk is set out in ‘Market risk management’ on page 77 of the Annual Report and Accounts 2017.
Market risk in the first half of 2018
Generally robust global economic sentiment has supported most stock markets. However, geopolitical tensions continue to exist and evolve, creating uncertainties that have the propensity to create market volatility. These include the disputes relating to trade tariffs and the ongoing negotiations over the UK’s withdrawal from the EU.
The US Federal Reserve, ahead of other central banks, started gradual monetary tightening by raising interest rates and signalling further rate increases in 2018. Against the backdrop of rising inflation expectations, bond yields started to increase but continue to remain flat and low by historical standards. In the eurozone, the European Central Bank announced the end of its bond-buying programme by the end of the year and pushed back expectations of an increase in rates during 2018.

In China, debt levels remain high. The Chinese authorities have committed to containing leverage with regulatory and monetary tightening. Currency weakness remains amid a looser policy stance, as the threat of further trade tariffs from the US looms.
Trading value at risk (‘VaR’) was lower during 1H18. The trading VaR composition changed during the half-year, when the interest rate trading VaR increased relative to equity and credit spread trading VaR. The increase in the interest rate VaR component resulted in this asset class being the largest contributor to the overall trading VaR. The changes in the interest rate and credit spread trading VaR components reflect changes in exposures.
Non-trading VaR increased during 1H18 due to a lengthening in duration caused by higher interest rates, especially in the US, and a reduction in portfolio diversification.
Trading portfolios
Value at risk of the trading portfolios
Trading VaR predominantly resides within Global Markets. The VaR for trading activity at 30 June 2018 was lower than at 31 December 2017. The decrease in trading VaR from the equity and credit spread trading VaR components was partially offset by an increase in the interest rate and foreign exchange trading VaR components. The effects of portfolio diversification reduced the overall trading VaR.
The Group trading VaR for the half-year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[15]	Total
	$m	$m	$m	$m	$m	$m
Half-year to 30 Jun 2018	9.9	39.2	17.0	18.1	(34.2)	50.0
Average	10.4	36.9	25.9	23.5	(37.5)	59.2
Maximum	21.8	48.2	33.8	35.2		71.2
Minimum	5.6	28.9	16.8	12.2		43.9

Half-year to 30 Jun 2017	16.5	36.4	15.2	21.7	(42.8)	47.0
Average	10.5	42.3	11.3	10.8	(28.8)	46.1
Maximum	16.5	67.1	16.5	23.8		70.8
Minimum	5.4	30.4	9.1	5.1		36.6

Half-year to 31 Dec 2017	7.4	31.0	32.6	31.1	(38.4)	63.7
Average	10.2	34.2	21.8	19.8	(36.9)	49.1
Maximum	23.0	45.7	32.6	31.8		63.7
Minimum	4.9	27.2	14.7	11.1		39.5
For footnote, see page 74.
The risks not in VaR (‘RNIV’) framework covers risks from exposures in the HSBC trading book that are not captured well by the VaR model. The VaR-based RNIVs are included within the metrics for each asset class.
Back-testing
There were no back-testing exceptions against hypothetical profit and loss for the Group in 1H18.
Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading VaR of the Group includes contributions from all global businesses. There is no commodity risk in the non-trading portfolios. The VaR for non-trading activity at 30 June 2018 was higher than at 31 December 2017. The non-trading credit spread component, reflecting reduced exposures, was offset by an increase in the interest rate component and a decrease in portfolio diversification effects during the period under review.
Non-trading VaR also includes the interest rate risk of non-trading financial instruments held in portfolios managed by Balance Sheet Management (‘BSM’). The management of interest rate risk in the banking book is described further in ‘Non-trading interest rate risk’ below, including the role of BSM.

Non-trading VaR excludes the insurance operations which are discussed further on page 72.
The Group non-trading VaR for the half-year is shown in the table below.

70	HSBC Holdings plc

Non-trading VaR, 99% 1 day
	Interest rate	Credit spread	Portfolio diversification[15]	Total
	$m	$m	$m	$m
Half-year to 30 Jun 2018	94.6	35.3	(24.9)	105.0
Average	102.2	56.7	(32.8)	126.1
Maximum	129.3	96.0		154.1
Minimum	85.5	27.6		96.5

Half-year to 30 Jun 2017	102.7	48.9	(36.5)	115.1
Average	136.6	46.3	(37.2)	145.7
Maximum	164.1	69.3		182.1
Minimum	98.8	31.3		102.1

Half-year to 31 Dec 2017	88.5	46.7	(38.9)	96.3
Average	102.0	43.3	(35.3)	110.0
Maximum	118.8	71.9		135.0
Minimum	88.5	24.5		93.3
For footnote, see page 74.
Non-trading VaR excludes equity risk on securities held at fair value, structural foreign exchange risk and interest rate risk on fixed-rate securities issued by HSBC Holdings. The sections below describe the scope of HSBC’s management of market risks in non-trading books.
Third-party assets in BSM
Third-party assets in BSM decreased by 1% during the first half of 2018. Cash and balances at central banks increased by $14bn,

predominantly in North America due in part to reduced reverse repo activity. Other notable items were an increase in Loans and Advances to banks of $5.9bn, predominately in Asia driven by market environment at half-year, resulting in an increase of money markets and term lending operations. Other Assets increased by $5.9bn reflective of an increase in cash collateral requirements in North America.

Third-party assets in BSM
	At
	30 Jun	31 Dec
	2018	2017
	$m	$m
Cash and balances at central banks	176,163	161,715
Trading assets	923	637
Loans and advances:
– to banks	42,006	36,047
– to customers	808	3,202
Reverse repurchase agreements	13,650	38,842
Financial investments	307,347	309,908
Other	10,615	4,648
	551,512	554,999
Interest rate risk in the banking book
Interest rate risk in the banking book is the risk of capital or earnings volatility due to changes in market interest rates.
Our policies regarding the funds transfer pricing process and the management of interest rate risk in the banking book are described on pages 73 and 76, respectively, of the Annual Report and Accounts 2017.
The Group utilises sensitivity of net interest income to assess the overall level of interest rate risk in the banking book. This measure reflects all interest rate risk in the banking book, including that transferred to BSM.
Sensitivity of net interest income
The tables below set out the assessed impact to a hypothetical base case projection of our net interest income (‘NII’) (excluding insurance) under the following scenarios:

•	an immediate shock of 25bps to the current market-implied path of interest rates across all currencies on 1 July 2018 (effects over one year and five years); and

•	an immediate shock of 100bps to the current market-implied path of interest rates across all currencies on 1 July 2018 (effects over one year and five years).
The sensitivities shown represent our assessment of the change to a hypothetical base case NII, assuming a static balance sheet and no management actions from BSM. They incorporate the effect of interest rate behaviouralisation, managed rate product pricing assumptions and customer behaviour; for example, prepayment of mortgages or customer migration from non-interest bearing to interest bearing deposit accounts under the specific interest rate scenarios. The scenarios represent interest rate shocks to the current market implied path of rates.
The NII sensitivities shown are indicative and based on simplified scenarios. Immediate interest rate rises of 25bps and 100bps would increase projected net interest income for the 12 months to 30 June 2019 by $812m and $3,031m, respectively. Conversely, falls of 25bps and 100bps would decrease projected net interest income for the 12 months to 30 June 2019 by $731m and $3,434m, respectively.
The sensitivity of NII for 12 months has decreased by $268m and $767m comparing June 2018 with December 2017 in the + and - 100bps parallel shocks, respectively. This decrease was driven by movements in US dollar and HK dollar sensitivities, primarily due to changes in balance sheet composition, increased pass-on assumptions for deposits, and the migration of non interest-bearing liabilities to interest-bearing liabilities as interest rates have increased. By contrast, sterling NII sensitivity has increased, because of higher liquidity linked to UK structural reform.
The change in NII sensitivity for five years is also driven by the factors above.
The structural sensitivity arising from the four global businesses, excluding Global Markets, is positive in a rising rate environment

HSBC Holdings plc	71

Risk

and negative in a falling rate environment. Both BSM and Global Markets have NII sensitivity profiles that offset this to some degree. The tables do not include BSM management actions or changes in Global Markets’ net trading income that may further limit the offset.

The NII sensitivity results should not be interpreted as predictive of future performance. The limitations of this analysis are discussed within the ‘Risk management’ section on page 76 of the Annual Report and Accounts 2017.

NII sensitivity to an instantaneous change in yield curves (12 months)
	US dollar	HK dollar	Sterling	Euro	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2018 to Jun 2019 (based on balance sheet at 30 June 2018)
+25bps	107	206	218	82	199	812
-25bps	(67)	(210)	(291)	(5)	(158)	(731)
+100bps	285	634	862	502	748	3,031
-100bps	(652)	(958)	(1,046)	(41)	(737)	(3,434)
Change in Jan 2018 to Dec 2018 (based on balance sheet at 31 December 2017)
+25bps	227	179	147	50	203	806
-25bps	(287)	(305)	(181)	8	(160)	(925)
+100bps	845	711	600	412	731	3,299
-100bps	(1,444)	(1,425)	(631)	31	(732)	(4,201)

NII sensitivity to an instantaneous change in yield curves (5 years)
	Year 1	Year 2	Year 3	Year 4	Year 5	Total
	$m	$m	$m	$m	$m	$m
Change in July 2018 to Jun 2019 (based on balance sheet at 30 June 2018)
+25bps	812	1,111	1,311	1,405	1,493	6,132
-25bps	(731)	(1,087)	(1,155)	(1,315)	(1,400)	(5,688)
+100bps	3,031	4,123	4,792	5,186	5,532	22,664
-100bps	(3,434)	(4,692)	(4,957)	(5,536)	(5,906)	(24,525)
Change in Jan 2018 to Dec 2018 (based on balance sheet at 31 December 2017)
+25bps	806	1,153	1,326	1,439	1,506	6,231
-25bps	(925)	(872)	(1,154)	(1,271)	(1,381)	(5,603)
+100bps	3,299	4,463	5,105	5,542	5,759	24,098
-100bps	(4,201)	(4,538)	(5,102)	(5,498)	(5,813)	(25,152)
Sensitivity of capital and reserves
Financial assets at fair value through Other Comprehensive Income reserves are included as part of common equity tier 1 (‘CET1’) capital. We measure the potential downside risk to the CET1 ratio due to interest rate and credit spread risk in this portfolio by the portfolio’s stressed VaR, using a 99% confidence level and an assumed holding period of one quarter. At 30 June 2018, the stressed VaR of the portfolio was $3.3bn.
We monitor the sensitivity of reported cash flow hedging reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. These particular exposures form only a part of our overall interest rate exposures.
The following table describes the sensitivity of our cash flow hedge reported reserves to the stipulated movements in yield curves and the maximum and minimum month-end figures of December 2017 and June 2018. The sensitivities are indicative and based on simplified scenarios.

Sensitivity of cash flow hedging reported reserves to interest rate movements
		Impact in the preceding 6 months
		Maximum	Minimum
	$m	$m	$m
At 30 Jun 2018
+100bps parallel move in all yield curves	(628)	(684)	(628)
As a percentage of total shareholders’ equity	(0.34)%	(0.37)%	(0.34)%
-100bps parallel move in all yield curves	720	792	720
As a percentage of total shareholders’ equity	0.39%	0.43%	0.39%

At 30 Jun 2017
+100bps parallel move in all yield curves	(839)	(1,051)	(839)
As a percentage of total shareholders’ equity	(0.4)%	(0.6)%	(0.4)%
-100bps parallel move in all yield curves	860	1,080	860
As a percentage of total shareholders’ equity	0.50%	0.60%	0.50%

At 31 Dec 2017
+100bps parallel move in all yield curves	(684)	(839)	(684)
As a percentage of total shareholders’ equity	(0.4)%	(0.4)%	(0.4)%
-100bps parallel move in all yield curves	720	860	720
As a percentage of total shareholders’ equity	0.38%	0.45%	0.38%

72	HSBC Holdings plc

Operational risk profile
Operational risk is the risk to achieving our strategy or objectives as a result of inadequate or failed internal processes, people and systems, or from external events.
During 1H18, we continued to strengthen the operational risk management framework (‘ORMF’) and system of record. The ORMF sets out our approach to the management of non-financial risks, allowing us to focus on the risks that matter the most and the associated controls to manage those risks.
Responsibility for minimising operational risk lies with HSBC’s employees. They are required to manage the operational risks of the business and operational activities for which they are responsible.
A summary of our current policies and practices for the management of operational risk is set out in ‘Operational risk management’ on page 77 of the Annual Report and Accounts 2017.
Operational risk exposures in the first half of 2018
In 1H18, we continued to strengthen the controls that manage our most material risks. Among other measures, we:

•	further enhanced our controls to help ensure that we know our customers, ask the right questions, monitor transactions and escalate concerns to detect, prevent and deter financial crime risk;

•	implemented a number of initiatives to raise our standards in relation to the conduct of our business as described below in ‘Conduct of business’;

•	increased monitoring and enhanced detective controls to manage fraud risks which arise from new technologies and new ways of banking;

•	strengthened internal security controls to help prevent cyber-attacks;

•	improved controls and security to protect customers when using digital channels; and

•	enhanced our third-party risk management capability to help enable the consistent risk assessment of any third-party service.
Conduct of business
In 2018, we are continuing to embed conduct considerations and our conduct framework throughout our risk management, across the Group, with conduct issue identification and resolution reported to senior governance forums within each of the global businesses, functions and HSBC Operations Services and Technology. The Board maintains oversight of conduct matters through the Group Risk Committee.
1H18 initiatives have included:

•	development of conduct focused annual objectives for Senior Executives and conduct focused long‑term incentives for Executive Directors;

•	a continued programme of newsletter, corporate intranet and new live-streamed conduct related communications;

•	preparation of our 4th annual global mandatory training course on conduct for all employees;

•	inclusion of conduct considerations in the design and implementation of our digital products and services; and

•
continued development of our global surveillance capabilities across all business lines, with primary focus on Global Banking and Markets, further strengthening our ability to monitor complex trading behaviours, and detect suspicious trading activity and potential misconduct.

There has been focus on support for vulnerable, or potentially vulnerable, customers with ongoing development of business-line led enhancements in specific markets including process changes to help appointed representatives of vulnerable customers operate accounts on their behalf more easily, procedures for early intervention to support customers in, or approaching, financial difficulty, and a pilot scheme to improve financial inclusion.

Insurance manufacturing operations risk profile
The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as financial risk and insurance risk. Financial risks include market risk, credit risk and liquidity risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC).
A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture are provided on page 82 of the Annual Report and Accounts 2017.
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described in the Annual Report and Accounts 2017.
Insurance manufacturing operations risk profile in the first half of 2018
The risk profile of our insurance manufacturing businesses is measured using an economic capital approach. Assets and liabilities are measured on a market value basis, and a capital requirement is defined to ensure that there is a less than one in 200 chance of insolvency over a one-year time horizon, given the risks to which the businesses are exposed. The methodology for the economic capital calculation is largely aligned to the pan-European Solvency II insurance capital regulations. The economic capital coverage ratio (economic net asset value divided by the economic capital requirement) is a key risk appetite measure. The business has a current appetite to remain globally above 140% with a tolerance to 110%. In addition to economic capital, the regulatory solvency ratio is also a metric used to manage risk appetite on an entity basis.
The risk profile of our remaining life insurance manufacturing businesses did not change materially during 1H18. The increase in policyholder liabilities during the period to $86.9bn (31 December 2017: $85.7bn) is primarily a result of increased net premium income and investment returns recognised in policyholder liabilities.
The following table shows the composition of assets and liabilities by contract type.

HSBC Holdings plc	73

Risk

Balance sheet of insurance manufacturing subsidiaries by type of contract[16]
		With DPF	Unit- linked	Other contracts[17]	Shareholder assets and liabilities	Total
	Footnotes	$m	$m	$m	$m	$m
Financial assets		67,140	8,334	15,743	6,615	97,832
– trading assets		—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss		18,389	8,072	3,094	1,168	30,723
– derivatives		195	—	10	4	209
– financial investments at amortised cost	18	33,321	47	11,340	3,761	48,469
– financial investments at FVOCI	18	11,491	—	476	1,449	13,416
– other financial assets	19	3,744	215	823	233	5,015
Reinsurance assets		1,021	121	1,362	—	2,504
PVIF	20	—	—	—	6,847	6,847
Other assets and investment properties		1,941	5	248	1,112	3,306
Total assets at 30 Jun 2018		70,102	8,460	17,353	14,574	110,489
Liabilities under investment contracts designated at fair value		—	1,708	3,874	—	5,582
Liabilities under insurance contracts		68,527	6,684	11,707	—	86,918
Deferred tax	21	181	23	15	979	1,198
Other liabilities		—	—	—	4,520	4,520
Total liabilities		68,708	8,415	15,596	5,499	98,218
Total equity		—	—	—	12,271	12,271
Total equity and liabilities at 30 Jun 2018		68,708	8,415	15,596	17,770	110,489

Financial assets		65,112	9,081	14,849	6,662	95,704
– trading assets		—	—	—	—	—
– financial assets designated at fair value		15,533	8,814	2,951	1,259	28,557
– derivatives		286	—	13	41	340
– financial investments – HTM	18	29,302	—	6,396	3,331	39,029
– financial investments – AFS	18	15,280	—	4,836	1,877	21,993
– other financial assets	19	4,711	267	653	154	5,785
Reinsurance assets		1,108	274	1,154	—	2,536
PVIF	20	—	—	—	6,610	6,610
Other assets and investment properties		1,975	2	164	1,126	3,267
Total assets at 31 Dec 2017		68,195	9,357	16,167	14,398	108,117
Liabilities under investment contracts designated at fair value		—	1,750	3,885	—	5,635
Liabilities under insurance contracts		67,137	7,548	10,982	—	85,667
Deferred tax	21	14	6	9	1,230	1,259
Other liabilities		—	—	—	3,325	3,325
Total liabilities		67,151	9,304	14,876	4,555	95,886
Total equity		—	—	—	12,231	12,231
Total equity and liabilities at 31 Dec 2017		67,151	9,304	14,876	16,786	108,117
For footnotes, see page 74.

74	HSBC Holdings plc

Footnotes to Risk
Credit risk profile

1
The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.

2
Includes only those financial instruments which are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 80 includes both financial and non-financial assets.

3	Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
4
Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

5	Purchased or originated credit-impaired ('POCI').
6	Days past due ('DPD'). Up to date accounts in Stage 2 are not shown in amounts.
7
For the purposes of this disclosure gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

8	US mortgage-backed securities.
9	The disclosure is a comparative for the 2018 ‘Total wholesale lending for loans and advances to banks and customers by stage distribution table’ and was not presented in the 2017 Interim Report.
Liquidity and funding risk profile

10
The HSBC UK Liquidity Group shown comprises four legal entities: HSBC Bank plc (including all overseas branches, and special purpose entities consolidated by HSBC Bank plc for Financial Statement purposes), Marks and Spencer Financial Services plc, HSBC Private Bank (UK) Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the PRA in the UK. In adopting the NSFR (BCBS 295) as a key internal risk management metric, the HSBC Group has, until such time that the NSFR becomes a binding regulatory requirement on the Group or the operating entity locally, permitted entities to reduce the amount of Required Stable Funding Requirement (RSF) for listed equities where the valuation risk has been hedged through an exchange traded daily cash margined derivative, due to management’s view as to the speed at which these assets could be monetised under stress and the mitigation of the valuation risk. At 30 June 2018, only HBEU were applying a lower RSF to such equities.  The NSFRs presented seek to reflect the internal management view of funding risk.

11
The Hongkong and Shanghai Banking Corporation – Hong Kong branch and The Hongkong and Shanghai Banking Corporation – Singapore branch represent the material activities of The Hongkong and Shanghai Banking Corporation. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.

12
The total shown for other principal HSBC operating entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the Group Management Board.

13
Balances at 30 June 2018 have been prepared in accordance with the accounting policies referred to on page 84. Cash collateral, margin and settlement accounts previously presented as ‘Loans and advances to banks' and 'Loans and advances to customers’ at 31 December 2017 have been re-presented in ‘Prepayments, accrued income and other assets’. Similarly, amounts previously presented as ‘Trading liabilities’, ‘Deposits by banks' and 'Customer accounts' have been re-presented in 'Accruals, deferred income and other liabilities’. These changes were made to ensure consistent presentation of all such balances, including those required by IFRS 9 as described in the footnote below. Comparative data has not been re-presented.

14
Balances at 30 June 2018 have been prepared in accordance with the acounting policies referred to on page 84. Cash collateral, margin and settlement accounts have been reclassified from ‘Trading assets’ to ‘Prepayments, accrued income and other assets’ as a result of the assessment of business model in accordance with IFRS 9 which was adopted at 1 January 2018. Comparative data has not been re-presented.

Market risk profile

15
When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) Total VaR measures in this table.

Insurance manufacturing operations risk profile

16	Does not include associates (SABB Takaful Company and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited).
17	‘Other contracts’ includes term assurance, credit life insurance, universal life insurance and certain investment contracts not included in the ‘Unit-linked’ or ‘With DPF’ columns.
18	Financial investments at amortised cost or fair value through profit and loss or other comprehensive income.
19	Comprise mainly loans and advances to banks, cash and inter-company balances with other non-insurance legal entities.
20	Present value of in-force long-term insurance business.
21	‘Deferred tax’ includes the deferred tax liabilities arising on recognition of PVIF.

HSBC Holdings plc	75

Capital

Our objective in managing Group capital is to maintain appropriate levels of capital to support our business strategy, meet regulatory and stress testing requirements, and respect capital providers’ payment priorities.
A summary of our policies and practices regarding capital management, measurement and allocation is provided on page 117 of the Annual Report and Accounts 2017.

Capital overview

Capital ratios
	At
	30 Jun[1]	1 Jan[1]	31 Dec[2]
	2018	2018	2017
	%	%	%
CRD IV transitional
Common equity tier 1 ratio	14.2	14.6	14.5
Tier 1 ratio	17.0	17.4	17.3
Total capital ratio	20.4	21.0	20.9
CRD IV end point
Common equity tier 1 ratio	14.2	14.6	14.5
Tier 1 ratio	16.6	16.5	16.4
Total capital ratio	19.8	18.3	18.3
For footnotes, see page 77.

Total regulatory capital and risk-weighted assets
	At
	30 Jun[1]	1 Jan[1]	31 Dec[2]
	2018	2018	2017
	$m	$m	$m
CRD IV transitional
Common equity tier 1 capital	122,757	127,310	126,144
Additional tier 1 capital	24,328	24,810	24,810
Tier 2 capital	29,525	31,014	31,429
Total regulatory capital	176,610	183,134	182,383
Risk-weighted assets	865,467	872,089	871,337

CRD IV end point
Common equity tier 1 capital	122,757	127,310	126,144
Additional tier 1 capital	20,704	16,531	16,531
Tier 2 capital	27,731	15,997	16,413
Total regulatory capital	171,192	159,838	159,088
Risk-weighted assets	865,467	872,089	871,337
For footnotes, see page 77.

RWAs by risk type
	RWAs	Capital required[3]
	$bn	$bn
Credit risk	688.2	55.0
Counterparty credit risk	47.6	3.8
Market risk	37.0	3.0
Operational risk	92.7	7.4
At 30 Jun 2018	865.5	69.2
For footnote, see page 77.

Capital

Own funds disclosure
		At
		30 Jun[1]	1 Jan[1]	31 Dec[2]
		2018	2018	2017
Ref*		$m	$m	$m
6	Common equity tier 1 capital before regulatory adjustments	156,069	158,923	158,557
28	Total regulatory adjustments to common equity tier 1	(33,312)	(31,613)	(32,413)
29	Common equity tier 1 capital	122,757	127,310	126,144
36	Additional tier 1 capital before regulatory adjustments	24,388	24,922	24,922
43	Total regulatory adjustments to additional tier 1 capital	(60)	(112)	(112)
44	Additional tier 1 capital	24,328	24,810	24,810
45	Tier 1 capital	147,085	152,120	150,954
51	Tier 2 capital before regulatory adjustments	30,048	31,517	31,932
57	Total regulatory adjustments to tier 2 capital	(523)	(503)	(503)
58	Tier 2 capital	29,525	31,014	31,429
59	Total capital	176,610	183,134	182,383
60	Total risk-weighted assets	865,467	872,089	871,337
	Capital ratios	%	%	%
61	Common equity tier 1 ratio	14.2	14.6	14.5
62	Tier 1 ratio	17.0	17.4	17.3
63	Total capital ratio	20.4	21.0	20.9

*	The references identify the lines prescribed in the EBA template.
For footnotes, see page 77.

76	HSBC Holdings plc

At 30 June 2018, our CET1 capital ratio decreased to 14.2% from 14.5% at 31 December 2017.
CET1 capital decreased in 1H18 by $3.4bn, mainly as a result of:

•	$3.5bn of unfavourable foreign currency translation differences;

•	the $2.0bn share buy-back; and

•	a $1.0bn increase in threshold deductions as a result of an increase in the value of our material holdings and a decrease in the CET1 capital base.
These decreases were partly offset by:

•	$2.5bn of capital generation through profits, net of cash and scrip dividends; and

•	a $1.2bn IFRS 9 day one transitional impact, mainly due to classification and measurement changes.

Risk-weighted assets
RWAs
RWAs decreased by $5.8bn in the first half of the year, including a decrease of $13.9bn due to foreign currency translation differences. The $8.1bn increase (excluding foreign currency translation differences) was mainly due to an increase in asset size of $10.5bn and changes in asset quality of $3.7bn, less decreases due to model updates of $5.3bn.
The following comments describe RWA movements excluding foreign currency translation differences.
Asset size
Asset size movements were principally driven by lending growth in CMB, RBWM and GB&M which increased RWAs by $19.5bn, mainly in Asia.
This growth was partly offset by reductions in legacy portfolios of $7.4bn, and a $1.7bn reduction in market risk exposures.
Asset quality
RWAs increased by $3.7bn mainly as a result of changes in portfolio mix in CMB, GB&M and GPB.
Model updates
Implementing new counterparty credit risk exposure models in Asia and the US reduced RWAs by $4.3bn and $2.4bn respectively.
This was partly offset by a rise of $1.6bn mainly from updates to retail and corporate models.

RWAs by global business
	RBWM	CMB	GB&M	GPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	96.8	291.4	174.5	13.9	111.6	688.2
Counterparty credit risk	—	—	46.0	0.2	1.4	47.6
Market risk	—	—	33.2	—	3.8	37.0
Operational risk	27.3	23.7	30.8	2.9	8.0	92.7
At 30 Jun 2018	124.1	315.1	284.5	17.0	124.8	865.5

RWAs by geographical region
		Europe	Asia	MENA	North America	Latin America	Total
	Footnote	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk		218.9	293.4	46.8	102.2	26.9	688.2
Counterparty credit risk		27.1	9.6	1.0	8.5	1.4	47.6
Market risk	4	26.4	23.9	3.1	10.2	1.2	37.0
Operational risk		28.9	37.1	7.1	12.1	7.5	92.7
At 30 Jun 2018		301.3	364.0	58.0	133.0	37.0	865.5
For footnote, see page 77.

RWA movement by global businesses by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 31 Dec 2017	121.5	301.0	263.4	16.0	130.5	38.9	871.3
Asset size	2.4	15.1	2.1	0.4	(7.8)	(1.7)	10.5
Asset quality	0.6	2.0	0.7	0.6	(0.2)	—	3.7
Model updates	0.7	0.9	(6.9)	—	—	—	(5.3)
– portfolios moving onto IRB approach	—	—	(0.4)	—	—	—	(0.4)
– new/updated models	0.7	0.9	(6.5)	—	—	—	(4.9)
Methodology and policy	1.0	2.7	(4.7)	0.1	0.3	(0.2)	(0.8)
– internal updates	1.2	2.5	(4.7)	0.1	(0.5)	(0.2)	(1.6)
– external updates – regulatory	(0.2)	0.2	—	—	0.8	—	0.8
Foreign exchange movements	(2.1)	(6.6)	(3.3)	(0.1)	(1.8)	—	(13.9)
Total RWA movement	2.6	14.1	(12.1)	1.0	(9.5)	(1.9)	(5.8)
RWAs at 30 Jun 2018	124.1	315.1	251.3	17.0	121.0	37.0	865.5

HSBC Holdings plc	77

Capital | Financial Statements (unaudited)

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	North America	Latin America	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 31 Dec 2017	282.6	334.3	55.9	124.2	35.4	38.9	871.3
Asset size	(7.8)	15.8	0.1	1.8	2.3	(1.7)	10.5
Asset quality	1.9	1.3	(0.4)	0.7	0.2	—	3.7
Model updates	1.5	(4.6)	—	(2.2)	—	—	(5.3)
– portfolios moving onto IRB approach	—	(0.4)	—	—	—	—	(0.4)
– new/updated models	1.5	(4.2)	—	(2.2)	—	—	(4.9)
Methodology and policy	2.4	(2.5)	0.2	(0.5)	(0.2)	(0.2)	(0.8)
– internal updates	2.4	(3.0)	(0.2)	(0.6)	—	(0.2)	(1.6)
– external updates – regulatory	—	0.5	0.4	0.1	(0.2)	—	0.8
Foreign exchange movements	(5.7)	(4.2)	(0.9)	(1.2)	(1.9)	—	(13.9)
Total RWA movement	(7.7)	5.8	(1.0)	(1.4)	0.4	(1.9)	(5.8)
RWAs at 30 Jun 2018	274.9	340.1	54.9	122.8	35.8	37.0	865.5

Leverage ratio

		30 Jun[1]	1 Jan[1]	31 Dec[2]
		2018	2018	2017
Ref*		$bn	$bn	$bn
20	Tier 1 capital	143.5	143.8	142.7
21	Total leverage ratio exposure	2,664.1	2,556.4	2,557.1
		%	%	%
22	Leverage ratio	5.4	5.6	5.6
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average	2,467.4	2,351.2	2,351.4
		%	%	%
	UK leverage ratio – quarterly average	5.9	6.2	6.1
	UK leverage ratio – quarter end	5.9	6.1	6.1

*	The references identify the lines prescribed in the EBA template.
For footnotes, see page 77.

Our leverage ratio calculated in accordance with CRD IV was 5.4% at 30 June 2018, down from 5.6% at 31 December 2017, mainly due to balance sheet growth.
The Group’s UK leverage ratio at 30 June 2018 on a modified basis, excluding qualifying central bank balances, was 5.9%.
At 30 June 2018, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.5% and a countercyclical leverage ratio buffer of 0.2%. These additional buffers translate into capital values of $12.8bn and $3.9bn, respectively. We exceeded these leverage requirements.

Regulatory disclosures
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 30 June 2018 is expected to be published on or around 6 August 2018 on our website, www.hsbc.com, under ‘Investor Relations’.

Footnotes to capital, leverage and risk- weighted assets
1	Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation.
2	All figures presented as reported under IAS 39 at 31 December 2017.
3	‘Capital requirement’ represents the minimum total capital charge set at 8% of RWAs by article 92 of the Capital Requirements Regulation.
4	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

78	HSBC Holdings plc

Consolidated income statement
		Half-year to
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Notes	$m	$m	$m
Net interest income		15,100	13,777	14,399
– interest income		23,422	19,727	21,268
– interest expense		(8,322)	(5,950)	(6,869)
Net fee income		6,767	6,491	6,320
– fee income		8,469	7,906	7,947
– fee expense		(1,702)	(1,415)	(1,627)
Net income from financial instruments held for trading or managed on a fair value basis[10,11]		4,883	4,232	4,194
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss[10]		(222)	1,499	1,337
Changes in fair value of long-term debt and related derivatives[11]		(126)	204	(49)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss[10]		345	N/A	N/A
Gains less losses from financial investments		124	691	459
Dividend income		41	49	57
Net insurance premium income		5,776	4,811	4,968
Other operating income/(expense)		359	526	(189)
Total operating income		33,047	32,280	31,496
Net insurance claims and benefits paid and movement in liabilities to policyholders		(5,760)	(6,114)	(6,217)
Net operating income before change in expected credit losses and other credit impairment charges		27,287	26,166	25,279
Change in expected credit losses and other credit impairment charges		(407)	N/A	N/A
Loan impairment charges and other credit risk provisions		N/A	(663)	(1,106)
Net operating income		26,880	25,503	24,173
Employee compensation and benefits		(8,836)	(8,680)	(8,635)
General and administrative expenses		(7,767)	(6,900)	(8,807)
Depreciation and impairment of property, plant and equipment		(568)	(567)	(599)
Amortisation and impairment of intangible assets and goodwill		(378)	(296)	(400)
Total operating expenses		(17,549)	(16,443)	(18,441)
Operating profit		9,331	9,060	5,732
Share of profit in associates and joint ventures		1,381	1,183	1,192
Profit before tax		10,712	10,243	6,924
Tax expense		(2,296)	(2,195)	(3,093)
Profit for the period		8,416	8,048	3,831
Attributable to:
– ordinary shareholders of the parent company		7,173	6,999	2,684
– preference shareholders of the parent company		45	45	45
– other equity holders		530	466	559
– non-controlling interests		668	538	543
Profit for the period		8,416	8,048	3,831
		$	$	$
Basic earnings per ordinary share	4	0.36	0.35	0.13
Diluted earnings per ordinary share	4	0.36	0.35	0.13
The accompanying notes on pages 84 to 112, the sections in ‘Global businesses and regions’ (excluding adjusted risk-weighted assets) on pages 31 to 33, and the following disclosures in the Risk section on pages 56 to 66, form an integral part of these financial statements: ‘Distribution of financial instruments to which the impairment requirements of IFRS 9 are applied, by credit quality and stage allocation’, ‘Reconciliation of gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees’, ‘Distribution of total financial instruments exposed to credit risk by credit quality (at 31 December 2017)’, ‘Distribution of loans and advances held at amortised cost by credit quality (at 31 December 2017)’, and ‘Movement in impairment allowances on loans and advances to customers and banks (2017)’.

For footnotes, see page 83.

HSBC Holdings plc	79

Financial Statements (unaudited)

Consolidated statement of comprehensive income
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Profit for the period	8,416	8,048	3,831
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	N/A	484	(338)
– fair value gains/(losses)	N/A	1,447	(220)
– fair value gains reclassified to the income statement	N/A	(848)	(185)
– amounts reclassified to the income statement in respect of impairment losses	N/A	20	73
– income taxes	N/A	(135)	(6)
Debt instruments at fair value through other comprehensive income	(265)	N/A	N/A
– fair value losses	(658)	N/A	N/A
– fair value gains transferred to the income statement on disposal	329	N/A	N/A
– expected credit losses recognised in income statement	(91)	N/A	N/A
– income taxes	155	N/A	N/A
Cash flow hedges	(68)	24	(216)
– fair value losses	(276)	(881)	(165)
– fair value gains/(losses) reclassified to the income statement	184	894	(61)
– income taxes	24	11	10
Share of other comprehensive expense of associates and joint ventures	(57)	(6)	(37)
– share for the period	(57)	(6)	(37)
Exchange differences	(4,252)	5,269	3,808
– other exchange differences	(4,252)	5,270	3,669
– income tax attributable to exchange differences	—	(1)	139
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	297	1,708	711
– before income taxes[1]	421	2,253	1,187
– income taxes	(124)	(545)	(476)
Changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	1,345	(1,156)	(868)
– before income taxes	1,653	(1,398)	(1,011)
– income taxes	(308)	242	143
Equity instruments designated at fair value through other comprehensive income	(30)	N/A	N/A
– fair value losses	(26)	N/A	N/A
– income taxes	(4)	N/A	N/A
Other comprehensive income/(expense) for the period, net of tax	(3,030)	6,323	3,060
Total comprehensive income for the period	5,386	14,371	6,891
Attributable to:
– ordinary shareholders of the parent company	4,229	13,241	5,673
– preference shareholders of the parent company	45	45	45
– other equity holders	530	466	559
– non-controlling interests	582	619	614
Total comprehensive income for the period	5,386	14,371	6,891
For footnote, see page 83.

80	HSBC Holdings plc

Consolidated balance sheet
		At
		30 Jun	1 Jan	31 Dec
		2018	2018[9]	2017
	Notes	$m	$m	$m
Assets
Cash and balances at central banks		189,842	180,621	180,624
Items in the course of collection from other banks		8,081	6,628	6,628
Hong Kong Government certificates of indebtedness		35,754	34,186	34,186
Trading assets		247,892	254,410	287,995
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss		40,678	39,746	N/A
Financial assets designated at fair value		N/A	N/A	29,464
Derivatives	7	227,972	219,818	219,818
Loans and advances to banks		83,924	82,559	90,393
Loans and advances to customers		973,443	949,737	962,964
Reverse repurchase agreements – non-trading		208,104	201,553	201,553
Financial investments	8	386,436	383,499	389,076
Prepayments, accrued income and other assets		153,048	114,777	67,191
Current tax assets		1,106	1,006	1,006
Interests in associates and joint ventures	9	22,572	21,802	22,744
Goodwill and intangible assets		23,722	23,374	23,453
Deferred tax assets		4,740	4,714	4,676
Total assets		2,607,314	2,518,430	2,521,771
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation		35,754	34,186	34,186
Deposits by banks		64,792	64,492	69,922
Customer accounts		1,356,307	1,360,227	1,364,462
Repurchase agreements – non-trading		158,295	130,002	130,002
Items in the course of transmission to other banks		8,086	6,850	6,850
Trading liabilities[2,3]		83,845	80,864	184,361
Financial liabilities designated at fair value		151,985	144,006	94,429
Derivatives	7	222,961	216,821	216,821
Debt securities in issue		81,708	66,536	64,546
Accruals, deferred income and other liabilities		134,774	99,926	45,907
Current tax liabilities		1,609	928	928
Liabilities under insurance contracts		86,918	85,598	85,667
Provisions	10	4,199	4,295	4,011
Deferred tax liabilities		2,183	1,614	1,982
Subordinated liabilities		22,604	25,861	19,826
Total liabilities		2,416,020	2,322,206	2,323,900
Equity
Called up share capital		10,159	10,160	10,160
Share premium account		9,774	10,177	10,177
Other equity instruments		20,573	22,250	22,250
Other reserves		2,193	6,643	7,664
Retained earnings		140,908	139,414	139,999
Total shareholders’ equity		183,607	188,644	190,250
Non-controlling interests		7,687	7,580	7,621
Total equity		191,294	196,224	197,871
Total liabilities and equity		2,607,314	2,518,430	2,521,771
For footnotes, see page 83.

HSBC Holdings plc	81

Financial Statements (unaudited)

Consolidated statement of cash flows
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Profit before tax	10,712	10,243	6,924
Adjustments for non-cash items:
Depreciation and amortisation	946	863	999
Net gain from investing activities	85	(764)	(388)
Share of profit in associates and joint ventures	(1,381)	(1,183)	(1,192)
Loss on disposal of associates, joint ventures, subsidiaries and businesses	—	(79)	—
Change in expected credit losses gross of recoveries and other credit impairment charges	680	N/A	N/A
Loan impairment losses gross of recoveries and other credit risk provisions	N/A	1,018	1,585
Provisions including pensions	1,244	186	731
Share-based payment expense	274	267	233
Other non-cash items included in profit before tax	(899)	(157)	(224)
Change in operating assets	(89,986)	(115,324)	(53,715)
Change in operating liabilities	84,594	109,828	54,080
Elimination of exchange differences[4]	(11,816)	(16,208)	(5,081)
Dividends received from associates	126	589	151
Contributions paid to defined benefit plans	(103)	(351)	(334)
Tax paid	(1,116)	(810)	(2,365)
Net cash from operating activities	(6,640)	(11,882)	1,404
Purchase of financial investments	(227,256)	(175,346)	(181,918)
Proceeds from the sale and maturity of financial investments	225,295	233,711	184,641
Net cash flows from the purchase and sale of property, plant and equipment	(520)	(314)	(853)
Net cash inflow from disposal of customer and loan portfolios	(542)	5,044	1,712
Net investment in intangible assets	(751)	(514)	(771)
Net cash inflow on disposal of subsidiaries, businesses, associates and joint ventures	(19)	141	24
Net cash from investing activities	(3,793)	62,722	2,835
Issue of ordinary share capital and other equity instruments	4,150	3,727	1,469
Cancellation of shares	(986)	(1,000)	(2,000)
Net (purchases)/sales of own shares for market-making and investment purposes	43	(49)	(18)
Redemption of preference shares and other equity instruments	(6,078)	—	—
Subordinated loan capital repaid	(4,020)	(520)	(3,054)
Dividends paid to shareholders of the parent company and non-controlling interests	(4,965)	(3,266)	(5,739)
Net cash from financing activities	(11,856)	(1,108)	(9,342)
Net increase/(decrease) in cash and cash equivalents	(22,289)	49,732	(5,103)
Cash and cash equivalents at the beginning of the period	337,412	274,550	335,828
Exchange differences in respect of cash and cash equivalents	(5,415)	11,546	6,687
Cash and cash equivalents at the end of the period	309,708	335,828	337,412
For footnote, see page 83.

82	HSBC Holdings plc

Consolidated statement of changes in equity
				Other reserves
	Called up share capital and share premium[5]	Other equity instru-ments[6,7]	Retained earnings	Financial assets at FVOCI reserve[8]	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share-holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2017	20,337	22,250	139,999	(350)	(222)	(19,072)	27,308	190,250	7,621	197,871
Impact on transition to IFRS 9	—	—	(585)	(1,021)	—	—	—	(1,606)	(41)	(1,647)
At 1 Jan 2018	20,337	22,250	139,414	(1,371)	(222)	(19,072)	27,308	188,644	7,580	196,224
Profit for the period	—	—	7,748	—	—	—	—	7,748	668	8,416
Other comprehensive income (net of tax)	—	—	1,589	(273)	(66)	(4,194)	—	(2,944)	(86)	(3,030)
– debt instruments at fair value through other comprehensive income	—	—	—	(264)	—	—	—	(264)	(1)	(265)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(9)	—	—	—	(9)	(21)	(30)
– cash flow hedges	—	—	—	—	(66)	—	—	(66)	(2)	(68)
– changes in fair value of financial liabilities designated at fair value arising from changes in own credit risk	—	—	1,346	—	—	—	—	1,346	(1)	1,345
– remeasurement of defined benefit asset/liability	—	—	300	—	—	—	—	300	(3)	297
– share of other comprehensive income of associates and joint ventures	—	—	(57)	—	—	—	—	(57)	—	(57)
– exchange differences	—	—	—	—	—	(4,194)	—	(4,194)	(58)	(4,252)
Total comprehensive income for the period	—	—	9,337	(273)	(66)	(4,194)	—	4,804	582	5,386
Shares issued under employee remuneration and share plans	582	—	(570)	—	—	—	—	12	—	12
Shares issued in lieu of dividends and amounts arising thereon	—	—	606	—	—	—	—	606	—	606
Capital securities issued	—	4,150	—	—	—	—	—	4,150	—	4,150
Dividends to shareholders	—	—	(6,904)	—	—	—	—	(6,904)	(461)	(7,365)
Redemption of securities	—	(5,827)	(237)	—	—	—	—	(6,064)	—	(6,064)
Cost of share-based payment arrangements	—	—	274	—	—	—	—	274	—	274
Cancellation of shares	(986)	—	(1,014)	—	—	—	—	(2,000)	—	(2,000)
Other movements	—	—	2	83	—	—	—	85	(14)	71
At 30 Jun 2018	19,933	20,573	140,908	(1,561)	(288)	(23,266)	27,308	183,607	7,687	191,294
At 1 Jan				Other reserves
At 1 Jan	Called up share capital and share premium	Other equity instru- ments[6]	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share- holders’ equity	Non- controlling interests	Total equity
At 1 Jan	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2017	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578
Profit for the period	—	—	7,510	—	—	—	—	7,510	538	8,048
Other comprehensive income (net of tax)	—	—	536	468	16	5,222	—	6,242	81	6,323
– available-for-sale investments	—	—	—	468	—	—	—	468	16	484
– cash flow hedges	—	—	—	—	16	—	—	16	8	24
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	(1,156)	—	—	—	—	(1,156)	—	(1,156)
– remeasurement of defined benefit asset/liability[1]	—	—	1,698	—	—	—	—	1,698	10	1,708
– share of other comprehensive income of associates and joint ventures	—	—	(6)	—	—	—	—	(6)	—	(6)
– exchange differences	—	—	—	—	—	5,222	—	5,222	47	5,269
Total comprehensive income for the period	—	—	8,046	468	16	5,222	—	13,752	619	14,371
Shares issued under employee remuneration and share plans	542	—	(535)	—	—	—	—	7	—	7
Shares issued in lieu of dividends and amounts arising thereon	—	—	2,771	—	—	—	—	2,771	—	2,771
Capital securities issued	—	3,720	—	—	—	—	—	3,720	—	3,720
Dividends to shareholders	—	—	(6,795)	—	—	—	—	(6,795)	(420)	(7,215)
Cost of share-based payment arrangements	—	—	267	—	—	—	—	267	—	267
Cancellation of shares	(1,000)	—	—	—	—	—	—	(1,000)	—	(1,000)
Other movements	—	—	288	—	—	—	—	288	(1)	287
At 30 Jun 2017	22,257	20,830	140,837	(9)	(11)	(22,816)	27,308	188,396	7,390	195,786
For footnotes, see page 83.

HSBC Holdings plc	83

Financial Statements (unaudited)

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments[6]	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2017	22,257	20,830	140,837	(9)	(11)	(22,816)	27,308	188,396	7,390	195,786
Profit for the period	—	—	3,288	—	—	—	—	3,288	543	3,831
Other comprehensive income (net of tax)	—	—	(208)	(337)	(210)	3,744	—	2,989	71	3,060
– available-for-sale investments	—	—	—	(337)	—	—	—	(337)	(1)	(338)
– cash flow hedges	—	—	—	—	(210)	—	—	(210)	(6)	(216)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	(868)	—	—	—	—	(868)	—	(868)
– remeasurement of defined benefit asset/liability[1]	—	—	697	—	—	—	—	697	14	711
– share of other comprehensive income of associates and joint ventures	—	—	(37)	—	—	—	—	(37)	—	(37)
– exchange differences	—	—	—	—	—	3,744	—	3,744	64	3,808
Total comprehensive income for the period	—	—	3,080	(337)	(210)	3,744	—	6,277	614	6,891
Shares issued under employee remuneration and share plans	80	—	(31)	—	—	—	—	49	—	49
Shares issued in lieu of dividends and amounts arising thereon	—	—	435	—	—	—	—	435	—	435
Capital securities issued	—	1,420	—	—	—	—	—	1,420	—	1,420
Dividends to shareholders	—	—	(4,756)	—	—	—	—	(4,756)	(240)	(4,996)
Cost of share-based payment arrangements	—	—	233	—	—	—	—	233	—	233
Cancellation of shares	(2,000)	—	—	—	—	—	—	(2,000)	—	(2,000)
Other movements	—	—	201	(4)	(1)	—	—	196	(143)	53
At 31 Dec 2017	20,337	22,250	139,999	(350)	(222)	(19,072)	27,308	190,250	7,621	197,871

Footnotes to financial statements

1	As a result of the remeasurement of the defined benefit pension obligation of the HSBC Bank (UK) Pension Scheme there was an actuarial gain of $2,024m in 1H17 and an actuarial loss of $294m in 2H17.

2
Includes structured deposits placed at HSBC Bank USA and HSBC Trust Company (Delaware) National Association. These are insured by the Federal Deposit Insurance Corporation, a US Government agency, up to $250,000 per depositor. Structured deposits are presented in ‘Accruals, deferred income and other liabilities’ from 1 January 2018. Comparatives have not been restated. See note 14 for further detail.

3	Structured liabilities have moved from ’Trading liabilities’ to ‘Financial liabilities designated at fair value’. Comparatives have not been restated. See note 14 for further detail.

4	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

5	In May 2018, HSBC announced a share buy-back of $2.0bn. At 30 June 2018 $1.0bn of shares had been bought back and cancelled.

6
During 2018, HSBC Holdings issued $4,150m of perpetual subordinated contingent convertible capital securities, on which there were $8m of external issuance costs, $34m of intra-group issuance costs and $8m of tax benefits, which are classified as equity under IFRSs. During 1H17, HSBC Holdings issued $3,000m and SGD1,000m of perpetual subordinated contingent convertible capital securities, on which there were $10m of external issuance costs, $27m of intra-group issuance costs and $7m of tax benefits, which are classified as equity under IFRSs. During 2H17 HSBC Holdings issued €1,250m of perpetual subordinated contingent convertible capital securities, on which there were $4m of external issuance costs, $10m of intra-group issuance costs and $3m of tax benefits, which are classified as equity under IFRSs.

7	During 2018, HSBC Holdings redeemed its $2,200m 8.125% perpetual subordinated capital securities and its $3,800m 8.000% perpetual subordinated capital securities, Series 2, on which there were $172m of external issuance costs, which are classified as equity under IFRSs.

8	The $350m at 31 December 2017 represents the IAS 39 Available-for-sale fair value reserve as at 31 December 2017.

9	Balances at 1 January 2018 have been prepared in accordance with accounting policies referred to on page 84. 31 December 2017 balances have not been re-presented.

10
The classification and measurement requirements under IFRS 9, which was adopted from 1 January 2018, are based on an entity’s assessment of both the business model for managing the assets and the contractual cash flow characteristics of the assets. The standard contains a classification for items measured mandatorily at fair value through profit or loss as a residual category. Given its residual nature, the presentation of the income statement has been updated to separately present items in this category which are of a dissimilar nature or function, in line with IAS 1 ‘Presentation of financial statements’ requirements. Comparative data has been re-presented. There is no net impact on total operating income.

11
Prior to 2018 foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018 we have grouped the presentation of the entire effect of foreign exchange exposure in profit or loss and presented it within ‘net income from financial instruments held for trading or managed on a fair value basis’. Comparative data have been re-presented. There is no net impact on total operating income and the impact on ‘changes in fair value of long-term debt and related derivatives’ is $(276)m in 1H17 and $(241)m in 2H17.

84	HSBC Holdings plc

Notes on the Financial Statements
		Page			Page
1	Basis of preparation and significant accounting policies	85	9	Interests in associates and joint ventures	101
2	Net fee income	90	10	Provisions	102
3	Dividends	90	11	Contingent liabilities, contractual commitments and guarantees	103
4	Earnings per share	91	12	Legal proceedings and regulatory matters	103
5	Fair values of financial instruments carried at fair value	92	13	Transactions with related parties	109
6	Fair values of financial instruments not carried at fair value	99	14	Effects of reclassification upon adoption of IFRS 9	110
7	Derivatives	99	15	Events after the balance sheet date	114
8	Financial investments	100	16	Interim Report 2018 and statutory accounts	114

1	Basis of preparation and significant accounting policies

(a)	Compliance with International Financial Reporting Standards
The interim condensed consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. Therefore they include an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of HSBC since the end of 2017. These financial statements should be read in conjunction with the Annual Report and Accounts 2017, the information about the application of IFRS 9 ‘Financial Instruments’ set out below and the new policies for financial instruments as described on pages 16 to 20 of our Report on Transition to IFRS 9 ‘Financial Instruments’ 1 January 2018.
At 30 June 2018, there were no unendorsed standards effective for the half-year to 30 June 2018 affecting these financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.
Standards applied during the half-year to 30 June 2018
HSBC has adopted the requirements of IFRS 9 from 1 January 2018, with the exception of the provisions relating to the presentation of gains and losses on financial liabilities designated at fair value, which were adopted from 1 January 2017. This includes the adoption of ‘Prepayment Features with Negative Compensation (Amendments to IFRS 9)’ which is effective for annual periods beginning on or after 1 January 2019, with early adoption permitted. The effect of its adoption is not considered to be significant. IFRS 9 includes an accounting policy choice to remain with IAS 39 hedge accounting, which HSBC has exercised. The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application. As permitted by IFRS 9, HSBC has not restated comparatives. Adoption reduced net assets at 1 January 2018 by $1,647m as set out in Note 14.
The effect of IFRS 9 on the carrying value of investments in associates has been updated along with the related deferred tax and this has resulted in a change of $643m from the previously disclosed impact.
In addition, HSBC has adopted the requirements of IFRS 15 ‘Revenue from contracts with customers’ and a number of interpretations and amendments to standards which have had an insignificant effect on the consolidated financial statements of HSBC.
IFRS 9 transitional requirements
The transition requirements of IFRS 9 have necessitated a review of the designation of financial instruments at fair value. IFRS 9 requires that the designation is revoked where there is no longer an accounting mismatch at 1 January 2018 and permits designations to be revoked or additional designations created at 1 January 2018 if there are accounting mismatches at that date. As a result:

•	fair value designations for financial liabilities have been revoked where the accounting mismatch no longer exists, as required by IFRS 9; and

•
fair value designations have been revoked for certain long-dated securities where accounting mismatches continue to exist, but where HSBC has revoked the designation as permitted by IFRS 9 since it will better mitigate the accounting mismatch by undertaking fair value hedge accounting.

The results of these changes are included in the reconciliation set out in Note 14.
Changes in accounting policy
While not necessarily required by the adoption of IFRS 9, the following voluntary changes in accounting policy and presentation have been made as a result of reviews carried out in conjunction with its adoption. The effect of presentational changes at 1 January 2018 is included in the reconciliation set out in Note 14 and comparatives have not been restated.

•
We have considered market practices for the presentation of certain financial liabilities which contain both deposit and derivative components. We have concluded that a change in accounting policy and presentation from ‘trading customer accounts and other debt securities in issue’ would be appropriate, since it would better align with the presentation of similar financial instruments by peers and therefore provide more relevant information about the effect of these financial liabilities on our financial position and performance. As a result, rather than being classified as held for trading, we will designate these financial liabilities as at fair value through profit or loss since they are managed and their performance evaluated on a fair value basis. A further consequence of this change in presentation is that the effects of changes in the liabilities’ credit risk will be presented in ‘Other comprehensive income’ with the remaining effect presented in profit or loss in accordance with Group accounting policy adopted in 2017 (following the adoption of the requirements in IFRS 9 relating to the presentation of gains and losses on financial liabilities designated at fair value).

•
Cash collateral, margin and settlement accounts have been reclassified from ‘Trading assets’ and ‘Loans and advances to banks and customers’ to ‘Prepayments, accrued income and other assets’ and from ‘Trading liabilities’ and ‘Deposits by banks’ and ‘Customer accounts‘ to ‘Accruals, deferred income and other liabilities’. The change in presentation for financial assets is in accordance with IFRS 9 and the change in presentation for financial liabilities is considered to provide more relevant information, given the change in presentation for the financial assets. The change in presentation for financial liabilities has had no effect on measurement of these items and therefore on retained earnings or profit for any period.

HSBC Holdings plc	85

Notes on the Financial Statements (unaudited)

•
Certain stock borrowing assets have been reclassified from ‘Loans and advances to banks and customers’ to ‘Trading assets’. The change in measurement is a result of the determination of the global business model for this activity and will align the presentation throughout the Group.

•
Prior to 2018, foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018, we have grouped the presentation of the entire effect of foreign exchange exposure in profit or loss and presented it within ‘Net income from financial instruments held for trading or managed on a fair value basis’. Comparative data has been re-presented.

Differences between IAS 39 and IFRS 9
Classification and measurement
Key similarities and differences between IAS 39 and IFRS 9 for the classification and measurement of financial assets are set out below. There are no differences for financial liabilities, except for the presentation of gains and losses on financial liabilities designated at fair value and the requirements to reconsider fair value designation on transition to IFRS 9.

	IAS 39	IFRS 9
Classification criteria
Financial assets are measured at amortised cost (loans & receivables and held to maturity), FVOCI (AFS), or fair value through profit or loss (derivatives and trading) based on the nature of the instrument and the purpose for which it is held. Embedded derivatives are separated from their host contract unless the contract as a whole is measured at fair value through profit or loss. The fair value option applies where there are non-closely related embedded derivatives that are not bifurcated, financial instruments are managed on a fair value basis or where measuring at fair value through profit or loss would reduce or eliminate an accounting mismatch. AFS is the default category.

Debt instruments are measured at amortised cost or FVOCI based on their contractual terms and the business model in which they are held as set out in the accounting policies above. The concept of embedded derivatives does not apply to financial assets. Therefore, the fair value option only applies where it would reduce or eliminate an accounting mismatch. Fair value through profit or loss is the default category.
Equity securities are measured at fair value through profit or loss unless, where permitted by IFRS 9, the option has been exercised to measure at FVOCI.

Presentation	Upon disposal of AFS securities (debt instruments and equity securities) the cumulative gains or losses in other comprehensive income are recognised in profit or loss.
Upon disposal of debt instruments measured at FVOCI the cumulative gains or losses in other comprehensive income are recognised in profit or loss. Cumulative gains or losses in other comprehensive income are not recognised in profit or loss on the disposal of equity securities measured at FVOCI.

A reconciliation of presentational and measurement differences resulting from the adoption of IFRS 9 at 1 January 2018 is set out in
Note 14.
In general:

•	loans and advances to banks and to customers and non-trading reverse repurchase agreements that are classified as loans and receivables under IAS 39 are measured at amortised cost under IFRS 9;

•	financial assets designated at fair value through profit and loss (‘FVPL’) remain at FVPL, because it is required under IFRS 9 or the designation will continue;

•
debt securities classified as available for sale are measured at amortised cost or FVOCI, with a small minority at FVPL either because of their contractual cash flow characteristics or the business model within which they are held;

•	debt securities classified as held to maturity are measured at amortised cost;

•	treasury and other eligible bills classified as available for sale are measured at amortised cost or FVOCI depending upon the business model in which they are held; and

•
all equity securities remain measured at fair value. A significant majority have fair value movements shown in profit or loss, while a minority have fair value movements presented in other comprehensive income. The equity securities for which fair value movements are shown in other comprehensive income are business facilitation and other similar investments where HSBC holds the investments other than to generate a capital return.

Impairment
The recognition and measurement of impairment is intended to be more forward-looking than under IAS 39 and the resulting impairment charge may be more volatile. The adoption has resulted in an increase in the total level of impairment allowances as set out in Note 14, since all financial assets are assessed for at least 12-month ECL and the population of financial assets to which lifetime ECL applies is larger than the population for which there is objective evidence of impairment in accordance with IAS 39.

86	HSBC Holdings plc

Key similarities and differences between IAS 39 and IFRS 9

	IAS 39	IFRS 9
Scope
For amortised cost assets, impairment is recognised when there is objective evidence of impairment. Losses are measured by comparing the carrying amount with the discounted future cash flows. Losses which may arise from future events are not recognised.
For available-for-sale financial assets, impairment is recognised when there is objective evidence of a shortfall in the recovery of future cash flows. Impairment is measured as the decrease in fair value below the original cost at initial recognition.

The same recognition and measurement requirements apply to both amortised cost and FVOCI financial assets. Impairment is not recognised on equity securities which are measured at FVOCI. Impairment is recognised for all financial assets in scope at either 12-month ECL or lifetime ECL. All reasonable and supportable information, including information about past events, current conditions and reasonable and supportable forecasts of economic conditions at the reporting date is used in measuring ECL.

Application	Accounting policies generally make a distinction between individually significant loans and homogeneous groups of loans which are assessed collectively.
The distinction between individual and collective assessment is less relevant. In general, whether loans are managed through wholesale credit risk systems or retail credit risk systems is relevant because of differences in the types of information available and the way credit risk is managed.

Impaired/Stage 3
The criteria used to determine whether there is objective evidence of impairment are the same for individually significant loans assessed under IAS 39 and for IFRS 9.
The determination of the realisable value of security is based on the most recently updated market value at the time the impairment assessment is performed and is not adjusted for expected future changes in market prices.
Statistical methods are used to determine impairment losses on a collective basis for homogeneous groups of loans that are not considered individually significant using either roll rate methodologies or historical loss rate experience for loans. Under these methodologies, impairment allowances are recognised at a portfolio level. However, loans are classified as impaired for presentation purposes when they are more than 90 days past due or have been renegotiated for credit risk reasons. For retail loans, an exception is made for individual loans that are in arrears by more than 90 days but have been individually assessed to have no indications of impairment, and these are not classified as impaired.

The stage 3 population is consistent with impaired loans under IAS 39 which are considered individually significant.
For wholesale loans, individual discounted cash flow calculations continue to be performed. However, the net realisable value of security is adjusted for expected future changes in market and the losses reflecting cash flows under different scenarios are probability-weighted to determine the ECL rather than using the best estimate of cash flows.
For the retail population, stage 3 is determined by considering the relevant objective evidence, primarily whether contractual payments of either principal or interest are past due for more than 90 days, or a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition, or the loan is otherwise considered to be in default.
The impairment allowance is determined by the same calculation used for stage 2, with the probability of default set to 1. The result may, therefore, not be the same as that determined by the IAS 39 statistical methods and the population disclosed as stage 3 will not necessarily correspond with that disclosed as impaired in accordance with IAS 39.

Stage 2	This is not an IAS 39 concept.
An assessment of whether credit risk has increased significantly since initial recognition, resulting in transfer to stage 2, is performed at each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument. The assessment explicitly or implicitly compares the risk of default occurring at the reporting date compared to that at initial recognition, taking into account reasonable and supportable information, including information about past events, current conditions and future economic conditions. The assessment is unbiased, probability-weighted, and to the extent relevant, uses forward-looking information consistent with that used in the measurement of ECL. The analysis of credit risk is multifactor. The determination of whether a specific factor is relevant and its weight compared with other factors depends on the type of product, the characteristics of the financial instrument and the borrower, and the geographical region. Therefore, it is not possible to provide a single set of criteria that will determine what is considered to be a significant increase in credit risk and these criteria will differ for different types of lending, particularly between retail and wholesale. However, unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when 30 days past due. In addition, wholesale loans that are individually assessed, typically corporate and commercial customers, and included on a watch or worry list are included in stage 2. For wholesale portfolios, the quantitative comparison assesses default risk using a lifetime probability of default which encompasses a wide range of information including the obligor’s customer risk rating, macroeconomic condition forecasts and credit transition probabilities. Significant increase in credit risk is measured by comparing the average PD for the remaining term estimated at origination with the equivalent estimation at reporting date (or that the origination PD has doubled in the case of origination CRR greater than 3.3). The significance of changes in PD was informed by expert credit risk judgement, referenced to historical credit migrations and to relative changes in external market rates. The quantitative measure of significance varies depending on the credit quality at origination as follows:

HSBC Holdings plc	87

Notes on the Financial Statements (unaudited)

	IAS 39	IFRS 9
		Origination CRR	Significance trigger – PD to increase by
		0.1–1.2	15bps
		2.1–3.3	30bps
		Greater than 3.3 and not impaired	2x
For loans originated prior to the implementation of IFRS 9, the origination PD does not include adjustments to reflect expectations of future macroeconomic conditions since these are not available without the use of hindsight. In the absence of this data, origination PD must be approximated assuming through-the-cycle (‘TTC’) PDs and TTC migration probabilities, consistent with the instrument’s underlying modelling approach and the CRR at origination. For these loans, the quantitative comparison is supplemented with additional CRR deterioration-based thresholds as set out in the table below:

		Origination CRR	Additional significance criteria – Number of CRR grade notches of deterioration required to identify as significant credit deterioration (stage2) ≥
		0.1	5 notches
		1.1–4.2	4 notches
		4.3–5.1	3 notches
		5.2–7.1	2 notches
		7.2–8.2	1 notches
		8.3	0 notches
For retail portfolios, default risk is assessed using a reporting date 12-month PD derived from credit scores which incorporate all available information about the customer. This PD is adjusted for the effect of macroeconomic forecasts for periods longer than 12 months and is considered to be a reasonable approximation of a lifetime PD measure. Retail exposures are first segmented into homogeneous portfolios, generally by country, product and brand. Within each portfolio, the stage 2 accounts are defined as accounts with an adjusted 12-month PD greater than the average 12-month PD of loans in that portfolio 12 months before they become 30 days past due. The expert credit risk judgement is that no prior increase in credit risk is significant. This portfolio-specific threshold identifies loans with a PD higher than would be expected from loans that are performing as originally expected and higher than that which would have been acceptable at origination. It therefore approximates a comparison of origination to reporting date PDs.

Stage 1
This is not an IAS 39 concept. However, incurred but not yet identified impairment is assessed on loans for which no evidence of impairment has been specifically identified by estimating a collective allowance determined after taking into account factors including the estimated period between impairment occurring and the loss being identified. This is assessed empirically on a periodic basis and may vary over time. Similarly, for homogeneous groups of loans and advances which are assessed under IAS 39 on a collective basis, the inherent loss is determined using risk factors including the period of time between loss identification and write-off which is regularly benchmarked against actual outcomes.

Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12-month ECL. This 12-month time horizon is likely to be equal to or longer than the period estimated under IAS 39 (typically between 6 and 12 months).

Movement between stages	This is not an IAS 39 concept.
Financial assets can be transferred between the different categories depending on their relative increase in credit risk since initial recognition. Financial instruments are transferred out of stage 2 if their credit risk is no longer considered to be significantly increased since initial recognition based on the assessments described above. Except for renegotiated loans, financial instruments are transferred out of stage 3 when they no longer exhibit any evidence of credit impairment as described above. Renegotiated loans will continue to be in stage 3 until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, observed over a minimum one-year period and there are no other indicators of impairment. For loans that are assessed for impairment on a portfolio basis, the evidence typically comprises a history of payment performance against the original or revised terms, as appropriate to the circumstances. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case-by-case basis.

88	HSBC Holdings plc

	IAS 39	IFRS 9
Measurement of ECL	Loan impairment allowances represent management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.
The assessment of credit risk, and the estimation of ECL, are unbiased and probability-weighted, and incorporate all available information which is relevant to the assessment including information about past events, current conditions and reasonable and supportable forecasts of future events and economic conditions at the reporting date. In addition, the estimation of ECL should take into account the time value of money.
In general, HSBC calculates ECL using three main components: a probability of default; a loss given default; and the exposure at default (‘EAD’).
The 12-month ECL is calculated by multiplying the 12-month PD, LGD and EAD. Lifetime ECL is calculated using the lifetime PD instead. The 12-month and lifetime PDs represent the probability of default occurring over the next 12 months and the remaining maturity of the instrument respectively.
The EAD represents the expected balance at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdowns of committed facilities. The LGD represents expected losses on the EAD given the event of default, taking into account, among other attributes, the mitigating effect of collateral value at the time it is expected to be realised and the time value of money.
Expected credit loss is measured from the initial recognition of the financial asset. The maximum period considered when measuring ECL (be it 12-month or lifetime ECL) is the maximum contractual period over which HSBC is exposed to credit risk. For wholesale overdrafts, credit risk management actions are taken no less frequently than on an annual basis and therefore this period is to the expected date of the next substantive credit review. The date of the substantive credit review also represents the initial recognition of the new facility. However, where the financial instrument includes both a drawn and undrawn commitment and the contractual ability to demand repayment and cancel the undrawn commitment does not serve to limit HSBC’s exposure to credit risk to the contractual notice period, the contractual period does not determine the maximum period considered. Instead, ECL is measured over the period HSBC remains exposed to credit risk that is not mitigated by credit risk management actions. This applies to retail overdrafts and credit cards, where the period is the average time taken for stage 2 exposures to default or close as performing accounts, determined on a portfolio basis and ranging from between two and six years. In addition, for these facilities it is not possible to identify the ECL on the loan commitment component separately from the financial asset component. As a result, the total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
HSBC will in general apply three forward-looking global economic scenarios determined with reference to external forecast distributions, the Consensus Economic Scenario approach. This approach is considered sufficient to calculate unbiased expected loss in most economic environments. Further information about this methodology is included in ‘Measurement of uncertainty and sensitivity analysis of ECL’ from page 53.

(b)	Use of estimates and judgements
Management believes that HSBC’s critical accounting estimates and judgements are those which relate to impairment of amortised cost and FVOCI financial assets, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. The implementation of IFRS 9 resulted in a change to the assessment of the critical accounting estimates and judgements related to impairment of financial assets.
In determining ECL, management is required to exercise judgement in defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. Judgement has been applied in determining the lifetime and point of initial recognition of revolving facilities.
The PD, LGD and EAD models which support these determinations are reviewed regularly in light of differences between loss estimates and actual loss experience, but given that IFRS 9 requirements have only just been applied, there has been little time available to make these comparisons. Therefore, the underlying models and their calibration, including how they react to forward-looking economic conditions, remain subject to review and refinement. This is particularly relevant for lifetime PDs, which have not been previously used in regulatory modelling and for the incorporation of ‘Upside scenarios’ which have not generally been subject to experience gained through stress testing.
The exercise of judgement in making estimations requires the use of assumptions which are highly subjective and very sensitive to the risk factors, in particular to changes in economic and credit conditions across a large number of geographical areas. Many of the factors have a high degree of interdependency and there is no single factor to which loan impairment allowances as a whole are sensitive. Pages 53 to 56 set out the assumptions underlying the Central scenario and information about how scenarios are developed in relation to the Group’s top and emerging risks and its judgements, informed by consensus forecasts of professional industry forecasters. The adjustment from the ECL determined by using the Central scenario alone, which is used to calculate an unbiased expected loss, provides an indication of the overall sensitivity of ECL to different economic assumptions. There were no other changes in the current period to the critical accounting estimates and judgements applied in 2017, which are stated on pages 30, 31 and 196 of the Annual Report and Accounts 2017.

HSBC Holdings plc	89

Notes on the Financial Statements (unaudited)

(c)	Composition of Group
There were no material changes in the composition of the Group in the half-year to 30 June 2018.

(d)	Future accounting developments
In January 2016, the IASB issued IFRS 16 ‘Leases’ with an effective date for annual periods beginning on or after 1 January 2019. IFRS 16 results in lessees accounting for most leases within the scope of the standard in a manner similar to that in which finance leases are currently accounted for under IAS 17 ‘Leases’. Lessees will recognise a ‘right of use’ asset and a corresponding financial liability on the balance sheet. The asset will be amortised over the length of the lease, and the financial liability measured at amortised cost. Lessor accounting remains substantially the same as under IAS 17. HSBC is currently assessing the impact of IFRS 16, and it is not practicable to quantify the effect at the date of the publication of these financial statements.
IFRS 17 ‘Insurance contracts’ was issued in May 2017 and sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2021 and HSBC is considering its impact.

(e)	Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.

(f)	Accounting policies
Except as described above, the accounting policies applied by HSBC for these interim condensed consolidated financial statements are consistent with those described on pages 186 to 194 of the Annual Report and Accounts 2017, as are the methods of computation.

2	Net fee income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
Net fee income by product	$m	$m	$m
Account services	1,156	1,123	1,121
Funds under management	1,149	1,061	1,127
Cards	965	930	1,064
Credit facilities	897	873	845
Broking income	710	564	627
Unit trusts	613	516	494
Underwriting	431	485	344
Global custody	378	326	366
Imports/exports	362	379	357
Remittances	361	372	387
Insurance agency commission	233	209	201
Other	1,214	1,068	1,014
Fee income	8,469	7,906	7,947
Less: fee expense	(1,702)	(1,415)	(1,627)
Net fee income	6,767	6,491	6,320
Net fee income by global business
Retail Banking and Wealth Management	2,795	2,516	2,640
Commercial Banking	1,874	1,774	1,744
Global Banking and Markets	1,745	1,875	1,614
Global Private Banking	389	355	349
Corporate Centre	(36)	(29)	(27)

3	Dividends
On 6 August 2018, the Directors declared a second interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2018. This distribution amounts to approximately $2,015m and will be payable on 27 September 2018. No liability is recognised in the financial statements in respect of this dividend.

90	HSBC Holdings plc

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2018			30 Jun 2017			31 Dec 2017
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.21	4,197	393	0.21	4,169	1,945	—	—	—
In respect of current year:
– first interim dividend	0.10	2,007	213	0.10	2,005	826	—	—	—
– second interim dividend	—	—	—	—	—	—	0.10	2,014	193
– third interim dividend	—	—	—	—	—	—	0.10	2,005	242
Total	0.31	6,204	606	0.31	6,174	2,771	0.20	4,019	435
Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45
Total coupons on capital securities classified as equity		655			576			692
Dividends to shareholders		6,904			6,795			4,756

Total coupons on capital securities classified as equity
				Half-year to
				30 Jun	30 Jun	31 Dec
				2018	2017	2017
		First	Per	Total	Total	Total
	Footnotes	call date	security	$m	$m	$m
Perpetual subordinated capital securities	1
– $2,200m issued at 8.125%		Apr 2013	$2.032	89	89	90
– $3,800m issued at 8.000%		Dec 2015	$2.000	76	152	152
Perpetual subordinated contingent convertible securities	2
– $1,500m issued at 5.625%		Jan 2020	$56.250	42	42	42
– $2,000m issued at 6.875%		Jun 2021	$68.750	69	69	69
– $2,250m issued at 6.375%		Sep 2024	$63.750	72	72	71
– $2,450m issued at 6.375%		Mar 2025	$63.750	78	78	78
– $3,000m issued at 6.000%		May 2027	$60.000	90	—	90
– €1,500m issued at 5.250%		Sep 2022	€52.500	48	42	47
– €1,000m issued at 6.000%		Sep 2023	€60.000	37	32	36
– SGD1,000m issued at 4.700%		Jun 2022	SGD47.000	18	—	17
– €1,250m issued at 4.750%		July 2029	€47.500	36	—	—
Total				655	576	692

1	Discretionary coupons are paid quarterly on the perpetual subordinated capital securities, in denominations of $25 per security.

2	Discretionary coupons are paid twice a year on the perpetual subordinated contingent convertible securities, in denominations of 1,000 per security in each security’s issuance currency.
In March 2018, HSBC issued both $2,350m of 6.250% perpetual subordinated contingent convertible securities and $1,800m of 6.500% perpetual subordinated contingent convertible securities. These contingent convertible securities are classified as equity under IFRSs. Discretionary coupons are paid semi-annually on these contingent convertible securities and none were declared in 1H18. On 4 May 2018, HSBC gave notice to redeem the $2,200m and $3,800m perpetual subordinated capital securities, and from this point the instruments ceased to meet the classification requirements to be recognised as equity. Therefore, the final coupons of $25m and $68m, which were paid respectively upon redemption, are not included in the above.

4	Earnings per share

Profit attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2018	2017	2017
	$m	$m	$m
Profit attributable to shareholders of the parent company	7,748	7,510	3,288
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(530)	(466)	(559)
Profit attributable to ordinary shareholders of the parent company	7,173	6,999	2,684

HSBC Holdings plc	91

Notes on the Financial Statements (unaudited)

Basic and diluted earnings per share
		Half-year to
		30 Jun 2018			30 Jun 2017			31 Dec 2017
		Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	Footnote	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic	1	7,173	19,998	0.36	6,999	19,916	0.35	2,684	20,027	0.13
Effect of dilutive potential ordinary shares			86			90			104
Diluted	1	7,173	20,084	0.36	6,999	20,006	0.35	2,684	20,131	0.13

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

5	Fair values of financial instruments carried at fair value
The accounting policies, control framework and hierarchy used to determine fair values at 30 June 2018 are consistent with those applied for the Annual Report and Accounts 2017, amended as per IFRS 9.

Financial instruments carried at fair value and bases of valuation
		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	$m	$m	$m	$m
Recurring fair value measurements
At 30 Jun 2018
Assets
Trading assets	173,848	67,497	6,547	247,892
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	25,021	10,651	5,006	40,678
Derivatives	1,756	223,746	2,470	227,972
Financial investments	244,816	76,637	2,228	323,681
Liabilities
Trading liabilities	62,875	20,895	75	83,845
Financial liabilities designated at fair value	5,549	142,081	4,355	151,985
Derivatives	1,558	219,533	1,870	222,961

At 31 Dec 2017
Assets
Trading assets	181,168	101,775	5,052	287,995
Financial assets designated at fair value	24,622	3,382	1,460	29,464
Derivatives	1,017	216,357	2,444	219,818
Financial investments	227,943	104,692	3,432	336,067
Liabilities
Trading liabilities	62,710	117,451	4,200	184,361
Financial liabilities designated at fair value	4,164	90,265	—	94,429
Derivatives	1,635	213,242	1,944	216,821

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2018
Transfers from Level 1 to Level 2	12	233	2	1	42	—	—
Transfers from Level 2 to Level 1	13,163	5,143	—	128	2,261	—	138

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2017
Transfers from Level 1 to Level 2	2,231	1,507	—	—	35	—	—
Transfers from Level 2 to Level 1	11,173	1,384	—	—	683	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.

92	HSBC Holdings plc

Fair value adjustments
Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GB&M. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments
	At
	30 Jun 2018		31 Dec 2017
	GB&M	Corporate Centre	GB&M	Corporate Centre
	$m	$m	$m	$m
Type of adjustment
Risk-related	1,062	57	1,078	79
– bid-offer	439	3	413	5
– uncertainty	112	3	91	8
– credit valuation adjustment	410	46	420	59
– debit valuation adjustment	(144)	—	(82)	—
– funding fair value adjustment	226	5	233	7
– other	19	—	3	—
Model-related	(21)	3	92	13
– model limitation	(28)	3	92	6
– other	7	—	—	7
Inception profit (Day 1 P&L reserves)[1]	80	—	106	—
	1,121	60	1,276	92

1	See Note 7 on the Financial Statements on page 98.
Fair value adjustments decreased by $187m during 1H18. The most significant movement was an absolute reduction of $123m in respect of the model limitation adjustments following model enhancements and new positions which gave rise to an offsetting adjustment.
A description of HSBC’s risk-related and model-related adjustments is provided on pages 208 and 209 of the Annual Report and Accounts 2017.
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value[1]	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	457	27	4,388	—	4,872	17	—	—	17
Asset-backed securities	1,022	1,223	4	—	2,249	—	—	—	—
Loans held for securitisation	—	—	50	—	50	—	—	—	—
Structured notes	—	3	—	—	3	58	4,355	—	4,413
Derivatives with monolines	—	—	—	75	75	—	—	—	—
Other derivatives	—	—	—	2,395	2,395	—	—	1,869	1,869
Other portfolios	749	5,294	564	—	6,607	—	—	1	1
At 30 Jun 2018	2,228	6,547	5,006	2,470	16,251	75	4,355	1,870	6,300
Private equity including strategic investments	2,012	38	1,458	—	3,508	20	—	—	20
Asset-backed securities	1,300	1,277	—	—	2,577	—	—	—	—
Loans held for securitisation	—	24	—	—	24	—	—	—	—
Structured notes	—	3	—	—	3	4,180	—	—	4,180
Derivatives with monolines	—	—	—	113	113	—	—	—	—
Other derivatives	—	—	—	2,331	2,331	—	—	1,944	1,944
Other portfolios	120	3,710	2	—	3,832	—	—	—	—
At 31 Dec 2017	3,432	5,052	1,460	2,444	12,388	4,200	—	1,944	6,144

1	Designated at fair value through profit or loss.
The basis for determining the fair value of the financial instruments in the table above is explained on page 210 of the Annual Report and Accounts 2017.

HSBC Holdings plc	93

Notes on the Financial Statements (unaudited)

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
		Assets				Liabilities
		Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	Footnote	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2018		1,767	5,080	3,957	2,444	93	4,107	1,949

Total gains/(losses) recognised in profit or loss		253	228	245	126	(2)	(460)	(185)
– net income from financial instruments held for trading or managed on a fair value basis		—	228	—	126	(2)	—	(185)
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		—	—	—	—	—	(460)	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		—	—	245	—	—	—	—
– gains less losses from financial investments at fair value through other comprehensive income		253	—	—	—	—	—	—
– expected credit loss charges and other credit impairment charges		—	—	—	—	—	—	—
– fair value gains transferred to the income statement on disposal		—	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	1	64	(201)	(92)	(56)	(2)	(72)	(34)
– financial investments: fair value gains/(losses)		57	—	—	—	—	—	—
– cash flow hedges: fair value gains/(losses)		—	—	6	6	—	—	2
– fair value gains transferred to the income statement on disposal		—	—	—	—	—	—	—
– exchange differences		7	(201)	(98)	(62)	(2)	(72)	(36)
Purchases		242	4,032	1,202	—	2	46	—
New issuances		—	975	—	—	5	1,309	—
Sales		(24)	(1,212)	(98)	—	(4)	—	—
Settlements		(70)	(1,682)	(213)	137	—	(172)	317
Transfers out		(373)	(941)	(31)	(199)	(17)	(479)	(235)
Transfers in		369	268	36	18	—	76	58
At 30 Jun 2018		2,228	6,547	5,006	2,470	75	4,355	1,870
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2018		—	(47)	177	44	(5)	82	(111)
– net income from financial instruments held for trading or managed on a fair value basis		—	(47)	—	44	(5)	—	(111)
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		—	—	—	—	—	82	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		—	—	177	—	—	—	—
– loan impairment recoveries and other credit risk provisions		—	—	—	—	—	—	—

94	HSBC Holdings plc

Movement in Level 3 financial instruments (continued)
		Assets				Liabilities
		Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	Footnote	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2017		3,476	6,489	730	2,752	3,582	37	2,300
Total gains/(losses) recognised in profit or loss		329	(78)	43	(50)	103	(4)	39
– trading income/(expense) excluding net interest income		—	(78)	—	(50)	103	—	39
– net income/(expense) from other financial instruments designated at fair value		—	—	43	—	—	(4)	—
– gains less losses from financial investments		306	—	—	—	—	—	—
– loan impairment charges and other credit risk provisions		23	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	1	(84)	62	4	99	82	1	62
– available-for-sale investments: fair value gains		(150)	—	—	—	—	—	—
– cash flow hedges: fair value gains		—	—	—	(30)	—	—	(38)
– exchange differences		66	62	4	129	82	1	100
Purchases		50	635	321	—	—	—	—
New issuances		—	—	—	—	977	—	—
Sales		(536)	(2,161)	(1)	—	(12)	—	—
Settlements		(10)	(297)	(28)	(53)	(433)	—	67
Transfers out		(470)	(35)	(2)	(164)	(271)	(33)	(425)
Transfers in		694	189	—	85	22	—	20
At 30 Jun 2017		3,449	4,804	1,067	2,669	4,050	1	2,063
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2017		23	28	23	(48)	228	—	106
– trading income/(expense) excluding net interest income		—	28	—	(48)	228	—	106
– net income/(expense) from other financial instruments designated at fair value		—	—	23	—	—	—	—
– loan impairment recoveries and other credit risk provisions		23	—	—	—	—	—	—

At 1 Jul 2017		3,449	4,804	1,067	2,669	4,050	1	2,063
Total gains/(losses) recognised in profit or loss		22	(110)	(150)	202	51	(1)	361
– trading income/(expense) excluding net interest income		—	(110)	—	202	51	—	361
– net income/(expense) from other financial instruments designated at fair value		—	—	(150)	—	—	(1)	—
– gains less losses from financial investments		7	—	—	—	—	—	—
– loan impairment charges and other credit risk provisions		15	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	1	155	44	3	89	87	—	58
– available-for-sale investments: fair value gains		120	—	—	—	—	—	—
– cash flow hedges: fair value gains		—	(1)	3	7	—	—	3
– exchange differences		35	45	—	82	87	—	55
Purchases		150	868	806	2	5	—	23
New issuances		—	—	—	1	938	—	—
Sales		(403)	(1,060)	(129)	(8)	—	—	(12)
Settlements		(59)	(34)	(138)	(7)	(565)	—	(190)
Transfers out		(95)	(114)	(1)	(721)	(407)	—	(605)
Transfers in		213	654	2	217	41	—	246
At 31 Dec 2017		3,432	5,052	1,460	2,444	4,200	—	1,944
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2017		(7)	(138)	(169)	266	(345)	—	(503)
– trading income/(expense) excluding net interest income		—	(138)	—	266	(345)	—	(503)
– net income/(expense) from other financial instruments designated at fair value		—	—	(169)	—	—	—	—
– loan impairment recoveries and other credit risk provisions		(7)	—	—	—	—	—	—

1
Included in ‘Available-for-sale investments: fair value gains/(losses)’ for prior years and ‘financial investments: fair value gains/(losses)’ in the current year and ‘Exchange differences’ in the consolidated statement of comprehensive income.

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of Levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.

HSBC Holdings plc	95

Notes on the Financial Statements (unaudited)

Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions
		Reflected in profit or loss		Reflected in other comprehensive income
		Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	Footnote	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities	1	320	(270)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value		344	(279)	—	—
Financial investments		48	(51)	15	(10)
At 30 Jun 2018		712	(600)	15	(10)

Derivatives, trading assets and trading liabilities	1	249	(202)	—	—
Financial assets and liabilities designated at fair value		68	(54)	—	—
Financial investments: available for sale		76	(40)	166	(132)
At 30 Jun 2017		393	(296)	166	(132)

Derivatives, trading assets and trading liabilities	1	372	(253)	—	—
Financial assets and liabilities designated at fair value		89	(74)	—	—
Financial investments: available for sale		53	(30)	128	(149)
At 31 Dec 2017		514	(357)	128	(149)

1	Derivatives, ‘trading assets and trading liabilities’ are presented as one category to reflect the manner in which these financial instruments are risk-managed.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type
	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m
Private equity including strategic investments	357	(288)	—	—
Asset-backed securities	71	(40)	15	(10)
Loans held for securitisation	1	(1)	—	—
Structured notes	15	(12)	—	—
Derivatives with monolines	—	—	—	—
Other derivatives	200	(166)	—	—
Other portfolios	68	(93)	—	—
At 30 Jun 2018	712	(600)	15	(10)

Private equity including strategic investments	133	(91)	116	(86)
Asset-backed securities	38	(24)	41	(38)
Loans held for securitisation	1	(1)	—	—
Structured notes	10	(7)	—	—
Derivatives with monolines	1	(1)	—	—
Other derivatives	171	(127)	—	—
Other portfolios	39	(45)	9	(8)
At 30 Jun 2017	393	(296)	166	(132)

Private equity including strategic investments	142	(105)	117	(102)
Asset-backed securities	66	(39)	3	(39)
Loans held for securitisation	1	(1)	—	—
Structured notes	12	(9)	—	—
Derivatives with monolines	—	—	—	—
Other derivatives	249	(150)	—	—
Other portfolios	44	(53)	8	(8)
At 31 Dec 2017	514	(357)	128	(149)
The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval.
Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the table above reflects the most favourable or the most unfavourable change from varying the assumptions individually.

96	HSBC Holdings plc

Key unobservable inputs to Level 3 financial instruments
The table below lists key unobservable inputs to Level 3 financial instruments, and provides the range of those inputs at 30 June 2018. The core range of inputs is the estimated range within which 90% of the inputs fall.
There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein, which are detailed on pages 213 and 214 of the Annual Report and Accounts 2017.

Quantitative information about significant unobservable inputs in Level 3 valuations
		Fair value		Valuation technique	Key unobservable inputs
		Assets	Liabilities			Full range of inputs		Core range of inputs
	Footnotes	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments		4,872	17	See footnote 3	See footnote 3
Asset-backed securities		2,249	—
– CLO/CDO	1	336	—	Market proxy	Prepayment rate	2%	7%	2%	7%
			—	Market proxy	Bid quotes	0	102	72	100
– other ABSs		1,913	—	Market proxy	Bid quotes	0	107	56	97
Loans held for securitisation		50	—
Structured notes		3	4,413
– equity-linked notes		—	4,268	Model – option model	Equity volatility	7%	59%	11%	37%
				Model – option model	Equity correlation	19%	93%	34%	79%
– fund-linked notes		—	26	Model – option model	Fund volatility	5%	17%	5%	17%
– FX-linked notes		—	100	Model – option model	FX volatility	4%	21%	4%	11%
– other		3	19
Derivatives with monolines		75	—	Model – discounted cash flow	Credit spread	1%	4%	1%	4%
Other derivatives		2,395	1,869
– interest rate derivatives:
securitisation swaps		281	652	Model – discounted cash flow	Prepayment rate	6%	7%	6%	7%
long-dated swaptions		1,074	28	Model – option model	IR volatility	12%	35%	13%	33%
other		266	135
– FX derivatives
FX options		158	122	Model – option model	FX volatility	1%	26%	6%	10%
other		85	84
– equity derivatives
long-dated single stock options		305	380	Model – option model	Equity volatility	5%	82%	6%	60%
other		187	298
– credit derivatives
other		39	170
Other portfolios		6,607	1
– structured certificates		3,013	—	Model – discounted cash flow	Credit volatility	2%	4%	2%	4%
– EM corporate debt		39	—
– other	2	3,555	1
At 30 Jun 2018		16,251	6,300

HSBC Holdings plc	97

Notes on the Financial Statements (unaudited)

Quantitative information about significant unobservable inputs in Level 3 valuations (continued)
		Fair value		Valuation technique
		Assets	Liabilities		Key unobservable inputs	Full range of inputs		Core range of inputs
	Footnotes	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments		3,508	20	See footnote 3	See footnote 3	n/a	n/a	n/a	n/a
Asset-backed securities		2,577
– CLO/CDO	1	520		Market proxy	Prepayment rate	2%	7%	2%	7%
				Market proxy	Bid quotes	0	101	6	53
– other ABSs		2,057		Market proxy	Bid quotes	0	103	34	98
Loans held for securitisation		24	—
Structured notes		3	4,180
– equity-linked notes		—	4,077	Model – option model	Equity volatility	7%	47%	14%	30%
		—		Model – option model	Equity correlation	33%	95%	45%	72%
– fund-linked notes		—	7	Model – option model	Fund volatility	6%	15%	6%	15%
– FX-linked notes		—	76	Model – option model	FX volatility	3%	20%	4%	13%
– other		3	20
Derivatives with monolines		113	—	Model – discounted cash flow	Credit spread	0.4%	3%	1%	3%
Other derivatives		2,331	1,944
– interest rate derivatives
securitisation swaps		285	806	Model – discounted cash flow	Prepayment rate	20%	90%	20%	90%
long-dated swaptions		1,244	66	Model – option model	IR volatility	8%	41%	15%	31%
other		302	145
– FX derivatives
FX options		86	83	Model – option model	FX volatility	0.7%	50%	5%	11%
other		135	129
– equity derivatives
long-dated single stock options		158	359	Model – option model	Equity volatility	7%	84%	15%	44%
other		96	329
– Credit derivatives
Other		25	27
Other portfolios		3,832	—
– structured certificates		3,014	—	Model – discounted cash flow	Credit volatility	2%	4%	2%	4%
– EM corporate debt		85	—	Market proxy	Bid quotes	100	100	100	100
– other	2	733	—
At 31 Dec 2017		12,388	6,144

1	Collateralised loan obligation/collateralised debt obligation.

2	’Other’ includes a range of smaller asset holdings.

3	See notes on page 213 of the Annual Report and Accounts 2017.

98	HSBC Holdings plc

6	Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities and non-trading repurchase and reverse repurchase agreements are explained on pages 215 and 216 of the Annual Report and Accounts 2017.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2018		At 31 Dec 2017
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	83,924	83,902	90,393	90,391
Loans and advances to customers	973,443	974,646	962,964	964,205
Reverse repurchase agreements – non-trading	208,104	208,156	201,553	201,538
Financial investments – at amortised cost	62,755	61,930	52,919	54,087
Liabilities
Deposits by banks	64,792	64,791	69,922	69,892
Customer accounts	1,356,307	1,356,275	1,364,462	1,364,625
Repurchase agreements – non-trading	158,295	158,303	130,002	129,996
Debt securities in issue	81,708	81,970	64,546	65,138
Subordinated liabilities	22,604	26,417	19,826	24,095
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

7	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value amount
	Assets and Liabilities		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	7,389,043	29,761	100,818	401	101,219	96,192	744	96,936
Interest rate	22,569,400	179,968	205,654	1,659	207,313	204,042	2,535	206,577
Equities	561,103	—	10,270	—	10,270	10,038	—	10,038
Credit	358,277	—	3,592	—	3,592	4,036	—	4,036
Commodity and other	78,504	—	1,421	—	1,421	1,217	—	1,217
Gross total fair values	30,956,327	209,729	321,755	2,060	323,815	315,525	3,279	318,804
Offset					(95,843)			(95,843)
At 30 Jun 2018	30,956,327	209,729	321,755	2,060	227,972	315,525	3,279	222,961

Foreign exchange	6,215,518	28,768	78,089	428	78,517	74,915	853	75,768
Interest rate	19,751,577	178,289	235,430	1,365	236,795	229,989	3,042	233,031
Equities	590,156	—	9,353	—	9,353	11,845	—	11,845
Credit	391,798	—	4,692	—	4,692	5,369	—	5,369
Commodity and other	59,716	—	886	—	886	1,233	—	1,233
Gross total fair values	27,008,765	207,057	328,450	1,793	330,243	323,351	3,895	327,246
Offset					(110,425)			(110,425)
At 31 Dec 2017	27,008,765	207,057	328,450	1,793	219,818	323,351	3,895	216,821
The notional contract amounts of derivatives held for trading purposes and derivatives designated in qualifying hedge accounting indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk. Derivative assets and liabilities decreased during 1H18, reflecting changes in foreign exchange rates and yield curve movements.

HSBC Holdings plc	99

Notes on the Financial Statements (unaudited)

Derivatives valued using models with unobservable inputs
The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is shown in the following table.

Unamortised balance of derivatives valued using models with significant unobservable inputs
		Half-year to
		30 Jun	30 Jun	31 Dec
		2018	2017	2017
	Footnote	$m	$m	$m
Unamortised balance at beginning of period		106	99	110
Deferral on new transactions		86	101	90
Recognised in the income statement during the period:		(90)	(92)	(95)
– amortisation		(52)	(46)	(39)
– subsequent to unobservable inputs becoming observable		(1)	(1)	(1)
– maturity, termination or offsetting derivative		(37)	(45)	(55)
Exchange differences		(2)	6	4
Other		(20)	(4)	(3)
Unamortised balance at end of period	1	80	110	106

1	This amount is yet to be recognised in the consolidated income statement.
Hedge accounting derivatives
The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type
	At 30 Jun 2018		At 31 Dec 2017
	Cash flow hedges	Fair value hedges	Cash flow hedges	Fair value hedges
	$m	$m	$m	$m
Foreign exchange	24,746	15	22,741	1,027
Interest rate	55,197	124,771	65,575	112,714
Total	79,943	124,786	88,316	113,741
The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with foreign currency borrowings. At 30 June 2018 the notional contract values of outstanding financial instruments designated as hedges of net investments in foreign operations were $5,000m (31 December 2017: $5,000m).

8	Financial investments

Carrying amounts of financial investments
		30 Jun	31 Dec
		2018	2017
	Footnotes	$m	$m
Financial investments measured at fair value through other comprehensive income		323,681	N/A
– treasury and other eligible bills		77,370	N/A
– debt securities		244,469	N/A
– equity securities		1,741	N/A
– other instruments	1	101	N/A
Debt instruments measured at amortised cost	2	62,755	N/A
– treasury and other eligible bills		307	N/A
– debt securities		62,448	N/A
Available-for-sale securities at fair value		N/A	336,157
– treasury and other eligible bills		N/A	78,851
– debt securities		N/A	253,389
– equity securities		N/A	3,917
Held to maturity securities at amortised cost		N/A	52,919
– debt securities	2	N/A	52,919
At the end of the period	3	386,436	389,076

1	‘Other Instruments’ are comprised of loans and advances.

2	Fair value $61.9bn (31 December 2017: $54.1bn).

3
Categories of financial instruments are disclosed under IFRS 9 at 30 June 2018. These are not directly comparable with 31 December 2017, where the instruments were categorised in accordance with IAS 39.

100	HSBC Holdings plc

9	Interests in associates and joint ventures
At 30 June 2018, the carrying amount of HSBC’s interests in associates and joint ventures was $22,572m (31 December 2017: $22,744m).

Principal associates of HSBC
	At
	30 Jun 2018		31 Dec 2017
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	17,890	10,830	18,057	10,491
The Saudi British Bank	3,568	5,048	3,618	4,320

1	Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).
Bank of Communications Co., Limited
Impairment testing
At 30 June 2018, the fair value of HSBC’s investment in Bank of Communications Co., Limited (‘BoCom’) had been below the carrying amount for approximately six years. As a result, the Group performed an impairment test on the carrying amount of the investment in BoCom, which confirmed there was no impairment at 30 June 2018.

At
	30 Jun 2018			31 Dec 2017
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	$bn	$bn	$bn	$bn	$bn	$bn
Bank of Communications Co., Limited	18.2	17.9	10.8	18.3	18.1	10.5
Basis of recoverable amount
The impairment test was performed by comparing the recoverable amount of BoCom, determined by a value in use (‘VIU’) calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s estimates of earnings. Cash flows beyond the short to medium term are then extrapolated in perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. An imputed capital maintenance charge (‘CMC’) is calculated to reflect expected regulatory capital requirements, and is deducted from forecast cash flows. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets, and the expected minimum regulatory capital requirements. An increase in the CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other factors (including qualitative factors) to ensure that the inputs to the VIU calculation remain appropriate. Significant management judgement is required in estimating the future cash flows of BoCom.
Key assumptions in VIU calculation
The assumptions we used in our VIU calculation were:

•	Long-term profit growth rate: 3% (31 December 2017: 3%) for periods after 2021, which does not exceed forecast GDP growth in mainland China and is within the range forecast by external analysts.

•	Long-term asset growth rate: 3% (31 December 2017: 3%) for periods after 2021, which is the rate that assets are expected to grow to achieve long-term profit growth of 3%.

•
Discount rate: 11.85% (31 December 2017: 11.85%), which is based on a capital asset pricing model (‘CAPM’) calculation for BoCom, using market data. Management also compares rates derived from the CAPM with discount rates from external sources. The discount rate used is within the range of 11.3% to 12.7% (31 December 2017: 10.2% to 13.4%) indicated by external sources.

•
Loan impairment charge as a percentage of customer advances: ranges from 0.70% to 0.72% (31 December 2017: 0.66% to 0.82%) in the short to medium term, and is based on the forecasts disclosed by external analysts. For periods after 2021, the ratio is 0.70%
(31 December 2017: 0.70%), slightly higher than the historical average.

•	Risk-weighted assets as a percentage of total assets: 62% (31 December 2017: 62%) for all forecast periods. This is slightly higher than BoCom’s recent actual results.

•	Cost-income ratio: ranges from 37.3% to 38.0% (31 December 2017: 37.1% to 38.0%) in the short to medium term. This is consistent with the forecasts disclosed by external analysts.
The following changes to each key assumption on its own used in the VIU calculation would be necessary to reduce headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil
• Long-term profit growth rate	Decrease by 13 basis points
• Long-term asset growth rate	Increase by 11 basis points
• Discount rate	Increase by 15 basis points
• Loan impairment charge as a percentage of customer advances	Increase by 2 basis points
• Risk-weighted assets as a percentage of total assets	Increase by 74 basis points
• Cost-income ratio	Increase by 50 basis points

HSBC Holdings plc	101

Notes on the Financial Statements (unaudited)

10	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 31 Dec 2017	334	1,501	1,454	469	3,758
Additions	44	1,053	172	54	1,323
Amounts utilised	(96)	(352)	(457)	(57)	(962)
Unused amounts reversed	(47)	(237)	(70)	(59)	(413)
Unwinding of discounts	—	—	—	3	3
Exchange and other movements	(10)	56	(19)	(59)	(32)
At 30 Jun 2018	225	2,021	1,080	351	3,677
Contractual commitments[1]
At 31 Dec 2017					253
Impact on transition to IFRS 9					284
Net change in expected credit loss provision					(15)
At 30 Jun 2018					522
Total provisions
At 31 Dec 2017					4,011
At 30 Jun 2018					4,199

1
The contractual commitments provision at 31 December 2017 represented IAS 37 provisions on off-balance sheet loan commitments and guarantees for which expected credit losses are provided following transition to IFRS 9 on 1 January 2018. Further analysis of the movement in the expected credit loss provision is disclosed within the 'Reconciliation of gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees' table on page 53.

Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 12. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim); or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. ‘Regulatory matters’ refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action. Further details of customer remediation are set out in this note.
Further disclosure on ‘ECL on undrawn loan commitments and financial guarantees’ can be found in the Credit Risk section of the Overview. This provision results from the adoption of IFRS 9 and has no comparatives.
Payment protection insurance
At 30 June 2018, a provision of $842m (2017: $1,174m) related to the estimated liability for redress in respect of the possible mis-selling of payment protection insurance (‘PPI’) policies in previous years. Cumulative provisions made since the Judicial Review ruling in the first half of 2011 amount to $5.1bn, of which $4.3bn has been paid to 30 June 2018.
The estimated liability for redress is calculated on the basis of the total premiums paid by the customer plus simple interest of 8% per annum (or the rate inherent in the related loan product where higher). The basis for calculating the redress liability is the same for single premium and regular premium policies. Future estimated redress levels are based on the historically observed redress per policy.
A total of 5.4 million PPI policies have been sold since 2000, generating estimated revenues of $3.6bn. The gross written premiums on these policies were approximately $4.7bn. At 30 June 2018, the estimated total complaints expected to be received were 2.2 million, representing 41% of total policies sold. It is estimated that contact will be made with regard to 2.6 million policies, representing 49% of total policies sold. This estimate includes inbound complaints as well as the Group’s proactive contact exercise on certain policies (‘outbound contact’).
The following table details the cumulative number of complaints received to 30 June 2018 and the number of claims expected in the future:

Cumulative PPI complaints received to 30 June 2018 and future claims expected
	Footnotes	Cumulative to 30 Jun 2018	Future expected
Inbound complaints (000s of policies)	1	1,647	292
Outbound contact (000s of policies)		685	—
Response rate to outbound contact		44%	n/a
Average uphold rate per claim	2	77%	83%
Average redress per claim ($)		2,674	3,079
Complaints to the Financial Ombudsman Service (‘FOS’) (000s of policies)		159	15
Average uphold rate per FOS complaint		39%	33%

1	Excludes invalid claims for which no PPI policy exists.

2	Claims include inbound and responses to outbound contact.
A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately $268m.

102	HSBC Holdings plc

11	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2018	2017
	$m	$m
Guarantees and contingent liabilities:
– financial guarantees and other similar contracts	91,104	89,762
– other contingent liabilities	796	616
At the end of the period	91,900	90,378
Commitments:
– documentary credits and short-term trade-related transactions	7,571	8,776
– forward asset purchases and forward deposits placed	12,235	4,295
– standby facilities, credit lines and other commitments to lend	691,353	672,518
At the end of the period	711,159	685,589
The table above discloses the nominal principal amounts, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 10.
Approximately half the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.
Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 10 and 12.

12	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2017. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2018 (see Note 10). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Bernard L. Madoff (‘Madoff’) was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.
Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US/UK litigation: The Trustee has brought lawsuits against various HSBC companies in the US Bankruptcy Court and in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the action have moved to dismiss the Trustee’s US actions. The US Bankruptcy Court granted HSBC’s motion to dismiss with respect to certain of the Trustee’s claims in November 2016. In September 2017, the US Court of Appeals for the Second Circuit (the ‘Second Circuit Court of Appeals’) agreed to hear the Trustee’s appeal of the US Bankruptcy Court’s decision. Briefing on the appeal was completed in May 2018, and this matter is currently pending.
The deadline by which the Trustee must serve HSBC with his English action has been extended to September 2018 for UK-based defendants and November 2018 for all other defendants.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought lawsuits in the US and the British Virgin Islands against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In October 2016, the liquidators for Fairfield (the ’Fairfield Liquidators’) filed a motion seeking leave to amend their complaints in the US Bankruptcy Court. In January 2017, the defendants moved to dismiss and oppose the Fairfield Liquidators’ motion. These motions are pending.
In December 2014, SPV Optimal SUS Ltd (‘SPV OSUS’), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd, filed a lawsuit in New York state court against various HSBC companies and others, seeking damages on various alleged grounds, including breach of fiduciary duty and breach of trust. In April 2018, SPV OSUS filed an amended complaint and HSBC transferred the case to the US District Court for the Southern District of New York (the ’New York District Court’), where the matter is currently pending. In July 2018, the defendants filed a motion to dismiss the amended complaint.
Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, ‘Kingate’) brought an action against HSBC Bank Bermuda Limited (‘HBBM’) for recovery of funds held in Kingate’s accounts, fees and dividends. This action is pending, but is not expected to move forward until the resolution of the Trustee’s US actions against Kingate and HBBM.

HSBC Holdings plc	103

Notes on the Financial Statements (unaudited)

Thema Fund Limited and Hermes International Fund Limited (‘Hermes’) each brought three actions in 2009 asserting a number of alleged claims against various HSBC companies. In March 2018, the parties reached a settlement with respect to all three sets of actions, and these actions were subsequently dismissed in April 2018.
Cayman Islands litigation: In February 2013, Primeo Fund Limited (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited, alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands, where the matter is pending.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending.
In October 2009, Alpha Prime Fund Limited and, in December 2014, Senator Fund SPC (‘Senator’), each brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. Both actions have been temporarily suspended at the plaintiffs’ request. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. HSSL has also been named as a defendant in various actions by shareholders in Primeo Select Fund, Herald, Herald (Lux) SICAV and Hermes. Most of these actions have been dismissed, suspended or postponed.
Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’) and others, alleging breach of contract and claiming damages and indemnification for fund losses. The trial is scheduled to begin in October 2018.
SPV OSUS’s action against HTIE and HSBC Securities Services (Ireland) Limited alleging breach of contract and claiming damages and indemnification for fund losses was dismissed by the Irish High Court in October 2015, on the basis of a preliminary issue. In March 2017, the Irish Court of Appeal affirmed the dismissal, on the same basis. In July 2018, following a further appeal by SPV OSUS, the Irish Supreme Court affirmed the dismissal, on a final basis.
There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.
US mortgage securitisation activity and litigation
HSBC Bank USA N.A. (‘HSBC Bank USA’) was a sponsor or seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). From 2005 to 2007, HSBC Bank USA purchased and sold approximately $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance was approximately $3.9bn as at 30 June 2018. HSBC notes that the scale of its mortgage securitisation activities was more limited in relation to a number of other banks in the industry. In addition, HSI served as an underwriter on securitisations issued by HSBC Finance Corporation (‘HSBC Finance’) or third parties, and HSBC Bank USA served as trustee on behalf of various mortgage securitisation trusts.
Mortgage foreclosure and trustee matters: HSBC Bank USA has taken title to a number of foreclosed homes as trustee on behalf of various mortgage securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws relating to property upkeep and tenants’ rights. While HSBC believes and continues to maintain that these obligations and any related liabilities are those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.
Beginning in June 2014, a number of lawsuits were filed in state and federal courts in New York and Virginia against HSBC Bank USA as trustee of more than 280 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, among others, BlackRock and PIMCO funds. The complaints allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duty, negligence, breach of contract and breach of the common law duty of trust. HSBC’s motions to dismiss in several of these lawsuits were, for the most part, denied. In February 2018, one of these matters was dismissed on procedural grounds. The plaintiff in that action has appealed the decision and has also filed another proceeding in New York state court, which is currently stayed pending appeal. The motion for class certification filed by certain plaintiffs has been denied, as has their request for a review of that decision by the Second Circuit Court of Appeals.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Loan repurchase matters: Since 2013, HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (‘Decision One’), an indirect subsidiary of HSBC Finance, have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. One of the two remaining actions against HSBC Bank USA was dismissed on appeal in December 2017, and the plaintiffs have submitted a request for further review which remains pending. The second remaining action is currently pending.
HSBC Mortgage Corporation (USA) Inc. and Decision One were also named as defendants in two separate actions filed by Residential Funding Company LLC (‘RFC’), a mortgage loan purchase counterparty, seeking unspecified damages in connection with approximately 25,000 mortgage loans. In May 2018, HSBC reached settlements with RFC to resolve both actions, and these actions have subsequently been dismissed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

104	HSBC Holdings plc

RMBS investigations: Since 2010, various HSBC entities have received subpoenas and requests for information from the US Department of Justice (the ‘DoJ’) and the Massachusetts Attorney General, seeking the production of documents and information regarding HSBC’s involvement in certain residential mortgage-backed securities (‘RMBS’) transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HSBC North America Holdings Inc. (‘HNAH’), on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA) Inc., HSBC Finance and Decision One, received a subpoena from the US Attorney’s Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act (‘FIRREA’), concerning the origination, financing, purchase, securitisation and servicing of sub-prime and non-sub-prime residential mortgages. HSBC continues to cooperate with these investigations, which are at or nearing completion.
In July 2018, HSBC reached a settlement-in-principle to resolve the DoJ’s civil claims relating to its investigation of HSBC’s legacy RMBS origination and securitisation activities from 2005 to 2007. Under the terms of the settlement, HSBC will pay the DoJ a civil money penalty of $765m. The settlement-in-principle is subject to the negotiation of definitive documentation, and there can be no assurance that HSBC and the DoJ will agree on the final documentation.
Separately, HSBC has also resolved the Massachusetts Attorney General’s civil investigation of HSBC’s legacy RMBS origination and securitisation activities from 2005 to 2007.
The settlement-in-principle with the DoJ and resolution with the Massachusetts Attorney General do not preclude litigation brought by other parties and HSBC may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market.
Anti-money laundering and sanctions-related matters
In 2010, HSBC Bank USA entered into a consent cease-and-desist order with the Office of the Comptroller of the Currency (‘OCC’), and HNAH entered into a consent cease-and-desist order with the Federal Reserve Board (‘FRB’). In 2012, HSBC Bank USA further entered into an enterprise-wide compliance consent order with the OCC (each an ‘Order’ and together, the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including risk management related to the Bank Secrecy Act (‘BSA’) and AML compliance. In 2012, an additional consent order was entered into with the OCC that required HSBC Bank USA to correct the circumstances noted in the OCC’s report and imposed restrictions on HSBC Bank USA acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, without the OCC’s approval.
In June 2018, the OCC terminated the 2010 consent cease-and-desist order and the 2012 enterprise-wide compliance consent order after determining that HSBC Bank USA had satisfied the requirements of those respective orders. The 2010 consent cease-and-desist order entered into with the FRB and the 2012 additional consent order entered into with the OCC remain open.
In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government and regulatory agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with, among others, the DoJ (the ‘AML DPA’); and HSBC Holdings consented to a cease-and-desist order, and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions, as well as an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations. In addition, HSBC Bank USA entered into civil money penalty orders with the Financial Crimes Enforcement Network of the US Treasury Department (‘FinCEN’) and the OCC.
Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and undertook various further obligations, including, among others, to retain an independent compliance monitor (who is, for FCA purposes, a ‘skilled person’ under section 166 of the Financial Services and Markets Act) to produce annual assessments of the Group’s AML and sanctions compliance programme (the ‘Monitor’). Under the 2012 cease-and-desist order issued by the FRB, the Monitor also serves as an independent consultant to conduct annual assessments. In February 2018, the Monitor delivered his fourth annual follow-up review report.
Through his country-level reviews, the Monitor identified potential AML and sanctions compliance issues that HSBC is reviewing further with the DoJ, FRB and/or FCA. In particular, the DoJ is investigating HSBC’s handling of a corporate customer’s accounts. In addition, FinCEN as well as the Civil Division of the US Attorney’s Office for the Southern District of New York are investigating the collection and transmittal of third-party originator information in certain payments instructed over HSBC’s proprietary payment systems. The FCA is also conducting an investigation into HSBC Bank plc’s compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC is cooperating with all of these investigations.
In December 2017, the AML DPA expired and the charges deferred by the AML DPA were dismissed. The Monitor will continue working in his capacity as a skilled person and independent consultant for a period of time at the FCA’s and FRB’s discretion. The role of the Monitor and his fourth annual follow-up review report, as well as the AML DPA and related agreements and consent orders, are discussed on pages 65 and 78 of the Annual Report and Accounts 2017.
These settlements with US and UK authorities have led to private litigation and do not preclude further private litigation related to HSBC’s compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.
In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York state court against certain current and former directors and officers of those HSBC companies (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the AML DPA. In November 2015, the New York state court granted the Nominal Corporate Defendants’ motion to dismiss. The plaintiff has appealed that decision.
In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned indirect subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with BSA, AML, sanctions and other laws. In September 2017, the Ontario Superior Court of Justice dismissed the statutory claims against HSBC Holdings and the former employee for lack of jurisdiction, and stayed the common law misrepresentation

HSBC Holdings plc	105

Notes on the Financial Statements (unaudited)

claim against HSBC Holdings on the basis of forum non-conveniens. In October 2017, the plaintiff appealed to the Court of Appeal for Ontario and, in July 2018, that appeal was dismissed.
Since November 2014, a number of lawsuits have been filed in federal courts in the United States against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Four actions are pending in federal court in New York and one action is pending in federal court in Florida. In July 2018, in one case, the New York District Court granted HSBC’s motion to dismiss, while in a different case, the magistrate judge issued a recommendation that the New York District Court should deny the defendants’ motion to dismiss. Motions to dismiss remain pending in the two other cases in the New York District Court. The federal court in Florida also dismissed the case before it in July 2018, but granted the plaintiff leave to file an amended complaint.
In July 2018, a claim was issued against HSBC Holdings in the High Court of England and Wales alleging that HSBC Holdings made untrue and/or misleading statements and/or omissions in public statements between 2007 and 2012 regarding compliance by the HSBC Group with AML, anti-terrorist financing and sanctions laws, regulations and requirements, and the regulatory compliance of the HSBC Group more generally.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Tax-related investigations
Various tax administration, regulatory and law enforcement authorities around the world, including in the US, Belgium, Argentina, India and Spain are conducting investigations and reviews of HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’) and other HSBC companies, in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.
HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Swiss Private Bank and an HSBC company in India, acted appropriately in relation to certain customers who may have had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had previously been authorised. These investigations remain pending.
In November 2014, HSBC Swiss Private Bank was placed under formal criminal examination in Belgium for alleged tax-related offences. In June 2017, Belgian authorities also placed HSBC Holdings and HSBC Private Bank Holdings (Suisse) SA, a Swiss holding company, under formal criminal examination. HSBC is cooperating with this ongoing investigation.
In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations. HSBC is cooperating with this ongoing investigation.
In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and an HSBC company in Dubai for allegedly abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show cause as to why such prosecution should not be initiated. HSBC Swiss Private Bank and the HSBC company in Dubai have responded to the show cause notices. HSBC is cooperating with this ongoing investigation.
As at 30 June 2018, HSBC has recognised a provision for these various matters in the amount of $632m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews. Based on the information currently available, management’s estimate of the possible aggregate penalties that might arise as a result of the matters in respect of which it is practicable to form estimates is up to or exceeding $1.5bn, including amounts for which a provision has been recognised. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from this amount.
In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.
Mossack Fonseca & Co.
HSBC has received requests for information from various regulatory and law enforcement authorities around the world concerning persons and entities believed to be linked to Mossack Fonseca & Co., a service provider of personal investment companies. HSBC is cooperating with the relevant authorities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and Switzerland, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates and screens used to price certain derivative products. HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.
In December 2016, the European Commission (the ‘Commission’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The Commission imposed a fine on HSBC based on a one-month infringement. HSBC has appealed the decision.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

106	HSBC Holdings plc

The New York District Court has issued a number of decisions dismissing certain of the claims in response to motions filed by the defendants. The original decisions resulted in the dismissal of the plaintiffs’ federal and state antitrust claims, racketeering claims and certain unjust enrichment claims. The dismissal of the antitrust claims was appealed to the Second Circuit Court of Appeals, which reversed the decisions in May 2016. In July 2016, the defendants filed a joint motion to dismiss the antitrust claims on additional grounds not previously addressed by the court and, in December 2016, the New York District Court granted in part and denied in part the motion, leaving only certain antitrust claims to be litigated. Certain plaintiffs appealed the December 2016 order to the Second Circuit Court of Appeals, and that appeal is pending. Additionally, in February 2017, the New York District Court granted the defendants’ motion to dismiss certain of the remaining antitrust claims against defendants, including HSBC Bank USA, that did not serve on the US dollar Libor submission panel.
Separately in October 2016, the New York District Court granted a motion to dismiss claims brought by certain individual plaintiffs for lack of personal jurisdiction. Certain plaintiffs appealed that dismissal to the Second Circuit Court of Appeals, which reversed the dismissal in February 2018 and remanded the case to the New York District Court for further consideration of the personal jurisdiction issues, where this matter is pending.
In the New York District Court, the cases with remaining claims that have survived the defendants’ motions to dismiss were stayed while the court considered motions to certify classes in several putative class actions that are pending against HSBC’s co-defendants. In February 2018, the New York District Court granted in part the class certification motion in one of the cases and denied the class certification motions in two of the cases. As a result of these rulings, certain limited discovery can proceed in the pending cases that have survived the defendants’ motions to dismiss.
In 2017, HSBC reached agreements with plaintiffs to resolve three putative class actions brought on behalf of persons who purchased US dollar Libor-indexed bonds, persons who purchased US Libor-indexed-exchange-traded instruments and US-based lending institutions that made or purchased US dollar Libor-indexed loans. In February 2018, HSBC reached an agreement with plaintiffs to resolve a putative class action brought on behalf of persons who purchased US dollar Libor-indexed interest rate swaps and other instruments directly from the defendant banks and their affiliates. In May 2018, HSBC reached an agreement with plaintiffs to resolve a putative class action brought on behalf of persons who purchased US dollar Libor-indexed interest rate swaps and other instruments from certain financial institutions that are not the defendant banks or their affiliates. These settlements are all subject to final court approval.
Euribor: In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments allegedly related to Euribor. The complaint alleges, among other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA and state law. In December 2016, HSBC reached an agreement with plaintiffs to resolve this action, subject to court approval, and in May 2018 the court granted final approval of the settlement.
Singapore Interbank Offered Rate (‘SIBOR’), Singapore Swap Offer Rate (‘SOR’) and Australia Bank Bill Swap Rate (‘BBSW’): In July 2016 and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the SIBOR, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law. In October 2017, the defendants moved to dismiss the SIBOR and SOR case, and this motion remains pending. The defendants moved to dismiss the BBSW case in February 2017 and filed a renewed motion to dismiss on standing and capacity to sue grounds in February 2018, and these motions also remain pending.
US dollar International Swaps and Derivatives Association fix (‘ISDAfix’): In September 2014, HSBC and other panel banks were named as defendants in a number of putative class actions consolidated in the New York District Court on behalf of persons who transacted in interest rate derivatives or purchased or sold financial instruments that were either tied to ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The consolidated complaint alleges, among other things, misconduct related to these activities in violation of US antitrust laws, the US CEA and state law. In June 2017, HSBC reached an agreement with plaintiffs to resolve this consolidated action, and the court granted final approval of the settlement in June 2018.
Canadian Dealer Offered Rate: In January 2018, various HSBC companies, among other banks, were named as defendants in a putative class action filed in the New York District Court in relation to the Canadian Dealer Offered Rate. The claim, which is at an early stage, asserts various breaches of US laws, including US antitrust and racketeering laws, the US CEA, and common law. The defendants filed a motion to dismiss in July 2018, and this motion remains pending.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Supranational, sovereign and agency bonds
In April 2017, various HSBC companies, among other banks, were added as defendants in a putative class action alleging a conspiracy to manipulate the market for US dollar-denominated supranational, sovereign and agency bonds between 2005 and 2015 in violation of US antitrust laws. In November 2017, the plaintiffs filed an amended consolidated complaint which omitted certain HSBC defendants. The remaining HSBC defendants moved to dismiss the amended consolidated complaint, and this motion remains pending.
Beginning in November 2017, various HSBC companies and other financial institutions were named as defendants in putative class actions issued in the Superior Court and Federal Court in Canada making similar allegations under Canadian law. The Superior Court action has now lapsed; accordingly, the Federal Court action will proceed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the EU, Switzerland, Brazil, South Korea and South Africa, are conducting civil and criminal investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.
In January 2018, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. This concluded the DoJ’s investigation into HSBC’s historical foreign exchange activities. Under the terms of the FX DPA, HSBC has a number of ongoing obligations, including continuing to cooperate with authorities and implementing enhancements to its internal controls and procedures in

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Notes on the Financial Statements (unaudited)

its Global Markets business, which will be the subject of annual reports to the DoJ. In addition, HSBC agreed to pay a financial penalty and restitution.
In December 2016, HSBC Bank plc entered into a settlement with Brazil’s Administrative Council of Economic Defense (‘CADE’) in connection with its investigation into 15 banks, including HSBC Bank plc, as well as 30 individuals, relating to practices in the offshore foreign exchange market. Under the terms of the settlement, HSBC Bank plc agreed to pay a financial penalty to CADE. CADE has also publicly announced that it is initiating a separate investigation into the onshore foreign exchange market and has identified a number of banks, including HSBC, as subjects of its investigation.
In February 2017, the Competition Commission of South Africa referred a complaint for proceedings before the South African Competition Tribunal against 18 financial institutions, including HSBC Bank plc, for alleged misconduct related to the foreign exchange market in violation of South African antitrust laws. In April 2017, HSBC filed an exception to the complaint based on a lack of jurisdiction and statute of limitations. In January 2018, the South African Competition Tribunal approved the provisional referral of additional financial institutions, including HSBC Bank USA, to the proceedings. These proceedings are at an early stage.
In late 2013 and early 2014, HSBC and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with plaintiffs to resolve the consolidated action, subject to court approval. In December 2015, the court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account. The settlement remains subject to final approval by the court.
In June 2015, a putative class action was filed in the New York District Court making similar allegations on behalf of Employee Retirement Income Security Act of 1974 (‘ERISA’) plan participants. The court dismissed the claims in the ERISA action; and in July 2018, the Second Circuit Court of Appeals affirmed the dismissal. In May 2015, another complaint was filed in the US District Court for the Northern District of California making similar allegations on behalf of retail customers. HSBC filed a motion to transfer that action from California to New York, which was granted in November 2015. In August 2017, the retail customer plaintiffs filed an amended complaint, and the defendants moved to dismiss. The motion was denied in most respects, and discovery is underway. In April and June 2017, putative class actions making similar allegations on behalf of purported ‘indirect’ purchasers of foreign exchange products were filed in New York. Those plaintiffs subsequently filed a consolidated amended complaint. HSBC moved to dismiss the complaint in August 2017, and that motion was granted in March 2018. The plaintiffs have moved for leave to file an amended complaint, and that motion remains pending. It is possible that additional actions will be initiated against HSBC in relation to its historical foreign exchange activities.
As at 30 June 2018, the provision recognised by HSBC for these and similar matters has been reduced to reflect the payment of a financial penalty and restitution pursuant to the FX DPA and the remeasurement of provisions relating to other matters. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.
Precious metals fix-related investigations and litigation
Various regulators and competition and law enforcement authorities, including in the US and the EU, are conducting investigations and reviews relating to HSBC’s precious metals operations and trading. HSBC is cooperating with these investigations and reviews. In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2016, the Antitrust Division of the DoJ informed HSBC that it was closing its investigation.
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names a new defendant. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery has been stayed.
Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.
Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery has been stayed.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the defendants’ motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, the plaintiffs filed a third amended complaint. The defendants filed a joint motion to dismiss which remains pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

108	HSBC Holdings plc

Treasury auctions
In January 2017, the DoJ requested information from HSBC and reportedly other banks regarding US Treasury securities trading practices. HSBC is cooperating with this ongoing investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Credit default swap litigation
In June 2017, various HSBC companies, among others, were named as defendants in an individual action filed in the New York District Court, alleging violations of federal and state antitrust laws and breaches of common law in relation to the credit default swap market. The defendants filed a joint motion to dismiss, which remains pending. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Fédération Internationale de Football Association (‘FIFA’) related investigations
HSBC has received enquiries from the DoJ regarding its banking relationships with certain individuals and entities that are or may be associated with FIFA. The DoJ is investigating whether multiple financial institutions, including HSBC, permitted the processing of suspicious or otherwise improper transactions or failed to observe applicable AML laws and regulations. HSBC is cooperating with the DoJ’s investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Hiring practices investigation
The US Securities and Exchange Commission (the ‘SEC’) is investigating multiple financial institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific. HSBC has received various requests for information and is cooperating with the SEC’s investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Stanford litigation
In January 2018, HSBC Bank plc received a letter of claim from the Antiguan Joint Liquidators of Stanford International Bank Ltd (‘SIB’) asserting various claims in connection with HSBC Bank plc’s role as a correspondent bank to SIB from 2003 to 2009. HSBC Bank plc denies the allegations and is preparing its response.
HSBC Bank plc continues to defend putative class action lawsuits in the US District Court for the Northern District of Texas against HSBC Bank plc, among others. The complaints, filed by the Official Stanford Investors Committee and a putative class of persons who held monies on deposit and/or certificates of deposit issued by SIB, allege various fraudulent transfer, statutory and tort claims. In November 2017, the court denied the class plaintiffs’ motion for class certification, and permission to appeal that decision was denied in April 2018.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Mexican government bond litigation
In March 2018, various HSBC companies, among others, were named as defendants in several putative class actions brought in the New York District Court relating to the Mexican government bond (‘MGB’) market. These actions allege generally that defendants conspired to fix MGB prices between January 2006 and April 2017 in violation of federal antitrust laws. In July 2018, these actions were consolidated in the New York District Court. This consolidated action is at a very early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Film finance litigation
In July and November 2015, respectively, two actions were brought against HSBC Private Bank (UK) Limited in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty by HSBC Private Bank (UK) Limited in the provision of certain historical services relating to the participation by the claimants in certain film finance transactions. These actions are ongoing.
It is possible that additional actions or investigations will be initiated against HSBC Private Bank (UK) Limited as a result of its historical involvement in the provision of certain film finance related services.
Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or possible aggregate impact, which could be significant.

13	Transactions with related parties
There were no changes in the related party transactions described in the Annual Report and Accounts 2017 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2018. All related party transactions that took place in the half-year to 30 June 2018 were similar in nature to those disclosed in the Annual Report and Accounts 2017.

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Notes on the Financial Statements (unaudited)

14	Effect of reclassification upon adoption of IFRS 9

Reconciliation of consolidated balance sheet at 31 December 2017 and 1 January 2018
					IFRS 9 reclassification to				IFRS 9 re-measurement including expected credit losses[4]	IFRS 9 carrying amount at 1 Jan 2018
			IAS 39 carrying amount at 31 Dec 2017	Other changes in classification	Fair value through profit and loss	Fair value through other comprehensive income	Amortised cost	Carrying amount post reclassification
	Footnotes	IFRS 9 measurement category	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances at central banks		Amortised cost	180,624	—	—	—	—	180,624	(3)	180,621
Items in the course of collection from other banks		Amortised cost	6,628	—	—	—	—	6,628	—	6,628
Hong Kong Government certificates of indebtedness		Amortised cost	34,186	—	—	—	—	34,186	—	34,186
Trading assets	1, 3	FVPL	287,995	4,329	9	—	(37,924)	254,409	1	254,410
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	2, 5, 6, 7	FVPL	29,464	313	10,055	(3)	(115)	39,714	32	39,746
Derivatives		FVPL	219,818	—	—	—	—	219,818	—	219,818
Loans and advances to banks	1, 2, 3	Amortised cost	90,393	(7,099)	(712)	—	—	82,582	(23)	82,559
Loans and advances to customers	1, 2, 3	Amortised cost	962,964	(7,458)	(3,903)	—	24	951,627	(1,890)	949,737
Reverse repurchase agreements – non-trading		Amortised cost	201,553	—	—	—	—	201,553	—	201,553
Financial investments	5, 13	FVOCI	332,240	—	(3,131)	83	(7,026)	322,166	(3)	322,163
	6, 13	FVOCI	3,917	—	(2,104)	—	—	1,813	—	1,813
	5	Amortised cost	52,919	—	—	(80)	7,141	59,980	(457)	59,523
Prepayments, accrued income and other assets	1, 7	Amortised cost	67,191	9,915	(214)	—	37,900	114,792	(15)	114,777
Current tax assets		N/A	1,006	—	—	—	—	1,006	—	1,006
Interests in associates and joint ventures	8	N/A	22,744	—	—	—	—	22,744	(942)	21,802
Goodwill and intangible assets	9	N/A	23,453	—	—	—	—	23,453	(79)	23,374
Deferred tax assets		N/A	4,676	—	—	—	—	4,676	38	4,714
Total assets			2,521,771	—	—	—	—	2,521,771	(3,341)	2,518,430
For footnotes, see page 112.

110	HSBC Holdings plc

Reconciliation for consolidated balance sheet at 31 December 2017 and 1 January 2018 (continued)
						IFRS 9 reclassification to			Carrying amount post reclassification	IFRS 9 remeasure-ment including expected credit losses[4]	IFRS 9 carrying amount at 1 Jan 2018
				IAS 39 carrying amount at 31 Dec 2017	Other changes in classif-ication	Fair value through profit and loss	Fair value through other compre-hensive income	Amortised cost
	Footnotes	IAS 39 measure-ment category	IFRS 9 measure-ment category	$m	$m	$m	$m	$m	$m	$m	$m
Liabilities
Hong Kong currency notes in circulation		Amortised cost	Amortised cost	34,186	—	—	—	—	34,186	—	34,186
Deposits by banks	1	Amortised cost	Amortised cost	69,922	(5,430)	—	—	—	64,492	—	64,492
Customer accounts	1	Amortised cost	Amortised cost	1,364,462	(4,235)	—	—	—	1,360,227	—	1,360,227
Repurchase agreements – non-trading		Amortised cost	Amortised cost	130,002	—	—	—	—	130,002	—	130,002
Items in the course of transmission to other banks		Amortised cost	Amortised cost	6,850	—	—	—	—	6,850	—	6,850
Trading liabilities	1, 11	FVPL	FVPL	184,361	(103,497)	—	—	—	80,864	—	80,864
Financial liabilities designated at fair value	9, 10, 11	FVPL	FVPL	94,429	59,267	—	—	(9,699)	143,997	9	144,006
Derivatives		FVPL	FVPL	216,821	—	—	—	—	216,821	—	216,821
Debt securities in issue	10	Amortised cost	Amortised cost	64,546	—	—	—	2,095	66,641	(105)	66,536
Accruals, deferred income and other liabilities	1, 10	Amortised cost	Amortised cost	45,907	53,895	—	—	124	99,926	—	99,926
Current tax liabilities		N/A	N/A	928	—	—	—	—	928	—	928
Liabilities under insurance contracts	9	N/A	N/A	85,667	—	—	—	—	85,667	(69)	85,598
Provisions		N/A	N/A	4,011	—	—	—	—	4,011	284	4,295
Deferred tax liabilities	14	N/A	N/A	1,982	—	—	—	—	1,982	(368)	1,614
Subordinated liabilities	10	Amortised cost	Amortised cost	19,826	—	—	—	7,480	27,306	(1,445)	25,861
Total liabilities				2,323,900	—	—	—	—	2,323,900	(1,694)	2,322,206
For footnotes, see page 112.

		IAS 39 carrying amount at 31 Dec 2017	IFRS 9 reclassification	Carrying amount post reclassification	IFRS 9 remeasurement including expected credit losses	Carrying amount at 1 Jan 2018
	Footnotes	$m	$m	$m	$m	$m
Equity
Called up share capital		10,160	—	10,160	—	10,160
Share premium account		10,177	—	10,177	—	10,177
Other equity instruments		22,250	—	22,250	—	22,250
Other reserves	12	7,664	(960)	6,704	(61)	6,643
Retained earnings	14	139,999	960	140,959	(1,545)	139,414
Total Shareholders Equity		190,250	—	190,250	(1,606)	188,644
Non-controlling interests		7,621	—	7,621	(41)	7,580
Total equity		197,871	—	197,871	(1,647)	196,224
For footnotes, see page 112.

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Notes on the Financial Statements (unaudited)

Reconciliation of impairment allowance under IAS 39 and provision under IAS 37 to expected credit losses under IFRS 9
		Reclassification to			Remeasurement		Total
		Fair value through profit and loss	Fair value through other comprehensive income	Amortised cost	Stage 3	Stage 1 & Stage 2
	IAS 39 measurement category	$m	$m	$m	$m	$m	$m
Financial assets at amortised cost
IAS 39 impairment allowance at 31 Dec 2017							7,532
Cash and balances at central banks	Amortised cost (Loans and receivables)	—	—	—	—	3	3
Items in the course of collection from other banks	Amortised cost (Loans and receivables)	—	—	—	—	—	—
Hong Kong Government certificates of indebtedness	Amortised cost (Loans and receivables)	—	—	—	—	—	—
Loans and advances to banks	Amortised cost (Loans and receivables)	—	—	—	1	22	23
Loans and advances to customers	Amortised cost (Loans and receivables)	(31)	—	—	629	1,261	1,859
Reverse repurchase agreements – non-trading	Amortised cost (Loans and receivables)	—	—	—	—	—	—
Financial investments	Amortised cost (Held to maturity)	—	—	3	—	13	16
Prepayments, accrued income and other assets	Amortised cost (Loans and receivables)	—	—	—	—	47	47
Expected credit loss allowance at 1 Jan 2018							9,480
Loan commitments and financial guarantee contracts
IAS 37 provisions at 31 Dec 2017							253
Provisions (loan commitments and financial guarantees)	N/A	N/A	N/A	N/A	74	210	284
Expected credit loss provision at 1 Jan 2018							537
The pre-tax net asset impact of additional impairment allowances on adoption of IFRS 9 is $2,232m; $1,948m in respect of financial assets at amortised cost and $284m related to loan commitments and financial guarantee contracts. The total expected credit loss allowance at 1 January 2018 was $9,480m in respect of financial assets at amortised cost and $537m related to loan commitments and financial guarantee contracts.

112	HSBC Holdings plc

Footnotes to ‘Effect of reclassification upon adoption of IFRS 9’

1
Cash collateral, margin and settlement accounts of $37,900m have been reclassified from ‘Trading assets’ to ‘Prepayments, accrued income and other assets’ as a result of the assessment of the business model in accordance with IFRS 9.

Cash collateral, margin and settlement accounts previously presented as ‘Loans and advances to banks' of $5,939m and 'Loans and advances to customers’ of $3,976m have been re-presented in ‘Prepayments, accrued income and other assets’ to ensure consistent presentation of all such balances. Cash collateral, margin and settlement accounts previously presented as ‘Trading liabilities’ of $44,230m, ‘Deposits by banks' of $5,430m and 'Customer accounts' of $4,235m have been re-presented in 'Accruals, deferred income and other liabilities’. This change in presentation for financial liabilities is considered to provide more relevant information, given the change in presentation for the financial assets. These changes in presentation for financial assets and liabilities have had no effect on measurement of these items and therefore on 'Retained earnings'.

2
'Loans and advances to customers' of $3,903m and 'Loans and advances to banks' of $712m did not meet the 'solely payments of principal and interest' (‘SPPI’) requirement for amortised cost classification under IFRS 9. As a result, these financial assets were reclassified to ‘Financial assets designated and otherwise mandatorily measured at fair value through profit or loss’.

3
Stock borrowing assets of $4,642m have been reclassified from ‘Loans and advances to banks and customers’ to ‘Trading assets’. The change in measurement is a result of the determination of the global business model for this activity and will align the presentation throughout the Group.

4
IFRS 9 ECL have decreased net assets by $2,232m, principally comprising of $1,890m reduction in the carrying value of assets classified as 'Loans and advances to customers' and $284m increase in 'Provisions' relating to expected credit losses on loan commitments and financial guarantee contracts.

5
Debt instruments of $3,131m previously classified as available for sale under IAS 39 did not meet the SPPI requirement for FVOCI classification. As a result, these financial assets were classified as ‘Financial assets designated and otherwise mandatorily measured at fair value through profit or loss’ upon adoption of IFRS 9. Debt instruments of $7,026m previously classified as available for sale under IAS 39, have been reclassified to amortised cost as a result of ‘hold to collect’ business model classification under IFRS 9. This resulted in a $441m downward remeasurement of the financial assets now measured at amortised cost excluding expected credit losses.

6
$2,104m of available for sale non-traded equity instruments have been reclassified as ‘Financial assets designated and otherwise mandatorily measured at fair value through profit or loss’ in accordance with IFRS 9. The Group has elected to apply the FVOCI option under IFRS 9 for the remaining $1,813m.

7
$214m of other financial assets measured at amortised cost under IAS 39 did not meet the SPPI requirement for amortised cost classification under IFRS 9. As a result, these financial assets were classified as ‘Financial assets designated and otherwise mandatorily measured at fair value through profit or loss’.

8
'Interests in associates and joint ventures' includes the consequential downward remeasurement of our interests in associates and joint ventures as a result of these entities applying IFRS 9 of $942m. The effect of IFRS 9 on the carrying value of investments in associates has been updated from the estimate disclosed in our Annual Report and Accounts 2017 as a result of those entities publicly reporting their expected transition impacts.

9
Changes in the classification and measurement of financial assets held in our insurance business and the recognition of ECL under IFRS 9 has resulted in secondary impacts on the present value of in-force long-term insurance business ('PVIF') and liabilities to holders of insurance and investment contracts. The gross carrying value of PVIF reported in ‘Goodwill and intangible assets’ and liabilities reported in ‘Liabilities under insurance contracts’ has decreased by $79m and $69m respectively. Liabilities reported under ‘Financial liabilities designated at fair value’ have increased by $9m.

10
As permitted by IFRS 9, fair value designations have been revoked for certain long-dated liabilities where the accounting mismatch will be better mitigated by undertaking fair value hedge accounting, resulting in reclassifications of $7,110m from 'Financial liabilities designated at fair value’ to 'Subordinated liabilities' measured at amortised cost and $2,095m from ‘Financial liabilities designated at fair value’ to ‘Debt securities in issue’ measured at amortised cost. A further $124m of associated accrued interest has been reclassified to ‘Accruals, deferred income and other liabilities’. In addition, as required by IFRS 9, fair value designations have been revoked where accounting mismatches no longer exist, resulting in a further $370m of ‘Subordinated liabilities' being measured at amortised cost. Together, these changes result in the financial liabilities now being measured at amortised cost, decreasing 'Debt securities in issue' by $105m and 'Subordinated Liabilities' by $1,445m.

11
We have considered market practices for the presentation of $59,267m of financial liabilities which contain both deposit and derivative components. We have concluded that a change in accounting policy and presentation from ‘Trading liabilities’ would be appropriate, since it would better align with the presentation of similar financial instruments by peers and therefore provide more relevant information about the effect of these financial liabilities on our financial position and performance. As a result, rather than being classified as held for trading, we will designate these financial liabilities as at fair value through profit or loss since they are managed and their performance evaluated on a fair value basis. Consequently, changes in fair value of these instruments attributable to changes in own credit risk are recognised in other comprehensive income rather than profit or loss. For the half-year to 30 June 2017, a restatement would have increased ‘Net income from financial instruments held for trading or managed on a fair value basis’ by $346m (half-year to 31 December 2017: $199m) and increased tax expense by $104m (half-year to 31 December 2017: $64m), with an equivalent net decrease in other comprehensive income.

12
While IFRS 9 ECL has no effect on the carrying value of FVOCI financial assets, which remain measured at fair value, the adoption of IFRS 9 results in a transfer from the FVOCI reserve (formerly AFS reserve) to retained earnings to reflect the cumulative impairment recognised in profit or loss in accordance with IFRS 9 (net of impairment losses previously recognised in profit or loss under IAS 39). The amount transferred from 'Other reserves' to 'Retained earnings' was $61m. The resulting cumulative expected credit losses recognised in ‘Retained earnings’ on financial assets measured at FVOCI on adoption of IFRS 9 is $184m. In addition, the cumulative AFS reserve relating to financial investments reclassified to 'Financial assets designated and otherwise mandatorily measured at fair value through profit or loss’ in accordance with IFRS 9 has been transferred to retained earnings.

13	Measurement refers to that under IAS 39 and IFRS 9. Financial investments measured under fair value through other comprehensive income were measured as available for sale instruments under IAS 39.
14	The effect of IFRS 9 remeasurement has been updated from the estimate disclosed in our Annual Report and Accounts 2017 as a result of our associates publicly reporting their transition impacts.

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Notes on the Financial Statements (unaudited)

15	Events after the balance sheet date
A second interim dividend in respect of the financial year ending 31 December 2018 was declared by the Directors on 6 August 2018, as described in Note 3.

16	Interim Report 2018 and statutory accounts
The information in this Interim Report 2018 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. This Interim Report 2018 was approved by the Board of Directors on 6 August 2018. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2017 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s auditor, PricewaterhouseCoopers LLP (‘PwC’) has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying its report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

114	HSBC Holdings plc

Shareholder information
		Page			Page
1	Directors’ interests	115	11	Final results	120
2	Employee share plans	118	12	Corporate governance	120
3	Share buy-back	118	13	Changes in Directors’ details	121
4	Other equity instruments	119	14	Going concern basis	122
5	Notifiable interests in share capital	119	15	Telephone and online share dealing service	122
6	Dealings in HSBC Holdings listed securities	119	16	Stock symbols	122
7	First interim dividend for 2018	119	17	Copies of the Interim Report 2018 and shareholder enquiries and communications	122
8	Second interim dividend for 2018	120
9	Proposed interim dividends for 2018	120
10	Earnings release	120

1	Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2018 (or date of retirement from the Board if earlier) the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC and its associates:

Directors’ interests – shares and debentures
			At 30 Jun 2018
	Footnotes	At 1 Jan 2018	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests[4]
HSBC Holdings ordinary shares
Phillip Ameen	1,4	5,000	5,000	—	—	—	5,000
Kathleen Casey	1	9,125	9,320	—	—	—	9,320
Laura Cha		18,200	10,200	8,000	—	—	18,200
Henri de Castries		17,116	17,474	—	—	—	17,474
Lord Evans of Weardale		12,892	12,892	—	—	—	12,892
Joachim Faber	4	66,605	93,221	—	—	—	93,221
John Flint	2,4	533,118	719,405				719,405
Stuart Gulliver	2,4	3,711,169	3,503,563	176,885	—		3,680,448
Irene Lee		10,588	10,809	—	—	—	10,809
John Lipsky	1,4	16,165	16,165	—	—	—	16,165
Iain Mackay	2	442,118	756,668	—	—	—	756,668
Heidi Miller	1	4,200	4,285	—	—	—	4,285
Marc Moses	2	1,207,068	1,475,567	—	—	—	1,475,567
David Nish		50,000	—	50,000	—	—	50,000
Jonathan Symonds		42,821	37,936	4,885	—	—	42,821
Jackson Tai	1,3	44,825	13,945	10,350	21,675	—	45,970
Mark Tucker		276,000	281,785	—	—	—	281,785
Pauline van der Meer Mohr		15,000	15,000	—	—	—	15,000

1
Phillip Ameen has an interest in 1,000, Kathleen Casey has an interest in 1,864, John Lipsky has an interest in 3,233, Heidi Miller has an interest in 857 and Jackson Tai has an interest in 9,194 listed American Depositary Shares (‘ADSs’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

2
Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans and the HSBC Share Plan 2011 are set out on the following pages. At 30 June 2018, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans, were: John Flint – 1,281,533; Stuart Gulliver – 6,712,018; Iain Mackay – 2,505,919; and Marc Moses – 3,218,740. Each Director’s total interests represents less than 0.04% of the shares in issue and 0.04% of the shares in issue excluding treasury shares.

3	Jackson Tai’s holding includes a non-beneficial interest in 10,350 shares of which he is custodian.

4
Stuart Gulliver retired from the Board on 20 February 2018. Phillip Ameen, Joachim Faber and John Lipsky retired from the Board on 20 April 2018. Their total interests are as at their retirement date. All figures are as at 30 June 2018 or on the retirement of the Director unless otherwise stated. John Flint’s opening interests are as at 21 February 2018, the date he joined the Board.

Savings-related share option plan

HSBC Holdings savings-related share option plan
					HSBC Holdings ordinary shares
	Date of award	Exercise price (£)	Exercisable		Held at	Held at
			from	until	1 Jan 2018	30 Jun 2018
John Flint	22 September 2015	4.0472	1 November 2018	30 April 2019	4,447	4,447
Iain Mackay	23 September 2014	5.1887	1 November 2017	30 April 2018	3,469	—
There are no performance criteria for savings-related share options. No changes have been made to the terms of these awards since they were made. See page 116 for more details on the savings-related share option plans. The market value per ordinary share at 30 June 2018 was £7.1075. The highest and lowest market values per ordinary share during the half-year to 30 June 2018 were £7.9605 and £6.6205. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

HSBC Holdings plc	115

Shareholder information

HSBC Share Plan 2011
Conditional awards of deferred shares
Vesting of deferred share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in conditional share awards are categorised as the interests of the beneficial owner.

Deferred share awards
				HSBC Holdings ordinary shares
	Date of award		Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2018		Awards vested during the period to 30 Jun 2018[1]		Awards held at
		Footnotes		1 Jan 2018	Number	Monetary value	Number	Monetary value	30 Jun 2018[1]
						£000		£000
John Flint[7]	11 Mar 2013	2	2018	73,793	—	—	75,339	532	—
	2 Mar 2015	3	2016-2018	27,717	—	—	28,298	196	—
	29 Feb 2016	4	2017-2019	96,595	—	—	49,417	346	49,203
	27 Feb 2017	6	2020-2024	104,104	—	—	—	—	106,286
	26 Feb 2018	5	2018	—	86,366	623	86,366	623	—
	26 Feb 2018	8	2021-2025	—	166,014	1,201	—	—	166,014
Stuart Gulliver[7]	11 Mar 2013	2	2018	105,221	—	—	—	—	105,221
	2 Mar 2015	3	2016-2018	26,996	—	—	—	—	26,996
	29 Feb 2016	4	2017-2019	52,648	—	—	—	—	52,648
Iain Mackay	11 Mar 2013	2	2018	72,742	—	—	74,266	524	—
	2 Mar 2015	3	2016-2018	18,123	—	—	18,503	128	—
	29 Feb 2016	4	2017-2019	52,427	—	—	26,821	188	26,705
	26 Feb 2018	5	2018	—	184,406	1,330	184,406	1,330	—
Marc Moses	11 Mar 2013	2	2018	70,672	—	—	72,153	509	—
	2 Mar 2015	3	2016-2018	21,606	—	—	22,509	156	—
	29 Feb 2016	4	2017-2019	40,581	—	—	20,760	145	20,671
	26 Feb 2018	5	2018	—	187,724	1,354	187,724	1,354	—

1	Includes additional shares arising from dividend equivalents.

2
Awards granted in March 2013 are subject to service conditions and satisfactory completion of the AML DPA, as determined by the Committee. The AML DPA condition ended on the fifth anniversary of the award date.

3
At the date of the award (2 March 2015) the market value per share was £5.83. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. On 14 March 2018, the third tranche of the award vested. On that date, the market value per share was £6.9321.

4
At the date of the award (29 February 2016), the market value per share was £4.60. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. On 13 March 2018, the second tranche of the award vested. On that date, the market value per share was £7.0074. The balance will vest in 2019.

5
The non-deferred award vested immediately on 26 February 2018. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. At the date of vesting, the market value per share was £7.2146.

6
At the date of the award (27 February 2017), the market value per share was £6.50. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. The award will vest in five equal annual tranches commencing in March 2020.

7	Stuart Gulliver retired from the Board on 20 February 2018. His total interests are as at his retirement date. John Flint’s opening interests are as at 21 February 2018, the date he joined the Board.
8 The number of shares was determined using a market value per share of £7.234. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches commencing in March 2021.
Conditional awards under the Group Performance Share Plan
The Group Performance Share Plan (‘GPSP’) is a plan designed to offer long-term incentives governed by the rules of the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as beneficial.

116	HSBC Holdings plc

Group Performance Share Plan
				HSBC Holdings ordinary shares
	Date of award	Footnote	Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2018		Awards vested during the period to 30 Jun 2018[1]		Awards held at
				1 Jan 2018	Number	Monetary value	Number	Monetary value	30 Jun 2018[1]
						£000		£000
John Flint[2]	11 Mar 2013	3	2018	85,156	—	—	86,941	614	—
	10 Mar 2014		2019	147,082	—	—	—	—	150,165
	2 Mar 2015		2020	30,851	—	—	—	—	31,497
	29 Feb 2016		2021	53,396	—	—	—	—	54,516
Stuart Gulliver[2]	11 Mar 2013		2018	539,599	—	—	—	—	539,599
	10 Mar 2014		2019	750,611	—	—	—	—	750,611
	2 Mar 2015		2020	442,452	—	—	—	—	442,452
	29 Feb 2016		2021	480,795	—	—	—	—	480,795
Iain Mackay	11 Mar 2013	3	2018	251,812	—	—	257,091	1,815	—
	10 Mar 2014		2019	439,686	—	—	—	—	448,903
	2 Mar 2015		2020	236,992	—	—	—	—	241,960
	29 Feb 2016		2021	268,976	—	—	—	—	274,614
Marc Moses	11 Mar 2013	3	2018	280,591	—	—	286,473	2,022	—
	10 Mar 2014		2019	439,643	—	—	—	—	448,859
	2 Mar 2015		2020	236,992	—	—	—	—	241,960
	29 Feb 2016		2021	268,976	—	—	—	—	274,614

1	Includes additional shares arising from dividend equivalents.

2	Stuart Gulliver retired from the Board on 20 February 2018. His total interests are as at his retirement date. John Flint’s opening interests are as at 21 February 2018, the date he joined the Board.
3 On 12 March 2018, the deferred awards granted in 2013 vested. On that date, the market value per share was £7.06.

Long-term incentive awards
The long-term incentive award is an award of shares with a three-year performance period. At the end of this performance period and subject to the award terms the number of shares that vest will be determined based on an assessment of performance against financial and non-financial measures. Subject to that assessment, the shares will vest in five equal annual instalments. On vesting, awards are subject to a retention period of up to one year. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as beneficial.

Long-term incentive awards
			HSBC Holdings ordinary shares
	Date of award	Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2018		Awards vested during the period to 30 Jun 2018		Awards held at
			1 Jan 2018	Number	Monetary value	Number	Monetary value	30 Jun 2018[1]
					£000		£000
Stuart Gulliver[2]	27 Feb 2017	2020-2024	633,278	—	—	—	—	633,278
Iain Mackay	27 Feb 2017	2020-2024	354,255	—	—	—	—	361,681
	26 Feb 2018	2021-2025	—	395,388	2,859			395,388
Marc Moses	27 Feb 2017	2020-2024	354,255	—	—	—	—	361,681
	26 Feb 2018	2021-2025	—	395,388	2,859	—	—	395,388

1	At the date of award, 26 February 2018, the market value per share was £7.234.

2	Stuart Gulliver retired from the Board on 20 February 2018. His total interests are as at his retirement date.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC Holdings and its associated corporations. Save as stated in the tables above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since 30 June 2018, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

Increase in Directors’ interests since 30 June 2018
	Footnotes	HSBC Holdings ordinary shares
Beneficial owner
Kathleen Casey	1, 2	95
Henri de Castries	2	177
John Flint	3	3,977
Irene Lee	2	109
Iain Mackay	3	13,749
Heidi Miller	1, 2	40
Marc Moses	3	13,688

1
Kathleen Casey has an interest in 1,883 and Heidi Miller has an interest in 865 ADSs, which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

2	Additional shares arising from scrip dividends.

3	Comprises dividend equivalents on deferred share awards, GPSP awards and long-term incentive awards granted under the HSBC Share Plan 2011.

HSBC Holdings plc	117

Shareholder information

2	Employee share plans
Share options and discretionary awards of shares are granted under HSBC share plans to help align the interests of employees with those of shareholders. The following are particulars of outstanding options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted for nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period to 30 June 2018.
A summary, for each plan, of the total number of options which were granted, exercised or lapsed during the period is shown in the table below. Particulars of options held by Directors of HSBC Holdings are set out on page 113. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Copies may be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.
All-employee share plans
The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible employees have been granted options to acquire HSBC Holdings ordinary shares. There are no outstanding options under the HSBC Holdings Savings-Related Share Option Plan: International and the plan ceased on 31 January 2018. The HSBC International Employee Share Purchase Plan was introduced in 2013 and now includes employees based in 27 jurisdictions.
For options granted under the HSBC Holdings Savings-Related Share Option Plan, employees save up to £500 each month over a period of three or five years. Employees may elect within six months following the third or fifth anniversary of the commencement of the relevant savings contract, to use these savings, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. In the case of redundancy, ceasing employment on grounds of injury or ill health, retirement, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. In certain limited circumstances, in accordance with the plan rules, the exercise period of options granted under the all-employee share plans may be extended.
The terms set out in the preceding paragraph also applied to options granted up to April 2012 under the HSBC Holdings Savings-Related Share Option Plan: International, with the exception that contributions were capped at the equivalent of £250 each month.
Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International, the option exercise price has been determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20%. Where applicable, the US dollar, Hong Kong dollar and euro exercise prices were converted from the sterling exercise price at the applicable exchange rate on the working day preceding the relevant invitation date. The HSBC Holdings Savings-Related Share Option Plan will terminate on 23 May 2025 (at which time the plan may be extended with approval from Shareholders) unless the Directors resolve to terminate the plan at an earlier date.

HSBC Holdings All-employee Share Option Plans
							HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable			At 1 Jan 2018	Granted in period	Exercised in period	Lapsed in period	At 30 Jun 2018
from	to	from	to	from	to	Footnotes
Savings-Related Share Option Plan						1
24 Apr 2012	21 Sep 2017	(£) 4.0472	(£) 5.9640	1 Aug 2017	30 April 2023		64,566,103	—	1,890,314	2,330,378	60,345,411
Savings-Related Share Option Plan: International						2
24 Apr 2012		(£) 4.4621		1 Aug 2017	31 Jan 2018		38,829	—	25,295	13,534	—
24 Apr 2012		($) 7.1456		1 Aug 2017	31 Jan 2018		17,873	—	11,064	6,809	—
24 Apr 2012		(€) 5.3532		1 Aug 2017	31 Jan 2018		10,539	—	8,486	2,053	—
24 Apr 2012		(HK$) 55.4701		1 Aug 2017	31 Jan 2018		36,309	—	20,631	15,678	—

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.2456.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.7119.

3	Share buy-back
On 9 May 2018, HSBC Holdings commenced a share buy-back of its ordinary shares of $0.50 each for up to a maximum consideration of $2.0bn. This buy-back will conclude no later than 31 October 2018 (subject to regulatory approval remaining in place). The purpose of the buy-back is to reduce HSBC’s number of outstanding ordinary shares. The nominal value of ordinary shares purchased as at 30 June 2018 was £54,503,896.50 and the aggregate consideration paid by HSBC was £790,070,974. The table that follows outlines details of the ordinary shares purchased on a monthly basis from 9 May to 30 June 2018. At 30 June 2018, the total number of shares purchased was 109,007,793, representing 0.54% of the ordinary shares in issue and 0.55% of the shares (excluding treasury shares). All shares purchased were subsequently cancelled.

118	HSBC Holdings plc

Share buy-back
	Number of shares	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
May-18	43,843,281	7.4990	7.1340	7.3027	320,172,904
Jun-18	65,164,512	7.3910	7.0030	7.2110	469,898,070
	109,007,793				790,070,974

4	Other equity instruments
Additional tier 1 capital – contingent convertible securities
HSBC continues to issue contingent convertible securities that are included in its capital base as fully CRD IV compliant additional tier 1 capital securities on an end point basis. These securities are marketed principally and subsequently allotted to corporate investors and fund managers. The net proceeds of the issuances are used for HSBC’s general corporate purposes and to further strengthen its capital base to meet requirements under CRD IV. These securities bear a fixed rate of interest until their initial call dates. After the initial call dates, if they are not redeemed, the securities will bear interest at rates fixed periodically in advance for five-year periods based on credit spreads, fixed at issuance, above prevailing market rates. Interest on the contingent convertible securities will be due and payable only at the sole discretion of HSBC, and HSBC has sole and absolute discretion at all times to cancel for any reason (in whole or part) any interest payment that would otherwise be payable on any payment date. Distributions will not be paid if they are prohibited under UK banking regulations or if the company has insufficient reserves or fails to meet the solvency conditions defined in the securities’ terms.
The contingent convertible securities are undated and are repayable at the option of HSBC in whole at the initial call date or on any fifth anniversary after this date. In addition, the securities are repayable at the option of HSBC in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA. These securities rank pari passu with HSBC’s dollar and sterling preference shares and therefore rank ahead of ordinary shares. The contingent convertible securities will be converted into fully paid ordinary shares of HSBC at a predetermined price, should HSBC’s consolidated end point CET1 ratio fall below 7.0%. Therefore, in accordance with the terms of the securities, if the end point CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at fixed contractual conversion prices in the issuance currencies of the relevant securities, equivalent to £2.70 at the prevailing rate of exchange on the issuance date, subject to anti-dilution adjustments.

Additional tier 1 capital instruments issued during 2018
	Nominal	Issue price	Market price	Net price	Issue date
	$m	%	%	%
2,350m 6.25% perpetual subordinated contingent convertible securities	2,350	100.00	98.25	100.00	23 March, 2018
1,800m 6.50% perpetual subordinated contingent convertible securities	1,800	100.00	99.60	100.00	23 March, 2018

5	Notifiable interests in share capital
At 30 June 2018, HSBC Holdings had received the following notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the UK Disclosure Guidance and Transparency Rules:

•
BlackRock, Inc. gave notice on 22 May 2018 that on 21 May 2018 it had an indirect interest in HSBC Holdings of 1,167,291,912 ordinary shares, qualifying financial instruments with 94,198,726 voting rights that may be acquired if the instruments are exercised or converted, and financial instruments with similar economic effect to qualifying financial instruments which refer to 10,781,765 voting rights. These represented 5.81%, 0.46% and 0.05%, respectively, of the total voting rights at 21 May 2018.

•
Ping An Asset Management Co., Ltd. gave notice on 6 December 2017 that on 4 December 2017 it had an indirect interest in HSBC Holdings ordinary shares of 1,007,946,172, representing 5.04% of the total voting rights at that date.

At 30 June 2018, as recorded in the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•
BlackRock, Inc. gave notice on 22 May 2018 that on 17 May 2018 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,382,665,285 shares and a short position of 6,264,297 representing 6.78% and 0.03%, respectively, of the ordinary shares in issue at 17 May 2018.

•
JPMorgan Chase & Co. gave notice on 1 March 2018 that on 26 February 2018 it had the following interests in HSBC Holdings ordinary shares: a long position of 777,156,316 shares, a short position of 135,523,161 shares, and a lending pool of 443,282,346 shares. These represented 3.82%, 0.66% and 2.17%, respectively, of the ordinary shares in issue at 26 February 2018.

•
Ping An Asset Management Co., Ltd. gave notice on 13 February 2018 that on 9 February 2018 it had a long position of 1,253,254,972 shares, representing 6.17% of the ordinary shares in issue at 9 February 2018.

6	Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for the share buy-back and dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2018.

7	First interim dividend for 2018
The first interim dividend for 2018 of $0.10 per ordinary share was paid on 5 July 2018.

HSBC Holdings plc	119

Shareholder information

8	Second interim dividend for 2018
On 6 August 2018, the Directors declared a second interim dividend in respect of 2018 of $0.10 per ordinary share. The ordinary shares in London, Hong Kong, Paris and Bermuda, and the American Depositary Shares (‘ADSs’) in New York, will be quoted ex-dividend on 16 August 2018. The dividend will be payable on 27 September 2018 to holders of record on 17 August 2018.
The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 17 September 2018. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 29 August 2018 and elections must be received by 13 September 2018.
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 27 September 2018 to the holders of record on 17 August 2018. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 9 August 2018, 24 August 2018 and 28 September 2018.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 27 September 2018 to holders of record on 17 August 2018. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be sent to holders on or about 29 August 2018 and elections will be required to be made by 7 September 2018. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 17 August 2018 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 17 August 2018. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 16 August 2018.
Transfers of ADSs must be lodged with the depositary by 11.00am local time on 17 August 2018 in order to receive the dividend.
Dividend on preference shares
A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), (equivalent to a dividend of $0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2018 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a quarterly dividend be payable on 17 September 2018 to holders of record on 30 August 2018.

9	Proposed interim dividends for 2018
The Board has adopted a policy of paying quarterly dividends on the ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2018 that have not yet been declared are as follows:

Interim dividends for 2018 not yet declared
	Footnote	Third interim dividend for 2018	Fourth interim dividend for 2018
Announcement		2 Oct 2018	19 Feb 2019
Shares quoted ex-dividend in London, Hong Kong, New York, Paris and Bermuda		11 Oct 2018	21 Feb 2019
Record date in London, Hong Kong, New York, Paris and Bermuda	1	12 Oct 2018	22 Feb 2019
Payment date		21 Nov 2018	8 Apr 2019

1	Removals from or transfers to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register will not be permitted on these dates.

10	Earnings release
An earnings release for the three-month period ending 30 September 2018 is expected to be issued on 29 October 2018.

11	Final results
The results for the year to 31 December 2018 are expected to be announced on 19 February 2019.

12	Corporate governance
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2018, HSBC complied with the applicable provisions of the UK Corporate Governance Code and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate Risk Committee. HSBC’s Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems.
The Board has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.

120	HSBC Holdings plc

Following specific enquiry, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2017 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 26.

13	Changes in Directors’ details
Changes in current Directors’ details since the date of the Annual Report and Accounts 2017 which are required to be disclosed pursuant to Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules are set out below.
On 25 June 2018, the Group announced that Iain Mackay will retire as Executive Director and Group Finance Director. His successor was announced as Ewen Stevenson. Retirement and appointment dates will be confirmed in due course.
Phillip Ameen
Retired from the Board on 20 April 2018.
Kathleen Casey
Resigned as a member of the Financial System Vulnerabilities Committee on 20 April 2018.
Appointed as a member of the Nomination & Corporate Governance Committee on 20 April 2018.
Henri de Castries
Appointed as a member of the Nomination & Corporate Governance Committee on 20 April 2018.
Appointed as a non-executive director of Argus Media Limited on 1 June 2018.
Laura Cha
Appointed as a member of the Financial System Vulnerabilities Committee on 20 April 2018.
Resigned as a member of the Conduct & Values Committee (following its demise) on 20 April 2018.
Resigned as a member of the Philanthropic & Community Investment Oversight Committee (following its demise) on 20 April 2018.
Resigned as a non-executive director of China Telecom Corporation Limited on 28 May 2018.
Resigned as Hong Kong Delegate to the 12th National People’s Congress of China on 5 March 2018.
Appointed as Chair of Hong Kong Exchanges and Clearing Limited on 25 April 2018.
Appointed as a non-executive director of London Metal Exchange on 26 April 2018 (a subsidiary of Hong Kong Exchanges and Clearing Limited).
Resigned as Chairman of Financial Services Development Council, Hong Kong on 10 July 2018.
Jonathan Evans
Appointed as a member of the Nomination & Corporate Governance Committee on 20 April 2018.
Resigned as a member of the Conduct & Values Committee (following its demise) on 20 April 2018.
Resigned as a member of the Philanthropic & Community Investment Oversight Committee (following its demise) on 20 April 2018.
Joachim Faber
Retired from the Board on 20 April 2018.
John Flint
Appointed to the Board on 21 February 2018.
Stuart Gulliver
Retired from the Board on 20 February 2018.
Irene Lee
Appointed as a member of the Nomination & Corporate Governance Committee on 20 April 2018.
Appointed as a member of the Remuneration Committee on 20 April 2018.
Resigned as a non-executive director of CLP Holdings Limited on 4 May 2018.
Appointed as a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority on 28 May 2018.
John Lipsky
Retired from the Board on 20 April 2018.
Pauline van der Meer Mohr
Resigned as a member of the Conduct & Values Committee (following its demise) on 20 April 2018.
Appointed as a member of the Group Risk Committee on 20 April 2018.
Resigned as a member of the supervisory board of ASML Holdings N.V. on 25 April 2018.
Appointed as a non-executive director of Mylan NV on 29 June 2018.
Heidi Miller
Appointed as a member of the Nomination & Corporate Governance Committee on 20 April 2018.
David Nish
Appointed as a member of the Nomination & Corporate Governance Committee on 20 April 2018.
Jonathan Symonds
Resigned as a member of the Conduct & Values Committee (following its demise) on 20 April 2018.
Appointed as a member of the Group Risk Committee on 20 April 2018.
Appointed as an adviser to Board and an adviser to CEO of Mesoblast Limited on 19 January 2018.
Appointed as non-executive director of Rubius Therapeutics Inc. on 1 April 2018.
Resigned as Chairman and non-executive director of HSBC Bank Plc on 6 August 2018.
Appointed as Deputy Group Chairman of HSBC Holdings Plc on 6 August 2018.
Jackson Tai
Appointed as a member of the Nomination & Corporate Governance Committee on 20 April 2018.

HSBC Holdings plc	121

Shareholder information

14	Going concern basis
As mentioned in Note 1 ‘Basis of preparation and significant accounting policies’ on page 84, the financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.
In particular, HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are addressed in the Overview section; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the Interim Management Report section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the Risk section of the Annual Report and Accounts 2017; and HSBC’s approach to capital management and allocation is described in the Capital section of the Annual Report and Accounts 2017.

15	Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley PO15 7PA; or UK telephone: +44 (0) 3456 080848, or from an overseas telephone: +44 (0) 1226 261090; or website: www.hsbc.co.uk/shares.

16	Stock symbols
HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HSBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC.BH

17	Copies of the Interim Report 2018 and shareholder enquiries and communications
Further copies of the Interim Report 2018 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2018 may also be downloaded from the HSBC website, www.hsbc.com.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.
Any enquiries relating to your shareholdings on the share register (for example transfers of shares, change of name or address, lost share certificates or dividend cheques) should be sent to the Registrar at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register
Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong	Investor Relations Team HSBC Bank Bermuda Limited 37 Front Street Hamilton HM 11 Bermuda
Telephone: +44 (0) 370 702 0137 Email: via website Web: www.investorcentre.co.uk/contactus	Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk Web: www.investorcentre.com/hk	Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm Web: www.investorcentre.com/bm
Any enquiries relating to ADSs should be sent to the depositary at:

The Bank of New York Mellon Shareowner Services PO Box 505000 Louisville, KY 40233-5000 USA	Telephone (US): +1 877 283 5786 Telephone (international): +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Web: www.mybnymdr.com

122	HSBC Holdings plc

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for NYSE Euronext Paris, should be sent to the paying agent:

CACEIS Corporate Trust 14, rue Rouget de Lisle 92130 Issy-les-Moulineaux France	Telephone: +33 1 57 78 34 28 Email: ct-service-ost@caceis.com Website: www.caceis.com
A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

Abbreviations

Currencies
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviation
1H17	First half of 2017
1H18	First half of 2018
1Q17	First quarter of 2017
1Q18	First quarter of 2018
2H17	Second half of 2017
2Q17	Second quarter of 2017
2Q18	Second quarter of 2018
4Q17	Fourth quarter of 2017
A
ABS	Asset-backed security
ADS	American Depositary Share
AFS	Available for sale
AIEA	Average interest-earning assets
AML	Anti-money laundering
AML DPA	Five-year deferred prosecution agreement with the US Department of Justice, entered into in December 2012
ASEAN	Association of Southeast Asian Nations
B
Basel Committee	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
BSA	Bank Secrecy Act (US)
BSM	Balance Sheet Management
C
C&L	Credit and Lending
CAPM	Capital asset pricing model
CDO	Collateralised debt obligation
CEA	Commodity Exchange Act (US)
CET1	Common equity tier 1
CLO	Collateralised loan obligation
CMB	Commercial Banking, a global business
CMC	Capital maintenance charge

CML	Consumer and Mortgage Lending (US)
CRD	Capital Requirements Directive
CRR	Capital Requirements Regulation
D
DCM	Debt Capital Markets
Decision One	Decision One Mortgage Company LLC
DoJ	Department of Justice (US)
DPA	Deferred prosecution agreement (US)
DPF	Discretionary participation feature of insurance and investment contracts
E
EBA	European Banking Authority
EC	European Commission
ECL	Expected credit losses
EU	European Union
Euribor	European interbank offered rate
F
FCA	Financial Conduct Authority (UK)
FICC	Fixed Income, Currencies and Commodities
FOS	Financial Ombudsman Service
FRB	Federal Reserve Board (US)
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FVPL	Fair value through profit and loss
FX	Foreign exchange
FX DPA	Three-year deferred prosecution agreement with the US Department of Justice, entered into in January 2018
G
GAAP	Generally accepted accounting practice
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
GLCM	Global Liquidity and Cash Management
Global Markets	HSBC’s capital markets services in Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking, a global business
GPSP	Group Performance Share Plan
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
H
HKEx	The Stock Exchange of Hong Kong Limited
HNAH	HSBC North America Holdings Inc.
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc

HSBC Holdings plc	123

Shareholder information

HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Private Bank Suisse	HSBC Private Bank (Suisse) SA, HSBC’s private bank in Switzerland
HSBC USA	The sub-group, HSBC USA Inc and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)
HTIE	HSBC Institutional Trust Services (Ireland) Limited
HTM	Held to maturity
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRSs	International Financial Reporting Standards
Investor Update	The Investor Update in June 2015
IRB	Internal ratings-based
ISDA	International Swaps and Derivatives Association
L
LCR	Liquidity coverage ratio
LFRF	Liquidity and funding risk management framework
LGD	Loss given default
Libor	London interbank offered rate
LICs	Loan impairment charges and other credit risk provisions
LTV	Loan to value
M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong and Macau
MBS	US mortgage-backed security
MENA	Middle East and North Africa
MREL	EU minimum requirements for own funds and eligible liabilities
N
NII	Net interest income
NSFR	Net stable funding ratio
O
OCC	Office of the Comptroller of the Currency (US)
ORMF	Operational risk management framework
P
PBT	Profit before tax
PPI	Payment protection insurance product
PRA	Prudential Regulation Authority (UK)
PRD	Pearl River Delta (China)
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business
PwC	PricewaterhouseCoopers LLP and its network of firms

R
RBWM	Retail Banking and Wealth Management, a global business
Repo	Sale and repurchase transaction
Reverse repo	Security purchased under commitments to sell
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
RoE	Return on equity
RoRWA	Return on average risk-weighted assets
RoTE	Return on tangible equity
RWAs	Risk-weighted assets
S
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies planned in response to UK ringfencing proposals
T
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of HSBC
U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
US run-off portfolio	Includes the run-off CML residential mortgage loan portfolio of HSBC Finance on an IFRSs management basis
V
VaR	Value at risk
VIU	Value in use

124	HSBC Holdings plc

This document comprises the Interim Report 2018 and information herein has been filed on Form 6-K with the US Securities and Exchange Commission for HSBC Holdings plc and its subsidiary and associated undertakings.

HSBC Holdings PLC
Incorporated in England with limited liability. Registered in England: number 617987

Registered Office and Group Head Office
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

© Copyright HSBC Holdings plc 2018
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.
Published by Group Finance, HSBC Holdings plc, London

Designed by Superunion, London (cover and ‘Overview’ section) and by Group Finance, HSBC Holdings plc, London (rest of the Interim Report 2018)

Photography
Cover and inside front cover–page 1: Getty Images
Pages 2–3: Terry Tam, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong
Page 4 (Group Chairman): Charles Best
Page 5 (Group Chief Executive): Global Communications, HSBC Holdings plc
Pages 6–7: David George, HSBC Bank Egypt S.A.E., Cairo, Egypt
Pages 12–15: Ramit Soni, The Hongkong and Shanghai Banking Corporation Limited, Mumbai, India
Pages 16–17: Global Communications, HSBC Holdings plc
Inside back cover: Laurie Mae Gucilatar, HSBC Electronic Data Processing (Philippines), Inc., Quezon City, Philippines

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this interim report on its behalf.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Dated: 6 August 2018

HSBC Holdings plc	125